     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 2000


                                             1933 ACT REGISTRATION NO. 333-33782

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6


               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                               SEPARATE ACCOUNT R

                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (219) 455-2000


       Elizabeth Frederick, Esquire                            COPY TO:
The Lincoln National Life Insurance Company             Jeremy Sachs, Esquire
         1300 South Clinton Street           The Lincoln National Life Insurance Company
               P.O. Box 1110                                350 Church St.
         Fort Wayne, Indiana 46802                        Hartford, CT 06103
  (NAME AND ADDRESS OF AGENT FOR SERVICE)


       APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of the Registration Statement. INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)


    An indefinite amount of the securities being offered by the Registration Statement has been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Form 24f-2 for Registrant for the fiscal year ending December 31, 1999 was filed March 24, 2000.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  1                            Cover Page Highlights

  2                            Cover Page

  3                            *

  4                            Distribution of Policies

  5                            Lincoln Life, the Separate Account and the
                               General Account

  6(a)                         Lincoln Life, the Separate Account and the
                               General Account

  6(b)                         *

  9                            Legal Proceedings

  10(a)-(c)                    Right-to-Examine Period; Surrenders; Accumulation
                               Value; Reports to Policy Owners

  10(d)                        Right to Exchange the Policy; Policy Loans;
                               Surrenders; Allocation of Net Premium Payments

  10(e)                        Lapse and Reinstatement

  10(f)                        Voting Rights

  10(g)-(h)                    Substitution of Securities

  10(i)                        Premium Payments; Transfers; Death Benefits;
                               Payment of Death Benefit Proceeds; Policy Values;
                               Settlement Options

  11                           The Funds

  12                           The Funds

  13                           Charges; Fees

  14                           Issuance

  15                           Premium Payments; Transfers

  16                           Lincoln Life, the Separate Account and the
                               General Account

  17                           Surrenders

  18                           Lincoln Life, the Separate Account and the
                               General Account

  19                           Reports to Policy Owners

  20                           *

  21                           Policy Loans

  22                           *

  23                           Lincoln Life, the Separate Account and the
                               General Account

  24                           Incontestability; Suicide; Misstatement of Age or
                               Gender

  25                           Information about Lincoln Life and the Separate
                               Account

  26                           Fund Participation Agreements

  27                           Lincoln Life, the Separate Account and the
                               General Account

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  28                           Directors and Officers of Lincoln Life

  29                           Lincoln Life, the Separate Account and the
                               General Account

  30                           *

  31                           *

  32                           *

  33                           *

  34                           *

  35                           *

  37                           *

  38                           Distribution of Policies

  39                           Distribution of Policies

  40                           *

  41(a)                        Distribution of Policies

  42                           *

  43                           *

  44                           The Funds; Premium Payments

  45                           *

  46                           Surrenders

  47                           Lincoln Life, the Separate Account and the
                               General Account; Surrenders, Transfers

  48                           *

  49                           *

  50                           Lincoln Life, the Separate Account and the
                               General Account

  51 Cover Page; Highlights; Premium Payments; Right to Exchange the Policy

  52                           Substitution of Securities

  53                           Tax Matters

  54                           *

  55                           *

* Not Applicable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

HOME OFFICE LOCATION:
1300 SOUTH CLINTON STREET
P.O. BOX 1110
FORT WAYNE, INDIANA 46802
(800) 454-6265

ADMINISTRATIVE OFFICE
PERSONAL SERVICE CENTER MVLI
350 CHURCH STREET
HARTFORD, CT 06103-1106
(800)444-2363

--------------------------------------------------------------------------------

               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
              BENEFITS PAYABLE ON DEATH OF SECOND OF TWO INSUREDS
--------------------------------------------------------------------------------

    This Prospectus describes a flexible premium variable life insurance contract (the "Policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "Company", "we", "us", "our"). The Policy provides death benefits when the second of the two named Insureds dies (a "Second Death Policy").

    The Policy features:

                        - flexible premium payments;
                        - a choice of one of two death benefit options; and
                        - a choice of underlying investment options.

    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.


    You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account R ("Separate Account"). Each Sub-Account invests in one of the Funds listed below:



AIM VARIABLE INSURANCE FUNDS
AIM V.I. Growth Fund
AIM V.I. International Equity Fund
AIM V.I. Value Fund
AMERICAN FUNDS INSURANCE SERIES
(ALSO KNOWN AS AMERICAN VARIABLE
INSURANCE SERIES)
Global Small Capitalization Fund -- Class 2
Growth Fund -- Class 2
Growth-Income Fund -- Class 2
BARON CAPITAL FUNDS TRUST
Baron Capital Asset Fund -- Insurance Shares
DEUTSCHE ASSET MANAGEMENT VIT FUNDS
(FORMERLY BT INSURANCE FUNDS TRUST)
EAFE-Registered Trademark- Equity Index Fund
Equity 500 Index Fund
Small Cap Index Fund
DELAWARE GROUP PREMIUM FUND
Devon Series -- Standard Class
Emerging Markets Series -- Standard Class
High Yield Series -- Standard Class
(formerly Delchester Series)
REIT Series -- Standard Class
Small Cap Value Series -- Standard Class
Trend Series -- Standard Class
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Growth Portfolio -- Service Class
High Income Portfolio -- Service Class
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Contrafund Portfolio -- Service Class
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
Growth Opportunities Portfolio -- Service Class
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Templeton Growth Securities Fund -- Class 2
(formerly Templeton Stock Fund)
Templeton International Securities Fund -- Class 2
(formerly Templeton International Fund)
JANUS ASPEN SERIES
Janus Aspen Balanced Portfolio -- Institutional Shares
Janus Aspen Global Technology Portfolio -- Service Shares
Janus Aspen Worldwide Growth Portfolio -- Institutional Shares
LINCOLN NATIONAL (LN)
LN Bond Fund, Inc.
LN Capital Appreciation Fund, Inc.
LN Equity-Income Fund, Inc.
LN Global Asset Allocation Fund, Inc.
LN Money Market Fund, Inc.
LN Social Awareness Fund, Inc.
MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
MFS Emerging Growth Series
MFS Total Return Series
MFS Utilities Series
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
AMT Mid-Cap Growth Portfolio
AMT Partners Portfolio


TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THIS POLICY MAY NOT BE AVAILABLE IN ALL STATES, AND THIS PROSPECTUS ONLY OFFERS THE POLICY FOR SALE IN JURISDICTIONS WHERE SUCH OFFER AND SALE ARE LAWFUL.

                         PROSPECTUS DATED: MAY 1, 2000

                               TABLE OF CONTENTS

CONTENTS                                  PAGE
--------                                --------
HIGHLIGHTS............................      3
  Initial Choices To Be Made..........      3
  Level or Varying Death Benefit......      3
  Amount of Premium Payment...........      4
  Selection of Funding Vehicles.......      4
  Charges and Fees....................      5
  Fund Expenses.......................      6
  Changes in Specified Amount.........      9
LINCOLN LIFE, THE SEPARATE ACCOUNT AND
 THE GENERAL ACCOUNT..................      9
BUYING VARIABLE LIFE INSURANCE........     10
  Replacements........................     12
APPLICATION...........................     12
OWNERSHIP.............................     12
BENEFICIARY...........................     13
INSUREDS..............................     13
THE POLICY............................     13
  Policy Specifications...............     14
PREMIUM FEATURES......................     14
  Planned Premiums; Additional
   Premiums...........................     14
    Limits on Right to Make Payments
     of Additional and Planned
     Premiums.........................     14
    Premium Load; Net Premium
     Payment..........................     15
RIGHT-TO-EXAMINE PERIOD...............     15
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS.............................     15
  Allocation of Net Premium
   Payments...........................     15
  Transfers...........................     15
  Optional Sub-Account Allocation
   Programs...........................     16
    Dollar Cost Averaging.............     16
    Automatic Rebalancing.............     16
POLICY VALUES.........................     17
  Accumulation Value..................     17
  Separate Account Value..............     17
    Variable Accumulation Unit
     Value............................     18
    Variable Accumulation Units.......     18
  Fixed Account and Loan Account
   Value..............................     18
  Net Accumulation Value..............     18
FUNDS.................................     19
  Substitution of Securities..........     24
  Voting Rights.......................     24
  Fund Participation Agreements.......     24
CHARGES AND FEES......................     25
  Premium Load; Net Premium Payment...     25
  Deductions Made Monthly.............     25
    Monthly Deduction.................     25
    Cost of Insurance Charge..........     26
  Mortality and Expense Risk Charge...     26
  Surrender Charges...................     26
  Transaction Fee for Excess
   Transfers..........................     27
DEATH BENEFITS........................     27
  Death Benefit Options...............     27
  Changes in Death Benefit Options and
   Specified Amount...................     28

CONTENTS                                  PAGE
--------                                --------
  Federal Income Tax Definition of
   Life Insurance.....................     29
NOTICE OF DEATH OF INSUREDS...........     29
PAYMENT OF DEATH BENEFIT PROCEEDS.....     29
  Settlement Options..................     29
POLICY LIQUIDITY......................     30
  Policy Loans........................     30
  Partial Surrender...................     31
  Surrender of the Policy.............     32
    Surrender Value...................     32
  Deferral of Payment and Transfers...     32
ASSIGNMENT; CHANGE OF OWNERSHIP.......     32
  Lapse of a Policy...................     32
    No Lapse Provision................     33
  Reinstatement of a Lapsed Policy....     33
COMMUNICATIONS WITH LINCOLN LIFE......     34
  Proper Written Form.................     34
  Telephone Transaction Privileges....     34
OTHER POLICY PROVISIONS...............     34
  Issuance............................     34
  Date of Coverage....................     34
  Right to Exchange the Policy........     34
  Incontestability....................     35
  Misstatement of Age or Gender.......     35
  Suicide.............................     35
  Nonparticipating Policies...........     35
TAX ISSUES............................     35
  Taxation of Life Insurance Contracts
   in General.........................     36
  Policies which are MECS.............     37
  Policies which are not MECS.........     38
  Last Survivor Contract..............     38
  Other Considerations................     38
  Tax Status of Lincoln Life..........     39
FAIR VALUE OF THE POLICY..............     40
DIRECTORS AND OFFICERS OF LINCOLN
 LIFE.................................     40
DISTRIBUTION OF POLICIES..............     42
CHANGES OF INVESTMENT POLICY..........     42
OTHER CONTRACTS ISSUED BY LINCOLN
 LIFE.................................     42
STATE REGULATION......................     42
REPORTS TO OWNERS.....................     43
ADVERTISING...........................     43
LEGAL PROCEEDINGS.....................     43
EXPERTS...............................     43
REGISTRATION STATEMENT................     44
APPENDIX 1............................     45
  CORRIDOR PERCENTAGES................     45
APPENDIX 2............................     46
  ILLUSTRATION OF ACCUMULATION VALUES,
   SURRENDER VALUES, AND DEATH BENEFIT
   PROCEEDS...........................     46
FINANCIAL STATEMENTS..................
  Separate Account....................    R-1
  Lincoln Life........................    S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. (Regulations in your state may vary the provisions of your own Policy.) Your Policy is a flexible premium variable life insurance policy. Your Policy insures two Insureds. If one of the Insureds dies, the Policy pays no death benefit. Your Policy will pay the death benefit only when the second Insured dies. A "second-to-die" policy might be suitable when both of the Insureds have income of their own and only want to provide financial support for their dependents if both of them should die, or to provide liquidity to heirs when the Second Insured dies. If replacement income or immediate cash liquidity is needed upon the death of one Insured, this type of policy may not be suitable.

                    The Policy's value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a "second-to-die" variable life insurance policy. As a death benefit is only paid upon the second Insured's death, this Policy may, or may not, be appropriate for your financial goals. The value of the Policy and, under one option, the death benefit amount, depends on the investment results of the funding options you select.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. Lincoln Life reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    If you are entitled to favorable tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you purchase it.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the two Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.

                    LEVEL OR VARYING DEATH BENEFIT

                    The Death Benefit is the amount Lincoln pays to the Beneficiary(ies) when the second Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the Death Benefit payable as of the date of the second Insured's death.

                    When you purchase your Policy, you must choose one of two Death Benefit Options:

                    1) a level death benefit; or

                    2) a varying death benefit.

                    If you choose the level Death Benefit Option, the Death Benefit will be the greater of:

                    1) the "Specified Amount", which is the amount of the death benefit in effect for the Policy when the second Insured died (The Specified Amount may be found on the Policy's Specification Page); or
                    2) the "Corridor Death Benefit", which is the death benefit calculated as a percentage of the Accumulation Value. The Net Accumulation Value is the total of the balances in the Fixed Account and the Separate Account minus any outstanding Loan Account amounts.

                    If you choose the varying Death Benefit Option, the Death Benefit will be the greater of:

                    1) the Specified Amount plus the Net Accumulation Value when the second Insured died; or
                    2) the Corridor Death Benefit.

                    See page 26 for more details.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 14.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 24) increase as the Insureds get older.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. More information is on page 32.

                    When you first receive your Policy you will have 10 days to look it over, unless state law requires a greater time. This is called the "Right-to-Examine" time period. Use this time to review your Policy and make sure that it meets your needs. During this time period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. See page 14.

                    SELECTION OF FUNDING VEHICLES

                    VARIABLE ACCOUNT

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the variable funds, you take all the investment risk on that money. This means that if the mutual funds(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If they lose value, so does your Policy. Each fund has its own investment objective. You should review each fund's Prospectus before making your decision.

                    You must choose the Fund(s) in which you want to place each Net Premium Payment. These "Sub-Accounts" make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 18.

                    Each portfolio described below is an investment vehicle for one or more insurance company separate accounts. A given portfolio may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables we cannot guarantee there will be any correlation between the two investments. Even though the management objectives of the fund are similar, the investment results may vary.

                    FIXED ACCOUNT

                    You may also use Lincoln Life's Fixed Account to fund your Policy. Net Premium Payments made into the Fixed Account:

                     - become part of Lincoln Life's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at Lincoln Life's discretion. For additional information, see page 10.

                    CHARGES AND FEES

                    You will be charged:

                     - A premium load of no more than 8% from each Premium
                       Payment during the first 15 Policy Years, and no more than 5% thereafter.

                     - A $10 monthly deduction for administrative purposes.

                     - A monthly maximum charge of $0.15 per $1000 of initial
                       Specified Amount for distribution associated expenses for the first 120 months from issue date or from the date of an increase in Specified Amount. If an increase occurs, your current insurance age will be your issue age for the new coverage.

                     - A Cost of Insurance charge based on sex, issue age,
                       duration and premium class of each Insured.

                     - A daily mortality and expense risk charge which is at an annual rate of 0.80% and is guaranteed not to exceed that.

                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you the current expense levels for each Fund.

                    Each Policy Year you will be allowed to make 12 transfers between funding options. Beyond 12, a $25 fee may apply. See page 15.

                    SURRENDER IN FULL. You may surrender the Policy in full. If you do so during the first 15 policy years we retain a certain amount as a Surrender Charge, and deduct it from the amount due you. Also, if you surrender in full during the first 15 years of any increase in Specified Amount, we retain a certain amount as a Surrender Charge for surrendering the increase, in addition to any existing surrender charge for the original Policy. PARTIAL SURRENDER. Each time you request a partial surrender of your Policy we charge you an administrative fee of $25, but not more than 2% of the amount withdrawn. (See page 25.)

                    You may borrow within described limits against the Policy. If you borrow against your Policy, interest will be charged to the Loan Account at an annual interest rate of 8%. For the first ten Policy Years interest will be credited to the Loan Account Value at the annual rate of interest charged for a loan minus 1%. For Policy Years eleven and beyond, interest will be credited at an annual rate equal to the current interest charged. See page 29.

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                                                                                             TOTAL
                                                                                             ANNUAL
                                                                                              FUND
                                                                                           OPERATING                   TOTAL FUND
                                                                                            EXPENSES      TOTAL        OPERATING
                                                                                            WITHOUT      WAIVERS     EXPENSES WITH
                                                       MANAGEMENT     12B-1      OTHER     WAIVERS OR      AND        WAIVERS AND
                                      FUND               FEES(1)       FEES     EXPENSES   REDUCTIONS   REDUCTIONS   REIMBURSEMENTS
                            -------------------------  -----------   --------   --------   ----------   ----------   --------------
                            AIM V.I. Growth Fund.....     0.63%         N/A       0.10%       0.73%         N/A           0.73%
                            AIM V.I. International
                              Equity Fund............     0.75%         N/A       0.22%       0.97%         N/A           0.97%
                            AIM V.I. Value Fund......     0.61%         N/A       0.15%       0.76%         N/A           0.76%
                            AFIS Global Small
                              Capitalization Fund
                              Class 2................     0.78%        0.25%      0.03%       1.06%         N/A           1.06%
                            AFIS Growth Fund
                              Class 2................     0.38%        0.25%      0.01%       0.64%         N/A           0.64%
                            AFIS Growth Income Fund
                              Class 2................     0.34%        0.25%      0.01%       0.60%         N/A           0.60%
                            Baron Capital Asset
                              Fund (2)...............     0.62%        0.25%      0.63%       1.88%       (0.38%)         1.50%
                            Delaware GPF Devon
                              Series -- Standard
                              Class (3a).............     0.65%         N/A       0.10%       0.75%         N/A           0.75%
                            Delaware GPF Emerging
                              Markets Series --
                              Standard Class (3b)....     1.19%         N/A       0.28%       1.53%       (0.06%)         1.47%
                            Delaware GPF High Yield
                              Series (formerly
                              Delchester) Standard
                              Class (3c).............     0.65%         N/A       0.07%       0.72%         N/A           0.72%
                            Delaware GPF REIT Series
                              Standard Class (3d)....     0.64%         N/A       0.21%       0.96%       (0.11%)         0.85%
                            Delaware GPF Small Cap
                              Value Series Standard
                              Class (3e).............     0.75%         N/A       0.10%       0.85%         N/A           0.85%
                            Delaware GPF Trend Series
                              Standard Class (3f)....     0.75%         N/A       0.07%       0.82%         N/A           0.82%
                            Deutsche VIT EAFE Index
                              Fund (4)...............     0.26%         N/A       0.39%       1.15%       (0.50%)         0.65%
                            Deutsche VIT Equity 500
                              Index Fund (4).........     0.14%         N/A       0.16%       0.43%       (0.13%)         0.30%
                            Deutsche VIT Small Cap
                              Index Fund (4).........     0.13%         N/A       0.32%       1.18%       (0.73%)         0.45%
                            Fidelity VIP ContraFund
                              Portfolio -- Service
                              Class (5)..............     0.58%        0.10%      0.10%       0.78%         N/A           0.78%
                            Fidelity VIP Growth
                              Portfolio Service
                              Class (5)..............     0.58%        0.10%      0.09%       0.77%         N/A           0.77%
                            Fidelity VIP Growth
                              Opportunities Portfolio
                              Service Class (5)......     0.58%        0.10%      0.11%       0.79%         N/A           0.79%

                                                                                             TOTAL
                                                                                             ANNUAL
                                                                                              FUND
                                                                                           OPERATING                   TOTAL FUND
                                                                                            EXPENSES      TOTAL        OPERATING
                                                                                            WITHOUT      WAIVERS     EXPENSES WITH
                                                       MANAGEMENT     12B-1      OTHER     WAIVERS OR      AND        WAIVERS AND
                                      FUND               FEES(1)       FEES     EXPENSES   REDUCTIONS   REDUCTIONS   REIMBURSEMENTS
                            -------------------------  -----------   --------   --------   ----------   ----------   --------------
                            Fidelity VIP High Income
                              Portfolio Service
                              Class (5)..............     0.58%        0.10%      0.11%       0.79%         N/A           0.79%
                            Janus Aspen Series
                              Balanced Portfolio
                              (Institutional
                              Shares) (6)............     0.65%         N/A       0.02%       0.67%         N/A           0.67%
                            Janus Aspen Series Global
                              Technology Portfolio
                              (Service
                              Shares) (6)............     0.65%        0.25%      0.13%       1.03%         N/A           1.03%
                            Janus Aspen Series
                              Worldwide Growth
                              Portfolio (6)..........     0.65%         N/A       0.05%       0.70%         N/A           0.70%
                            LN Bond Fund.............     0.45%         N/A       0.08%       0.53%         N/A           0.53%
                            LN Capital Appreciation
                              Fund...................     0.72%         N/A       0.06%       0.78%         N/A           0.78%
                            LN Equity-Income Fund....     0.72%         N/A       0.07%       0.79%         N/A           0.79%
                            LN Global Asset
                              Allocation Fund........     0.72%         N/A       0.19%       0.91%         N/A           0.91%
                            LN Money Market Fund.....     0.48%         N/A       0.11%       0.59%         N/A           0.59%
                            LN Social Awareness
                              Fund...................     0.33%         N/A       0.05%       0.38%         N/A           0.38%
                            MFS Emerging Growth
                              Series (7).............     0.75%         N/A       0.09%(1)    0.84%         N/A           0.84%
                            MFS Total Return
                              Series (7).............     0.75%         N/A       0.15%(1)    0.90%         N/A           0.90%
                            MFS Utilities
                              Series (7).............     0.75%         N/A       0.16%(1)    0.91%         N/A           0.91%
                            Neuberger Berman AMT Mid-
                              Cap Growth
                              Portfolio (8)..........     0.85%         N/A       0.15%       1.08%       (0.08%)         1.00%
                            Neuberger Berman AMT
                              Partners
                              Portfolio (8)..........     0.80%         N/A       0.07%       0.87%         N/A           0.87%
                            Templeton Growth
                              Securities Fund
                              Class 2 (9 a,b,c)......     0.83%        0.25%      0.05%       1.13%         N/A           1.13%
                            Templeton International
                              Securities Fund
                              Class 2 (9 b,d)........     0.69%        0.25%      0.19%       1.13%         N/A           1.13%


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                     (1) Certain of the fund advisers reimburse the company for administrative costs incurred in connection with administering the funds as variable funding options under the contract. These reimbursements are generally paid out of the management fees and are not charged to investors.

                     (2) The Adviser is contractually obligated to reduce its
                         fee to the extent required to limit Baron Capital Asset Fund's total operating expenses to 1.5% for the first $250 million of assets in the Fund, 1.35% for Fund assets over $250 million and 1.25% for Fund assets over $500 million. Without the expense limitations, total operating expenses for the Fund for the period
                         January 1, 1999 through December 31, 1999 would have been 1.88%.

                     (3) (a) The investment advisor for the Devon Series is
                             Delaware Management Company ("DMC"). Effective
                             May 1, 2000 through October 31, 2000, DMC has voluntarily agreed to waive its management fee and reimburse each Series for expenses to the extent that total expenses will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next
                             $1,500 million, 0.50% on assets in excess of $2,500 million; all per year.

                         (b) The investment advisor for the Emerging Markets
                             Series is Delaware International Advisers Ltd. ("DIAL"). Effective May 1, 2000 through
                             October 31, 2000, DIAL has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 1.50%. Without such an arrangement, the total annual operating expenses for the Series would have been 1.53%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 1.25% on the first $500 million, 1.20% on the next
                             $500 million, 1.15% on the next $1,500 million, 1.10% on assets in excess of $2,500 million; all per year.

                         (c) The investment advisor for the High Yield
                             Series is Delaware Management Company ("DMC"). Effective May 1, 2000 through October 31, 2000, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next
                             $1,500 million, 0.50% on assets in excess of $2,500 million; all per year.

                         (d) The investment advisor for the REIT Series is
                             Delaware Management Company ("DMC"). Effective
                             May 1, 2000 through October 31, 2000, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Without such an arrangement, the total annual operating expenses for the Series would have been 0.96%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next
                             $1,500 million, 0.60% on assets in excess of $2,500 million; all per year.

                         (e) The investment advisor for the Small Cap Value
                             Series is Delaware Management Company ("DMC"). Effective May 1, 2000 through October 31, 2000, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next
                             $1,500 million, 0.60% on assets in excess of $2,500 million; all per year.

                         (f) The investment advisor for the Trend Series is
                             Delaware Management Company ("DMC"). Effective
                             May 1, 2000 through October 31, 2000, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next
                             $1,500 million, 0.60% on assets in excess of $2,500 million; all per year.

                     (4) Under the Advisory Agreement with Bankers Trust Company
                         (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.30% of average daily net assets. Under the Advisory Agreement with the "Advisor", the Small Cap Index Fund will pay an advisory fee at an annual percentage rate of 0.35% of the average daily net assets of the fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.45% of average daily net assets. Under the Advisory Agreement the "Advisor", the EAFE Equity Index Fund will pay an advisory fee at an annual percentage rate of 0.45% of the average daily net assets of the fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.65% of average daily net assets. Without the reimbursement to the Funds for the year ended 12/31/99 total expenses would have been 0.43% for the Equity 500 Index Fund, 1.18% for the Small Cap Index Fund and 1.15% for the EAFE Equity Index Fund.

                     (5) A portion of the brokerage commissions that certain
                         funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds', or FMR on behalf of certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. The total operating expenses, after reimbursement would have been: Growth 0.75% (service); Contrafund 0.75% (service); Growth Opportunities 0.78% (service).

                     (6) Expenses (except for Global Technology Portfolio) are
                         based upon expenses for the fiscal year ended
                         December 31, 1999, restated to reflect a reduction in the management fee for Growth, Aggressive Growth, Worldwide Growth, and Balanced Portfolios. Expenses for Global Technology Portfolio are based on the estimated expenses that the Portfolio expects to incur in its initial fiscal year. All expenses are shown without the effect of expense offset arrangements.

                     (7) Each series has an expense offset arrangement which
                         reduces the series' custodian fee based on the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangement and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had the fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal:
                            0.83% for Emerging Growth Series
                           0.89% for Total Return Series
                           0.90% for Utilities Series

                     (8) Expenses reflect expense reimbursement. Neuberger
                         Berman Management Inc. ("NBMI") has undertaken through May 1, 2001 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed in the aggregate, 1.0% of the AMT Mid-Cap Growth Portfolio's average daily net asset value. Absent such reimbursement, Total Annual Expenses for the portfolio for the year ended December 31, 1999 would have been 1.08%.

                     (9) (a) The fund administration fee is paid indirectly
                             through the management fee.

                         (b) The fund's class 2 distribution plan or
                             "rule 12b-1 plan" is described in the fund's prospectus. While the maximum amount payable under the fund's class 2 rule 12b-1 plan is 0.35% per year of the fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.


                         (c)On 2/8/00, a merger and reorganization was approved
                            that combined the fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/1/00. The table shows total expenses based on the fund's assets as of 12/31/99, and not the assets of the combined fund. However, if the table reflected combined assets, the fund's expenses after 5/01/00 would be estimated as: Management Fees 0.80%, Other Expenses 0.05%, and Total Fund Operating Expenses 0.85%.



                         (d)On 2/8/00, shareholders approved a merger and
                            reorganization that combined the fund with the Templeton International Equity Fund. The shareholders of that fund approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.65%, Distribution and Service Fees 0.25%, Other Expenses 0.20%, and Total Fund Operating Expenses 1.10%.


                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount is the amount originally chosen by the Policy Owner and is equal to the Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum specified amount is currently $250,000. Such changes will affect other aspects of your Policy. See page 27.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

                    Lincoln Life, an Indiana life insurance company incorporated in 1905, is among the nation's largest writers of annuities, individual life insurance and life reinsurance. Wholly-owned by Lincoln National Corporation ("LNC"), a publicly held Indiana insurance holding company incorporated in 1968, it is licensed in all states (except New York), the District of Columbia, Guam, and the Commonwealth of the Northern Mariana Islands. Its principal office is at 1300 South Clinton Street, Fort Wayne, IN 46802. Lincoln Life, LNC and their affiliates comprise the "Lincoln Financial Group" which provides a variety of wealth accumulation and protection products and services.

                    Lincoln Life Flexible Premium Variable Life Account R ("Account R") is a "separate account" of the company established on December 2, 1997. Under Indiana law, the assets of Account R attributable to the Policies, though our property, are not chargeable with liabilities of any other business of Lincoln Life and are available first to satisfy our obligations under the Policies. Account R income, gains, and losses are credited to or charged against Account R without regard to our other income, gains, or losses. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission ("Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account R's or our management, investment practices, or policies. We have numerous other registered separate accounts which fund our variable life insurance policies and variable annuity contracts.

                    Account R is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day (any day on which the New York Stock Exchange is open), Net Premium Payments allocated to Account R will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account R are raised by selling Fund shares at net asset value.


                    The Funds and their investment objectives, which they may or may not achieve, are on pages 19-24. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.


                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and to compliance with regulatory requirements if, in our sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of Lincoln Life's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-aversive or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. The No Lapse Provision, if elected, may help to assure a death benefit even if investment results are unfavorable.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of fund options available, it is possible to finetune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see page 34), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insureds' ages (see page 26). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    Certain costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs) are not unlike those incurred through investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 2) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, a number of matters should be considered by the applicant. Will any commission be paid to an agent or any other person with respect to the replacement? Are coverages and comparable values available from the Policy, as compared to his or her existing policy? For example, the Insureds may no longer be insurable, or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. The Owner should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by Lincoln Life.

                    A complete application identifies the prospective Insureds and provides sufficient information about them to permit Lincoln Life to begin underwriting the risks under the Policy. We require a medical history and examination of each of the Insureds. Lincoln Life may decline to provide insurance on the lives of the Insureds or, if it agrees to provide insurance, it may place one or both Insureds into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and, in most states, gender of the Insureds.

                    The applicant will select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds payable on the Second Death, the initial face amount (the "Initial Specified Amount") of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, DEATH BENEFIT OPTIONS). The applicant will also indicate both the frequency and amount of Premium Payments. (See PREMIUM FEATURES). The applicant must also determine how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as "Owner" in the application, and on the Date of Issue will usually be identified as " Owner" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insureds are the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the lives of each of the Insureds under applicable state law. The Owner may be either or both of the Insureds, or any other natural person or non-natural entity. The Owner owns and exercises the rights under the Policy prior to the Second Death.

                    The Owner is the person who is ordinarily entitled to exercise the rights under the Policy so long as either of the Insureds is living. These rights include the power to select the Beneficiary and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner is a person other than the last surviving Insured, and that Owner dies before the Second Death, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to Lincoln Life.

BENEFICIARY

                    The Beneficiary is designated by the owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as "Beneficiary" are the Beneficiaries of the Death Beneift under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to Lincoln Life.

                    Except when Lincoln Life has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while either of the Insureds is living. Any request for a change in the Beneficiary must be in a written form satisfactory to Lincoln Life and submitted to Lincoln Life. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. On recordation, the change of Beneficiary will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded.

                    If any Beneficiary dies before the Second Death, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to Lincoln Life. If no named Beneficiary survives the Second Death, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

INSUREDS

                    There are two Insureds under the Policy. At the Date of Issue of the Policy the Owner must have an insurable interest in each of the Insureds. On the Second Death, a Death Benefit is payable under the Policy.

THE POLICY

                    The Policy is the life insurance contract described in the Prospectus. The Date of Issue is the date on which we begin life insurance coverage under a Policy. A Policy Year is the twelve month period, beginning on the date of issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, a Policy will be delivered to the Owner. The Policy sets forth the terms of the Policy, as applicable to the Owner, and should be reviewed by the Owner on receipt to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on the books and records of Lincoln Life. Possession of the Policy does not represent ownership or the right to exercise the incidents of ownership with respect to the Policy. If the Owner loses the form of Policy, Lincoln Life will issue a replacement on request. Lincoln Life may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a "Policy Specifications" page, with supporting schedules, in which is set forth certain information applicable to the specific Policy. This information includes the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insureds, the issue Ages, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guarantee Maximum Cost of Insurance Rates, and the No Lapse Premium if the No Lapse Provision has been selected.

PREMIUM FEATURES

                    The Policy permits flexible Premium Payments, meaning that the frequency and the amount of Premium Payments may be selected by the Owner. After the Initial Premium Payment is paid there is no minimum premium required, unless to maintain the No Lapse Provision. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions or, if selected, the No Lapse Premium.

                    If at least one of the Insureds is still living when the younger Insured attains or would have attained Age 100, and the Policy has not been surrendered, there are certain changes under the Policy. We will no longer accept Premium Payments, and will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. We will no longer transfer amounts to Sub-Accounts. The Policy will remain in force until surrender or the Second Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premium (as shown in the Policy Specifications) the applicant chooses to pay Lincoln Life on a scheduled basis. This is the amount for which we send a premium reminder notice.

                    Any subsequent Premium Payments ("Additional Premiums") must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by Lincoln Life. Premium Payments may be billed with an annual, semiannual, or quarterly frequency. Pre-authorized automatic Additional Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and Lincoln Life's right to limit the amount or frequency of Additional Premiums.

                    Lincoln Life may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If Lincoln Life is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    Lincoln Life may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a maximum of 8% up-front from each premium payment during the first 15 years and a maximum of 5% up-front thereafter. This amount, sometimes referred to as "premium load," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    The Owner may return the Policy to Lincoln Life for cancellation as follows. If the Owner mails or delivers the Policy to the Administrative Office on or before 10 days (20 to 30 days in some states) after delivery of the Policy (longer for Policies issued in replacement of other insurance) and notice of surrender rights to the Owner, Lincoln Life will refund to the Owner all Premium Payments.

                    Any Premium Payments received by Lincoln Life before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account, and will be allocated to the Sub-Accounts designated by the Owner at the end of a Right-to-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments within seven days, although any refund of a Premium Payment made by check may be delayed until the check clears.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages. No allocation can be made which would result in a Sub-Account Value of less than $50 or a Fixed Account Value of less than $2,500. Lincoln Life, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the younger Insured reaches or would have reached Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Transfer of amounts of at least $500 from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Within 30 days after each anniversary of the Date of Issue, the Owner may transfer up to 20% of the Fixed Account Value (as of the preceding anniversary of the Date of Issue) to one or more Sub-Accounts. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge, and any value remaining in a Sub-Account after a transfer must be at least $500. Lincoln Life reserves the right to impose a charge for each transfer request in excess of 12 requests in any Policy Year. Lincoln Life may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless the Owner has given written authorization to Lincoln Life to accept telephone transactions. Authorization to engage in telephone transactions and permitted telephone transactions must be made in accordance with the procedures described in COMMUNICATIONS WITH LINCOLN LIFE, Telephone Transaction Privileges. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effected as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account or the Fixed Account to be less than $500 will result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    The Owner may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, but may participate in only one program at any time.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. Lincoln Life may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    Currently, there is no charge for Dollar Cost Averaging, but Lincoln Life reserves the right to impose a charge.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market,
                    50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until changed by the Owner. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone, if adequately authenticated.

                    Currently, there is no charge for Automatic Rebalancing, but Lincoln Life reserves the right to impose a charge.

POLICY VALUES

                    The "Accumulation Value" is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to fund Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit values, the Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    The portion of a Premium Payment, after the deduction for the premium load, is the "Net Premium Payment." It is the Net Premium Payment that is available for allocation to the Fixed Account or the Sub-Accounts.

                    We credit Net Premium Payments to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The "Valuation Period" is the time between Valuation Days, and a "Valuation Day" is every day on which the New York Stock Exchange is open and trading is unrestricted. Accumulation Units are valued on every Valuation Day.

                    The "Accumulation Value" of a Policy is determined by:
                    (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value;
                    (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    SEPARATE ACCOUNT VALUE

                    The "Separate Account Value" is the portion of the Accumulation Value attributable to the Separate Account.

                    VARIABLE ACCUMULATION UNIT VALUE

                    All or a part of a Net Premium Payment allocated to a Sub-Account is converted into Variable Accumulation Units by dividing the amount allocated by the value of the Variable Accumulation Unit for the Sub-Account next calculated after it is received at the Administrative Office. The Variable Accumulation Unit value for each Sub-Account was initially established at $10.00. It may thereafter increase or decrease from one Valuation Period to the next. Allocations to Sub-Accounts are made only as of the end of a Valuation Day.

                    VARIABLE ACCUMULATION UNITS

                    A "Variable Accumulation Unit" is a unit of measure used in the calculation of the value of each Sub-Account. The Variable Accumulation Unit value will be as determined for the Valuation Period during which a Premium Payment or request for transfer is received by Lincoln Life. The Variable Accumulation Unit value for a Sub-Account for any later Valuation Period is determined as follows:

                       1.The total value of Fund shares held in the Sub-Account
                         is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus

                       2.The liabilities of the Sub-Account at the end of the
                         Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Separate Account; and

                       3.The result of (2) is divided by the number of Variable
                         Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charges imposed on a Sub-Account for any Valuation Period are equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Sub-Account is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to Lincoln Life's general account through payment of premiums or through transfers from the Separate Account. Lincoln Life guarantees the Fixed Account Value.

                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS


                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of one of the trusts or corporations listed below.



                    The portfolios, their investment advisers and distributors, and the Funds within each that are available under the Policies are:



                    AIM VARIABLE INSURANCE FUNDS, managed by A I M
                    Advisors, Inc., and distributed by A I M Distributors Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173



                        AIM V.I. Growth Fund
                        AIM V.I. International Equity Fund
                        AIM V.I. Value Fund



                    AMERICAN FUNDS INSURANCE SERIES (FORMERLY AMERICAN VARIABLE INSURANCE SERIES), managed by Capital Research and Management Company and distributed by American Funds Distributors, Inc., 333 South Hope Street, Los Angeles, CA 90071



                        AFIS Global Small Capitalization Fund -- Class 2 AFIS Growth Fund -- Class 2
                        AFIS Growth-Income Fund -- Class 2



                    BARON CAPITAL FUNDS TRUST, managed by BAMCO, Inc. and distributed by Baron Capital Inc. , 767 Fifth Avenue, New York, NY 10153



                        Baron Capital Asset Fund -- Insurance Shares



                    DELAWARE GROUP PREMIUM FUND, managed by Delaware Management Company, One Commerce Square, Philadelphia, PA 19103 and for International and Emerging Markets, Delaware International Advisers, Ltd., 80 Cheapside, London, England ECV2 6EE, and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103



                        Devon Series -- Standard Class
                        Emerging Markets Series -- Standard Class
                        High Yield Series -- Standard Class (formerly Delchester
                    Series)
                        REIT Series -- Standard Class
                        Small Cap Value Series -- Standard Class
                        Trend Series -- Standard Class



                    DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST (FORMERLY BT INSURANCE FUNDS TRUST), managed by Bankers Trust Company, 130 Liberty Street (One Bankers Trust Plaza), New York, NY 10006 and distributed by Provident Distributors, Inc., Four Falls Corporate Center, West Conshohocken PA 19428



                        EAFE-Registered Trademark- Equity Index Fund
                        Equity 500 Index Fund
                        Small Cap Index Fund



                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND, FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, AND FIDELITY VARIABLE INSURANCE PRODUCTS FUND III, managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02109



                        Fidelity VIP Growth -- Service Class
                        Fidelity VIP High Income -- Service Class
                        Fidelity VIP II Contrafund Portfolio -- Service Class Fidelity VIP III Growth Opportunities Portfolio --
                    Service Class

                    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST, managed by Templeton Investment Counsel, Inc. Broward Financial Centre, STE 2100 Fort Lauderdale FL 33394 and its Templeton and Franklin affiliates and distributed by Franklin Templeton Distributors, Inc. 777 Mariners Island Blvd. San Mateo CA 94403-7777



                        Templeton Growth Securities Fund -- Class 2 (formerly Templeton International Fund)


                        Templeton International Securities Fund -- Class 2 (formerly Templeton Stock Fund)



                    JANUS ASPEN SERIES, managed by Janus Capital and distributed by Janus Distributors, Inc., 100 Fillmore Street, Denver, CO 80206-4928.



                        Janus Aspen Series Balanced Portfolio -- Institutional
                    Shares
                        Janus Aspen Series Global Technology Portfolio --
                    Service Shares
                        Janus Aspen Series Worldwide Growth Portfolio --
                    Institutional Shares



                    LINCOLN NATIONAL FUNDS, managed by Lincoln Investment Management, Inc., 200 East Berry Street, Fort Wayne IN 46802, and distributed by Lincoln Financial
                    Advisors, Corp., 350 Church Street, Hartford, CT 06103. Sub-advisors are also noted.



                        LN Bond Fund, Inc.
                        LN Capital Appreciation Fund, Inc. (Sub-advised by Janus
                    Capital Corp.)
                        LN Equity-Income Fund, Inc. (Sub-advised by Fidelity
                    Management Trust Co.)
                        LN Global Asset Allocation Fund, Inc. (Sub-advised by
                    Putnam Investment Management, Inc.)
                        LN Money Market Fund, Inc.
                        LN Social Awareness Fund, Inc. (Sub-advised by Vantage
                    Investment Advisors Inc.)



                    Lincoln Investment Management, Inc. (Lincoln Investment) has informed the funds to which it provides advisory services that it intends to merge into a newly created series of its affiliate, Delaware Management Business Trust, during the second or third quarter of 2000. Lincoln Investment does not expect the merger to result in any change in the level of advisory services that it currently provides to these funds, although there may be some changes in, and additions to, personnel. See the prospectuses for these funds for more information.



                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST, managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116



                        MFS Emerging Growth Series
                        MFS Total Return Series
                        MFS Utilities Series



                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, managed and distributed by Neuberger Berman Management Inc., 605 Third Avenue, 2nd Floor, New York, NY 10158-0006



                        NB AMT Mid-Cap Growth Portfolio
                        NB AMT Partners Portfolio



                    The investment advisory fees charged the Funds by their advisers are shown listed under "Fund Expenses" in this Prospectus.



                    Below is a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.



                    The investment objectives and policies of certain trusts are similar to the investment objectives and policies of other funds that may be managed by the same investment adviser. The investment results of the Trusts, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the Trusts will be comparable to the investment results of any other Fund, even if the other fund has the same investment adviser.



                    AIM V.I. GROWTH FUND: Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum. Focus is on companies that have experienced above-average growth in earnings and have excellent prospects for future growth.



                    AIM V.I. INTERNATIONAL EQUITY FUND: Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum. The fund seeks to meet this objective by investing at least 70% of its total assets in marketable equity securities of foreign companies that are listed on a recognized foreign securities exchange or traded in a foreign over-the-counter market.



                    AIM V.I. VALUE FUND: Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its investment advisor to be undervalued relative to the investment advisor's appraisal of current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.



                    AFIS GLOBAL SMALL CAPITALIZATION FUND: Seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalization of $50 million to $1.2 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                    AFIS GROWTH FUND: Seeks to make you investment grow over time by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                    AFIS GROWTH-INCOME FUND: Seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.



                    BARON CAPITAL ASSET FUND -- INSURANCE SHARES: Seeks to purchase stocks judged by the advisor to have the potential of increasing their value at least 50% over two subsequent years, although that goal may not be achieved.



                    DELAWARE GROUP HIGH YIELD SERIES: Seeks total return and as a secondary objective, high current income. The Series invests in rated and unrated corporate bonds, (including high-risk, high yield bonds commonly known as junk bonds), foreign bonds, U.S. government securities and commercial paper. An investment in this Series may involve greater risks than an investment in a portfolio comprised primarily of investment grade bonds.



                    DELAWARE GROUP DEVON SERIES: Seeks growth and income by investing primarily in income-producing stocks that the manager believes have the potential for above-average dividend increases over time. This fund blends traditional growth and value investment styles.

                    DELAWARE GROUP EMERGING MARKETS SERIES: Seeks long-term growth by investing primarily in stocks of companies located or operating in emerging or developing countries.



                    DELAWARE GROUP REIT SERIES: Seeks to achieve maximum long-term total return by investing primarily in the securities of real estate investment trusts and real estate operating companies.



                    DELAWARE GROUP SMALL CAP VALUE SERIES: Seeks growth by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.



                    DELAWARE GROUP TREND: Seeks long-term growth by investing primarily in stocks of small companies and convertible securities of emerging and other growth-oriented companies.



                    DEUTSCHE VIT EAFE-REGISTERED TRADEMARK- FUND: Seeks to replicate as closely as possible (before the deduction of Expenses) the total return of the Europe, Australia, Far East Index (the EAFE-Registered Trademark- Index), a capitalization-weighted index containing approximately 1,100 equity securities of companies located outside of the United States.



                    DEUTSCHE VIT EQUITY 500 FUND: Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Price Index, before the deduction of the Fund expenses.



                    DEUTSCHE VIT SMALL CAP INDEX FUND: Seeks to replicate as closely as possible (before the deduction of expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of approximately 2,000 small capitalization common stocks.



                    FIDELITY VIP GROWTH PORTFOLIO: Seeks long-term capital appreciation. The portfolio normally purchases common stocks.



                    FIDELITY VIP HIGH INCOME PORTFOLIO: Seeks high current income by investing at least 65% of total assets in income-producing debt securities, with an emphasis on lower quality securities.



                    FIDELITY VIP II CONTRAFUND PORTFOLIO -- SERVICE CLASS: Seeks capital appreciation by investing primarily in securities of companies whose value the advisor believes is not fully recognized by the public.



                    FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO -- SERVICE
                    CLASS: Seeks capital growth by investing primarily in common stocks.



                    JANUS ASPEN SERIES BALANCED PORTFOLIO: Seeks long term growth of capital, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.



                    JANUS ASPEN SERIES GLOBAL TECHNOLOGY: Seeks long-term growth of capital. The Portfolio invests primarily in equity securities of U.S. and foreign companies, selected for their growth potential. Normally, it invests at least 65% of its total assets in securities or companies that the portfolio manager believes will benefit significantly from advancements or improvements in technology.



                    JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO: Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world. The Portfolio normally invests in insurers from at least 5 different countries, including the U.S. The Portfolio may at times invest in fewer than five countries or even a single country.

                    LINCOLN NATIONAL BOND FUND: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium-and long-term corporate and government bonds.



                    LINCOLN NATIONAL CAPITAL APPRECIATION FUND: Seeks long-term growth of capital in a manner consistent with preservation of capital. The fund invests in a large number of companies of all sizes if the companies are competing well and if their products and services are in high demand. It may also buy some money market securities and bonds, including junk (high risk) bonds.



                    LINCOLN NATIONAL EQUITY-INCOME FUND: Seeks to achieve reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-yielding bonds (including junk bonds)



                    LINCOLN NATIONAL GLOBAL ASSET ALLOCATION FUND: Seeks long-term total return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of U.S. and foreign insurers.



                    LINCOLN NATIONAL MONEY MARKET FUND: Seeks maximum current income consistent with the preservation of capital. The fund invests in short term obligations issued by U.S. corporations, the U.S. government, and federally-chartered banks and U.S. branches of foreign banks.



                    LINCOLN NATIONAL SOCIAL AWARENESS FUND: Seeks to achieve long-term capital appreciation, by investing in stocks of established companies which adhere to certain specific social criteria.



                    MFS EMERGING GROWTH SERIES: Seeks to provide long-term growth of capital.



                    MFS TOTAL RETURN SERIES: Seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.



                    MFS UTILITIES SERIES: Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).



                    NB AMT MID-CAP GROWTH PORTFOLIO: Seeks growth of capital through an investment approach that is designed to increase capital with reasonable risk. It invests mainly in common stocks of mid-to-large capitalization companies.



                    NB AMT PARTNERS PORTFOLIO: Seeks growth of capital and invests mainly in common stocks of mid-to-large capitalization companies, using the value-oriented investment approach.



                    TEMPLETON INTERNATIONAL SECURITIES FUND -- CLASS 2: Seeks long-term capital growth. It invests primarily in stocks of companies outside the United States, including emerging markets. Templeton Investment Counsel, Inc. serves as Fund's investment advisor.



                    TEMPLETON GROWTH SECURITIES FUND -- CLASS 2: Seeks long-term capital growth. Invests primarily in stocks of companies in various nations throughout the world including the U.S. and emerging markets. Templeton Investment Counsel, Inc. serves as the Fund's investment advisor.



                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Please review the Fund Prospectuses carefully.


                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select.

                    There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by the terms and conditions imposed by Lincoln Life (SEE Allocation of Net Premium Payments).

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account or if, in the judgment of Lincoln Life, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, Lincoln Life may substitute shares of another Fund. A substituted fund may have higher charges than the one it replaces. There will be no substitution of securities in any Sub-Account without prior approval of the Securities and Exchange Commission.

                    VOTING RIGHTS

                    Lincoln Life will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. Lincoln Life will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Trust not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.


                    To determine how many votes each Policy owner is entitled to direct with respect to a Fund, first Lincoln Life will calculate the dollar amount of your account value attributable to that Fund. Second we will divide that amount by $100.00. The result is the number of votes you may direct.


                    FUND PARTICIPATION AGREEMENTS

                    Lincoln Life has entered into agreements with the various Trusts and their advisers or distributors under which Lincoln Life makes the Funds available under the Policies and performs certain administrative services. In some cases, the advisers or distributors may compensate Lincoln Life at annual rates of between .10% and .25% of assets in a particular Fund attributable to the Policies.

CHARGES AND FEES

                    Lincoln Life deducts charges in connection with the Policy to compensate it for providing the insurance benefit set forth in the Policy, administering the Policy, assuming certain risks in connection with the Policy and for incurring expenses associated with the distribution of the Policy.

                    The nature and amount of these charges are as follows:

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a maximum of 8% up-front from each premium payment during the first 15 years and a maximum of 5% up-front thereafter. This amount, sometimes referred to as "premium load," covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deduction, including the Cost of Insurance Charge is made from the Net Accumulation Value.

                    The Monthly Deductions are deducted proportionately from the value of each underlying investment subject to the charge. For Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Variable Accumulation Units is withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the Monthly Anniversary Day, the Date of Issue, and the same day of each month thereafter, or if there is no such date in a given month, the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period ("Grace Period"), to make a payment sufficient to cover that deduction. (See Lapse and Reinstatement: Lapse of a Policy).

                    If either Insured is still living when the younger Insured would have attained Age 100 and the Policy has not been surrendered, no further Monthly Deductions will be made and the Separate Account Value will be transferred to the Fixed Account. The Policy will then remain in force until surrender or the Second Death.

                    MONTHLY DEDUCTION

                    You will be charged a monthly maximum charge of 0.15 per $1,000 of initial Specified Amount for the first 120 months from Issue Date or from the date of an increase in Specified Amount. If an increase occurs, your current insurance age will be your issue age for the new coverage. You will be charged a $10 monthly fee for administrative purposes.

                    These charges compensate Lincoln Life for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The "Cost of Insurance" charge is the portion of the Monthly Deduction designed to compensate Lincoln Life for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplementary benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, underwriting category and gender (in accordance with state law) of both Insureds and the current "Net Amount at Risk" (Death Benefit minus the Accumulated Value). The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insureds age, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the previous Monthly Anniversary Day by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the previous Monthly Anniversary Day, and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by Lincoln Life. The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO, Male or Female); or, for unisex rates, on the 1980 CSO-B Table.

                    MORTALITY AND EXPENSE RISK CHARGE

                    Lincoln Life deducts a daily charge as a percentage of the assets of the Separate Account as a mortality and expense risk charge. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred is issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is currently at an annual rate of .80% and guaranteed not to exceed that.

                    SURRENDER CHARGES

                    A generally declining Surrender Charge will apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insureds, the number of years since the Date of Issue, and Specified Amount. The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 2 by subtracting "Surrender Value" from "Total Accumulation Value" on any chosen set of investment return assumptions.

                    The surrender charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of face amount, it is higher for older than for younger issue ages. For example, assuming issue ages 80 (the oldest possible issue ages for a Policy), the first year surrender charge is $37.40 per $1000 of face amount. At issue ages 65 it is $25.10 per $1000 of face amount, at issue ages 55 it is $13.68 per $1000 of face amount, and at issue ages 25 it is $2.87 per $1000 of face amount. These calculations assume both insureds are the same age. The surrender charge cannot exceed Policy value but may equal Policy value, especially during the first two Policy years. All surrender charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 2 for issue ages 55 and 65.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. Lincoln Life may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount surrendered) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrenders, full or partial, may result in tax implications. SEE TAX MATTERS

                    Based on its actuarial determination, Lincoln Life does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which Lincoln Life will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the general account of Lincoln Life, which supports insurance and annuity obligations.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    Lincoln Life reserves the right to impose a charge for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the Second Death (the death of the second of the two Insureds to die), in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The applicant must select the Specified Amount of the Death Benefit, which may not be less than $250,000 and the Death Benefit Option. The two Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required on the Second Death and the Owner's ability to make Premium Payments. In evaluating this decision, the applicant should consider that the greater the Net Amount at Risk, the greater the monthly deductions for the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available under the Policy. The Death Benefit Proceeds payable under the Policy is the greater of (a) the Corridor Death Benefit or (b) the amount determined under the Death Benefit Option in effect on the date of the Second Death, less (in each case) any indebtedness under the Policy. In the case of Death Benefit Option 1, the Specified Amount is reduced by the amount of any partial surrender. The "Corridor Death Benefit" is the applicable percentage (the "Corridor Percentage") of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the younger Insured reaches or would have reached Age 40 and decreases in accordance with the table in Appendix I of this Prospectus to 100% when the younger Insured reaches or would have reached Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $250,000). If Option 1 is selected, the Policy pays level Death Benefit Proceeds until the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance).

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Accumulation Value as of the date of the Second Death. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below. The ability of the Owner to support the Policy is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted from the value of the Policy to pay the Cost of Insurance.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Under Option 1, any Surrender Value at the time of the Second Death will revert to Lincoln Life.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum amount of increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to Lincoln Life.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount shall be reduced so it thereafter equals (a) the amount payable under the Death Benefit Option in effect immediately before the change, minus (b) the Accumulation Value immediately before the change. In a change from Death Benefit Option 2 to Death Benefit Option 1, the Specified Amount shall be increased so that it thereafter equals the amount payable under the Death Benefit Option in effect immediately before the change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    Lincoln Life may at its discretion decline any request for a change between Death Benefit Options or increase in the Specified Amount. Lincoln Life may at its discretion decline any request for change of the Death Benefit Option or reduction of the Specified

                    Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by Lincoln Life, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix I.

NOTICE OF DEATH OF INSUREDS

                    Due Proof of Death must be furnished to Lincoln Life at the Administrative Office as soon as reasonably practicable after the death of each Insured. "Due Proof of Death" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to Lincoln Life.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary after receipt at the Administrative Office of Due Proof of Death of both Insureds. SEE SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 will be determined as of the date of the Second Death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds, or in which the Owner may choose to receive payments upon surrender of the Policy.

                    The Owner may elect a Settlement Option before the Second Death; after the Second Death, if the Owner has not irrevocably selected a Settlement Option, the Beneficiary may elect one of the Settlement Options. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, Lincoln Life will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                        The first Settlement Option is an annuity for the lifetime of the payee.

                        The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                        Under the third Settlement Option, Lincoln Life makes monthly payments for a stated number of years, at least five but no more than thirty.

                        The fourth Settlement Option, provides that Lincoln Life pays interest annually on the sum left with Lincoln Life at a rate of at least 3% per year, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by Lincoln Life at the time of election may also be selected.

POLICY LIQUIDITY

                    The Policy provides only limited liquidity. Subject to certain limitations, however, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    The Owner may at any time contract for Policy Loans up to an aggregate amount not to exceed 90% of the Surrender Value at the time a Policy Loan is made. It is a condition to securing a Policy Loan that the Owner execute a loan agreement and that the Policy be assigned to Lincoln Life free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding Loans and interest) accrues once it is transferred out of the Fixed Account or Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and loan interest is payable to Lincoln Life (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    We pay interest to your Loan Account value, during the first ten Policy Years, at an annual rate equal to the interest rate you must pay on your loan, minus one percent. This is the "loan spread", and we guarantee it will not exceed 2% per year for Policy Years one through ten. For the eleventh and subsequent Policy Years our current practice is to credit interest at an annual rate equal to your loan rate. We guarantee the loan spread in Policy Years eleven and thereafter will never exceed 1%.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest will be made in proportion to the assets in each Sub-Account at that time, unless Lincoln Life is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Second Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time before the Second Death by request to the Administrative Office in proper written form or by telephone, if telephone transactions have been authorized by the Owner. For each partial surrender we charge a transaction fee of $25 or 2% of the amount surrendered, whichever is less. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $250,000, the partial surrender will not be permitted by Lincoln Life. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless Lincoln Life is instructed otherwise in proper written form at the Administrative Office. Lincoln Life may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, Lincoln Life will pay you, or assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. All coverage under the Policy will automatically terminate if the Owner makes a full surrender.

                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount the Owner can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 2.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any Sub-Accounts will be made within 7 days. Payment or transfer from the Fixed Account may be deferred up to six months at Lincoln Life's option. If Lincoln Life exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While either Insured is living, the Owner may assign the Owner's rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by the Owner and recorded at the Administrative Office. No assignment will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life is not responsible for any assignment not submitted for recording, nor is Lincoln Life responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to Lincoln Life at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, the Owner will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as either Insured is living, the Owner may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice Lincoln Life as to, any payment made or action taken by Lincoln Life before it was recorded. Lincoln Life may require that the Policy be submitted to it for endorsement before making a change.

                    LAPSE OF A POLICY

                    Except as provided by the No Lapse Provision, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, the Policy is subject to lapse and automatic termination of all coverage under the Policy. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders, (4) due to indebtedness for Policy Loans, or (5) because of some combination of the foregoing factors.

                    If Lincoln Life has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, Lincoln Life will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to Lincoln Life on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together the "Grace Period"), then the policy shall terminate and all coverage under the policy shall lapse without value. If the Second Death occurs during the Grace Period, Death Benefit Proceeds will be paid, but will be reduced, in addition to any other reductions, by any unpaid Monthly Deductions. If the Second Death occurs after the Policy has lapsed, no Death Benefit Proceeds will be paid.

                    NO LAPSE PROVISION

                    (Note: the No Lapse provision may not be available in all states).

                    If the applicant wants the No Lapse provision he or she must elect it when applying for the Policy. If this provision is elected and if at each Monthly Anniversary Day the sum of all Premium Payments less any policy loans (including any accrued loan interest) and partial surrenders is at least equal to the sum of the No Lapse Premiums (the cumulative premium required to have been paid by each Monthly Anniversary Day, as indicated in the Policy Specifications) due since the Date of Issue of the Policy, the Policy will not lapse. A Grace Period will be allotted after each Monthly Anniversary Day on which insufficient premiums have been paid (see preceding paragraph). The payment of sufficient additional premiums during the Grace Period will keep the No Lapse Provision in force.

                    The No Lapse Provision will be terminated if you fail to meet the premium requirements, if there is an increase in Specified Amount or if you change the Death Benefit Option. Once the No Lapse Provision terminates, it cannot be reinstated.

                    REINSTATEMENT OF A LAPSED POLICY


                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, and assuming the No Lapse Provision does not apply, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form,
                    (c) evidence of insurability of both insureds is furnished to Lincoln Life and it agrees to accept the risk, (d) Lincoln Life receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of Lincoln Life approves the application for reinstatement, Surrender Charge will be reinstated as of the Policy Year in which the Policy lapsed.


                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following Lincoln Life approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LINCOLN LIFE

                    PROPER WRITTEN FORM

                    When ever this Prospectus refers to a communication "in proper written form," it means in writing, in form and substance reasonably satisfactory to Lincoln Life, received at the Administrative Office.

                    TELEPHONE TRANSACTION PRIVILEGES

                    Telephone transactions are permitted only if authorized in proper written form by the applicant or Owner. To effect a permitted telephone transaction, the Owner or his or her authorized representative must call the Administrative Office and provide, as identification, his or her policy number, a requested portion of his or her Social Security number, and such other information as Lincoln Life may require to authenticate the authority of the caller. If permitted and adequately authenticated, a customer service representative will accept the telephone transaction request. Lincoln Life disclaims all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledges that if it does not follow these procedures, which it believes to be reasonable, it may be liable for such losses.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when both Insureds are at least Age 18 but are less than Age 80.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided both Insureds are alive and prior to any change in the health and insurability of the Insureds as represented in the application.

                    RIGHT TO EXCHANGE THE POLICY

                    The Owner may exchange the policy for separate single life policies on each of the Insureds under any of the following circumstances; 1) a change in the Internal Revenue Code
                    (IRC) that would result in a less favorable tax treatment of the Insurance provided under the policy, 2) the Insureds are legally divorced while the policy is in force, or 3) the Insureds' business is legally dissolved while the policy is inforce.

                    Such a policy split is subject to all of the following conditions; 1) both insureds are alive and the policy is inforce at the time of the change in circumstances noted above, 2) evidence of insurability satisfactory to Lincoln Life is furnished, unless a) the exchange is applied for within twelve months of the enactment of the change in the IRC, or b) the exchange is applied for within 24 months of the date of legal divorce with the split to become effective after twenty-four months following the date of legal divorce, 3) the amount of insurance of each new policy is not larger than one half the Amount of Insurance then in force under the policy, 4) the premium for each new policy is determined according to Lincoln Life's rates then in effect for that policy based on each Insured's then attained age and sex, and 5) any other requirements as determined by Lincoln Life are met.

                    The new policies will not take effect until the date all such requirements are met. There will be no surrender charge under the existing Policy when it is split into two new policies. However, the two new policies will incur new premium loads, surrender and other charges from their effective date.

                    INCONTESTABILITY

                    Lincoln Life will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force for two years from the Date of Issue so long as both Insureds were alive during those two years. For any increase in Specified Amount requiring evidence of insurability, Lincoln Life will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date so long as both Insureds were alive during those two years.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of either of the Insureds has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:

                       1. is the Net Amount at Risk at the time of the Second Death;

                       2. is the ratio of the monthly Cost of Insurance applied
                          in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and

                       3. is the Accumulation Value at the time of the Second Death.

                    SUICIDE

                    If the Second Death is by suicide, while sane or insane, within two years from the Date of Issue, Lincoln Life will upon the Second Death pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Second Death is by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, Lincoln Life will upon the Second Death pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.


                    RIDERS



                    The No-Lapse provision, discussed under "Lapse and Reinstatement," is available for no additional charge under the Policy. However, it must be elected with the original Policy application; it cannot be elected subsequently; and once lost, cannot be reinstated. Riders may be offered and we may charge for them.

TAX ISSUES

                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, or state or local tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than the you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the subaccounts, we expect that the subaccounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable.

                    If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in the your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.


                    POLICIES WHICH ARE MECS


                    CHARACTERIZATION OF A POLICY AS A MEC. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by a "7-pay test" under the tax law or if the policy is received in exchange for another policy that is a MEC. In general, this policy will constitute a MEC unless (1) it was received in exchange for another life insurance contract which was not a MEC, and (2) no premium payments (other than the exchanged contract) are paid into the policy during the first seven contract years. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age 59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.


                    POLICIES WHICH ARE NOT MECS


                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC (described below), the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS. Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.


                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.


                    LAST SURVIVOR CONTRACT

                    Although we believe that the policy, when issued as a last survivor contract, complies with Section 7702 of the Code, the manner in which Section 7702 should be applied to last survivor contracts is not directly addressed by Section 7702. In the absence of final regulations or other guidance issued under Section 7702 regarding this form of contract, there is necessarily some uncertainty whether a last survivor contract will meet the Section 7702 definition of a life insurance contract. As a result, we may need to return a portion of your premium (with earnings) and impose higher cost of insurance charges in the future.

                    Due to the coverage of more than one insured under the policy, there are special considerations in applying the 7-pay test. For example, a reduction in the death benefit at any time, such as may occur upon a partial surrender, may cause the policy to be a MEC. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of policies covering more than one insured.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20-percent owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LINCOLN LIFE


                    Under existing Federal income tax laws, Lincoln Life does not pay tax on investment income and realized capital gains of the Separate Account. Lincoln Life does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.


FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insureds grow older. Moreover, on the death of the first of the Insureds to die, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LINCOLN LIFE

                    The following persons are Directors and Officers of Lincoln Life. Except as indicated below, the address of each is 1300 South Clinton Street, Fort Wayne, Indiana 46802 and each has been employed by Lincoln Life or its affiliates for more than five years.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            NANCY J. ALFORD                     Vice President [4/96-present], formerly;
                            VICE PRESIDENT                      Second Vice President [1/90-4/96], The
                                                                Lincoln National Life Insurance Company.

                            ROLAND C. BAKER                     Vice President [1/95-present] The Lincoln
                            VICE PRESIDENT                      National Life Insurance Co., President and
                            1801 S. Meyers Rd.                  Director, First Penn Pacific Life
                            Oakbrook Terrace, IL 60181          Insurance Company.

                            JON A. BOSCIA                       President, Chief Executive Officer and
                            PRESIDENT AND DIRECTOR              Director, Lincoln National Corporation
                            1500 Market Street                  [1/98-present], Formerly: President, Chief
                            Suite 3900                          Executive Officer and Director
                            Philadelphia, PA 19102              [10/96-1/98] and President and Chief
                                                                Operating Officer [5/94-10/96], The
                                                                Lincoln National Life Insurance Company.

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            JOHN H. GOTTA                       Chief Executive Officer of Life Insurance,
                            CHIEF EXECUTIVE OFFICER OF LIFE     Senior Vice President and Assistant
                            INSURANCE, SENIOR VICE PRESIDENT    Secretary [12/99-present] The Lincoln
                            AND ASSISTANT SECRETARY             National Life Insurance Company. Formerly:
                            350 Church Street                   Senior Vice President and Assistant
                            Hartford, CT 06103                  Secretary [4/98-12/99]; Senior Vice
                                                                President [2/98-4/98]; Vice President and
                                                                General Manager [1/98-2/98] The Lincoln
                                                                National Life Insurance Co. Formerly:
                                                                Senior Vice President, Connecticut General
                                                                Life Insurance Company [3/96-12/97]; Vice
                                                                President, Connecticut (Massachusetts
                                                                Mutual) Mutual Life Insurance Company
                                                                [8/94-3/96].

                            J. MICHAEL HEMP                     President and Director [7/97-present],
                            SENIOR VICE PRESIDENT               Lincoln Financial Advisors Inc.; Senior
                            350 Church Street                   Vice President [formerly Vice President]
                            Hartford, CT 06103                  [10/95-present], The Lincoln National Life
                                                                Insurance Company.

                            STEPHEN H. LEWIS                    Interim Chief Executive Officer of
                            INTERIM CHIEF EXECUTIVE OFFICER OF  Annuities and Senior Vice President,
                            ANNUITIES AND SENIOR VICE           [12/99-present]. Formerly: Senior Vice
                            PRESIDENT                           President, [5/94-12/99] The Lincoln
                                                                National Life Insurance Company.

                            H. THOMAS MCMEEKIN                  President and Director 5/94-present,
                            DIRECTOR                            Lincoln Investment Management, Inc.
                            One Commerce Square
                            2005 Market Street
                            Philadelphia, PA 19103

                            GARY W. PARKER                      Senior Vice President [4/00-present], Vice
                            SENIOR VICE PRESIDENT               President, Product Management, [7/98-3/00]
                            350 Church Street                   The Lincoln National Life Insurance
                            Hartford, CT 06103                  Company. Formerly: Senior Vice President,
                                                                Life Products [10/97-6/98]; Vice
                                                                President, Marketing Services [9/89-10/97]
                                                                Life of Virginia.

                            LAWRENCE T. ROWLAND                 Executive Vice President [10/96-present]
                            EXECUTIVE VICE PRESIDENT AND        Formerly: Senior Vice President
                            DIRECTOR                            [1/93-10/96], The Lincoln National Life
                            One Reinsurance Place               Insurance Company. Chairman, Chief
                            1700 Magnavox Way                   Executive Officer, President and Director
                            Fort Wayne, IN 46802                [10/96-present], Formerly: Senior Vice
                                                                President [10/95-10/96].

                            KEITH J. RYAN                       Vice President, Controller and Chief
                            VICE PRESIDENT, CONTROLLER AND      Accounting Officer [1/96-present] The
                            CHIEF ACCOUNTING OFFICER            Lincoln National Life Insurance Company.

                            TODD R. STEPHENSON                  Senior Vice President, Chief Financial
                            SENIOR VICE PRESIDENT, CHIEF        Officer and Assistant Treasurer Lincoln
                            FINANCIAL OFFICER AND ASSISTANT     National Corporation, [3/99-present]
                            TREASURER                           Formerly: Senior Vice President and Chief
                                                                Operating Officer [1/98-3/99] Lincoln Life
                                                                & Annuity Distributors, Inc.; Senior Vice
                                                                President and Chief Operating Officer
                                                                [1/98-3/99] Lincoln Financial Advisors
                                                                Corp.; Senior Vice President, Treasurer,
                                                                Chief Financial Officer and Director,
                                                                American States Insurance Co.
                                                                [2/95-12/97].

                                    NAME, ADDRESS AND
                               POSITION(S) WITH REGISTRANT        PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------  ------------------------------------------
                            RICHARD C. VAUGHAN                  Executive Vice President and Chief
                            DIRECTOR                            Financial Officer, Lincoln National
                            Centre Square                       Corporation [1/95-present].
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

                            MICHAEL R. WALKER                   Senior Vice President [1/98-present], Vice
                            SENIOR VICE PRESIDENT               President [1/96-1/98] The Lincoln National
                            350 Church Street                   Life Insurance Co. Formerly: Vice
                            Hartford, CT 06103                  President [3/93-1/96] Employers Health
                                                                Insurance Company.

                            ROY V. WASHINGTON                   Vice President [7/96-present] formerly,
                            VICE PRESIDENT                      Associate Counsel [2/95-7/96] The Lincoln
                                                                National Life Insurance Company.


*Unless otherwise indicated, the principal business address is 1300 South
 Clinton Street, Fort Wayne, Indiana 46801.

DISTRIBUTION OF POLICIES


                    Lincoln Life intends to offer the Policy in all jurisdictions where it is licensed to do business. Lincoln Life, also the principal underwriter for the Policies, is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). The principal business address of Lincoln Life is 1300 South Clinton Street, Fort Wayne, IN 46802.



                    The Policy may be sold by individuals, who in addition to being appointed as life insurance agents for Lincoln Financial Advisors Corp., a registered broker-dealer affiliated with Lincoln Life, are also registered representatives of Lincoln Life or other broker-dealers. These representatives ordinarily receive commission and service fees up to 60% of the first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, Lincoln Life may pay equivalent amounts based on Accumulation Value. The selling office receives additional compensation on the first year premium and all additional premiums. In some situations, the selling office may elect to share its commission with the registered representative. Selling representatives are also eligible for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from Lincoln Life's resources, which include sales charges made under this Policy.


CHANGES OF INVESTMENT POLICY

                    Lincoln Life may materially change the investment policy of the Separate Account. Lincoln Life must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders Lincoln Life's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by Lincoln Life on the life of the Insureds. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. Lincoln Life will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

OTHER CONTRACTS ISSUED BY LINCOLN LIFE

                    Lincoln Life from time to time offers other variable annuity contracts and variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of Lincoln Life.

STATE REGULATION

                    Lincoln Life is subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of Lincoln Life for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine Lincoln Life's contract liabilities and reserves so that the Insurance Department may certify the items are correct. Lincoln Life's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

REPORTS TO OWNERS

                    Lincoln Life maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Separate Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    In addition, Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

                    We are also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect our financial strength or claims-paying ability. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the Policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisement. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of Lincoln Life.

                    Lincoln Life is presently defending several lawsuits in which Plaintiffs seek to represent national classes of policyholders in connection with alleged fraud, breach of contract and other claims relating to the sale of interest-sensitive universal and participating whole life insurance policies. As of the date of this prospectus, the courts have not certified a class in any of the suits. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the preliminary stages of litigation, and it is premature to make assessments about potential loss, if any. Management is defending these suits vigorously. The amount of liability, if any, which may ultimately arise as a result of these suits cannot be reasonably determined at this time.

EXPERTS




                    The financial statements of the Separate Account and the statutory-basis financial statements of Lincoln Life appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports which also appear elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.



                    Legal matters in connection with the Policies described herein are being passed upon by Robert A. Picarello, Esq., as stated in the Opinion filed as an Exhibit to the Registration Statement.



                    Actuarial matters included in this Prospectus have been examined by Vaughn W. Robbins, FSA as stated in the Opinion filed as an Exhibit to the Registration Statement.


REGISTRATION STATEMENT


                    A Registration Statement has been filed with the Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF THE YOUNGER
INSURED (NEAREST BIRTHDAY)        CORRIDOR PERCENTAGE
---------------------------       -------------------
           0-40                           250%
            41                            243
            42                            236
            43                            229
            44                            222
            45                            215
            46                            209
            47                            203
            48                            197
            49                            191
            50                            185
            51                            178
            52                            171
            53                            164
            54                            157
            55                            150
            56                            146
            57                            142
            58                            138
            59                            134
            60                            130
            61                            128
            62                            126
            63                            124
            64                            122
            65                            120
            66                            119
            67                            118
            68                            117
            69                            116
            70                            115
            71                            113
            72                            111
            73                            109
            74                            107
           75-90                          105
            91                            104
            92                            103
            93                            102
            94                            101
           95-99                          100

APPENDIX 2

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations show how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option, and that the No-Lapse Provision is not selected.


                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The current mortality and expense risk charges are equivalent to an annual effective rate of 0.80% of the daily net asset value of the Separate Account. The mortality and expense risk charge is guaranteed never to exceed an annual effective rate of 0.80% of the daily net asset value of the Separate Account. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.82% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 1999.



                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.61%, 4.30% and 10.20% on a current basis, -1.61%, 4.30%
                    and 10.20% on a guaranteed basis.


                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load of 8.0% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge per month for all years. Current values reflect a current flat dollar monthly administrative expense charge of $10.

                    Upon request, the Company will furnish a comparable illustration based on the proposed insureds' ages, gender classification, smoking classification, risk classification and premium payment requested.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1


                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT             DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%    GROSS 6%    GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ---------   ---------   ---------   --------   --------   ---------

          1                14,175     1,000,000   1,000,000   1,000,000    10,433     11,115      11,797
          2                29,059     1,000,000   1,000,000   1,000,000    20,588     22,598      24,692
          3                44,687     1,000,000   1,000,000   1,000,000    30,392     34,388      38,716
          4                61,096     1,000,000   1,000,000   1,000,000    39,820     46,466      53,956
          5                78,326     1,000,000   1,000,000   1,000,000    48,845     58,813      70,507

          6                96,417     1,000,000   1,000,000   1,000,000    57,432     71,402      88,467
          7               115,413     1,000,000   1,000,000   1,000,000    65,536     84,193     107,935
          8               135,359     1,000,000   1,000,000   1,000,000    73,094     97,128     129,011
          9               156,302     1,000,000   1,000,000   1,000,000    80,022    110,128     151,784
         10               178,292     1,000,000   1,000,000   1,000,000    86,222    123,097     176,352

         11               201,381     1,000,000   1,000,000   1,000,000    93,259    137,655     204,603
         12               225,625     1,000,000   1,000,000   1,000,000    99,339    152,056     235,090
         13               251,082     1,000,000   1,000,000   1,000,000   104,356    166,197     268,005
         14               277,811     1,000,000   1,000,000   1,000,000   108,205    179,978     303,587
         15               305,876     1,000,000   1,000,000   1,000,000   110,746    193,264     342,097

         20               468,710     1,000,000   1,000,000   1,000,000    95,784    245,373     592,952
         25               676,532             0   1,000,000   1,056,354         0    224,995    1,006,051
         30               941,771             0           0   1,783,597         0          0    1,698,663


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0     13,680
          2              6,908      8,918      11,012     13,680
          3             17,132     21,128      25,456     13,260
          4             27,060     33,706      41,196     12,760
          5             36,645     46,613      58,307     12,200
          6             45,712     59,682      76,747     11,720
          7             54,416     73,073      96,815     11,120
          8             63,214     87,248     119,131      9,880
          9             71,382    101,488     143,144      8,640
         10             78,822    115,697     168,952      7,400
         11             87,079    131,475     198,423      6,180
         12             94,399    147,116     230,150      4,940
         13            100,656    162,497     264,305      3,700
         14            105,745    177,518     301,127      2,460
         15            109,506    192,024     340,857      1,240
         20             95,784    245,373     592,952          0
         25                  0    224,995    1,006,051         0
         30                  0          0    1,698,663         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.


                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 55/FEMALE AGE 55 NONSMOKER
                                  STANDARD -- $13,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1


                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT             DEATH BENEFIT PROCEEDS            TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST      ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%    GROSS 6%    GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ---------   ---------   ---------   --------   --------   ---------

          1                14,175     1,000,000   1,000,000   1,000,000    10,433     11,115      11,797
          2                29,059     1,000,000   1,000,000   1,000,000    20,693     22,707      24,803
          3                44,687     1,000,000   1,000,000   1,000,000    30,782     34,795      39,141
          4                61,096     1,000,000   1,000,000   1,000,000    40,700     47,402      54,946
          5                78,326     1,000,000   1,000,000   1,000,000    50,451     60,547      72,375

          6                96,417     1,000,000   1,000,000   1,000,000    60,036     74,254      91,586
          7               115,413     1,000,000   1,000,000   1,000,000    69,455     88,546     112,764
          8               135,359     1,000,000   1,000,000   1,000,000    78,710    103,445     136,110
          9               156,302     1,000,000   1,000,000   1,000,000    87,799    118,976     161,846
         10               178,292     1,000,000   1,000,000   1,000,000    96,723    135,163     190,215

         11               201,381     1,000,000   1,000,000   1,000,000   107,134    153,740     223,249
         12               225,625     1,000,000   1,000,000   1,000,000   117,339    173,087     259,652
         13               251,082     1,000,000   1,000,000   1,000,000   127,333    193,233     299,769
         14               277,811     1,000,000   1,000,000   1,000,000   137,111    214,204     343,981
         15               305,876     1,000,000   1,000,000   1,000,000   146,665    236,029     392,707

         20               468,710     1,000,000   1,000,000   1,000,000   190,819    359,617     723,928
         25               676,532     1,000,000   1,000,000   1,328,511   220,286    504,116    1,265,249
         30               941,771     1,000,000   1,000,000   2,252,080   213,377    666,407    2,144,839


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF     SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%    CHARGE
---------------------  --------   --------   ---------   ---------
          1                  0          0           0     13,680
          2              7,013      9,027      11,123     13,680
          3             17,522     21,535      25,881     13,260
          4             27,940     34,642      42,188     12,760
          5             38,251     48,347      60,175     12,200
          6             48,316     62,534      79,866     11,720
          7             58,335     77,426     101,644     11,120
          8             68,830     93,565     126,230      9,880
          9             79,159    110,336     153,206      8,640
         10             89,323    127,763     182,815      7,400
         11            100,954    147,560     217,069      6,180
         12            112,399    168,147     254,712      4,940
         13            123,633    189,533     296,069      3,700
         14            134,651    211,744     341,521      2,460
         15            145,425    234,789     391,467      1,240
         20            190,819    359,617     723,928          0
         25            220,286    504,116    1,265,249         0
         30            213,377    666,407    2,144,839         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS


                         PREMIUMS
                        ACCUMULATED
       END OF               AT               DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST       ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR      GROSS 0%     GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ----------   ----------   ----------   --------   --------   ----------

          1                 22,575     1,000,000    1,000,000    1,000,000    17,508     18,622        19,737
          2                 46,279     1,000,000    1,000,000    1,000,000    34,005     37,302        40,734
          3                 71,168     1,000,000    1,000,000    1,000,000    49,292     55,825        62,904
          4                 97,301     1,000,000    1,000,000    1,000,000    63,250     74,053        86,243
          5                124,741     1,000,000    1,000,000    1,000,000    75,745     91,828       110,744

          6                153,553     1,000,000    1,000,000    1,000,000    86,603    108,953       136,376
          7                183,806     1,000,000    1,000,000    1,000,000    95,591    125,165       163,068
          8                215,571     1,000,000    1,000,000    1,000,000   102,382    140,108       190,684
          9                248,925     1,000,000    1,000,000    1,000,000   106,548    153,323       219,025
         10                283,946     1,000,000    1,000,000    1,000,000   107,586    164,270       247,863

         11                320,718     1,000,000    1,000,000    1,000,000   106,681    174,148       278,837
         12                359,329     1,000,000    1,000,000    1,000,000   101,494    180,626       310,157
         13                399,871     1,000,000    1,000,000    1,000,000    91,379    183,010       341,752
         14                442,439     1,000,000    1,000,000    1,000,000    75,600    180,509       373,621
         15                487,136     1,000,000    1,000,000    1,000,000    53,199    172,098       405,773

         20                746,464             0            0    1,000,000         0          0       575,481
         25              1,077,439             0            0    1,000,000         0          0       800,133
         30              1,499,857             0            0    1,373,234         0          0     1,359,638


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%     CHARGE
---------------------  --------   --------   ----------   ---------
          1                  0          0             0    25,100
          2              8,905     12,202        15,634    25,100
          3             25,232     31,765        38,844    24,060
          4             40,250     51,053        63,243    23,000
          5             53,785     69,868        88,784    21,960
          6             65,723     88,073       115,496    20,880
          7             75,751    105,325       143,228    19,840
          8             84,742    122,468       173,044    17,640
          9             91,108    137,883       203,585    15,440
         10             94,346    151,030       234,623    13,240
         11             95,661    163,128       267,817    11,020
         12             92,674    171,806       301,337     8,820
         13             84,759    176,390       335,132     6,620
         14             71,180    176,089       369,201     4,420
         15             50,999    169,898       403,573     2,200
         20                  0          0       575,481         0
         25                  0          0       800,133         0
         30                  0          0     1,359,638         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Guaranteed cost of insurance rates assumed. Guaranteed mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of guaranteed mortality and expense risk charges and
                                  (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

                                  MALE AGE 65/FEMALE AGE 65 NONSMOKER
                                  STANDARD -- $21,500 ANNUAL PREMIUM
                                  FACE AMOUNT $1,000,000
                                  DEATH BENEFIT OPTION 1
                                  CURRENT BASIS


                         PREMIUMS
                        ACCUMULATED
       END OF               AT               DEATH BENEFIT PROCEEDS              TOTAL ACCUMULATION VALUE
       POLICY           5% INTEREST       ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR      GROSS 0%     GROSS 6%    GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   ----------   ----------   ----------   --------   --------   ----------

          1                 22,575     1,000,000    1,000,000    1,000,000    17,508     18,622        19,737
          2                 46,279     1,000,000    1,000,000    1,000,000    34,515     37,827        41,275
          3                 71,168     1,000,000    1,000,000    1,000,000    51,028     57,641        64,800
          4                 97,301     1,000,000    1,000,000    1,000,000    67,055     78,094        90,524
          5                124,741     1,000,000    1,000,000    1,000,000    82,606     99,217       118,681

          6                153,553     1,000,000    1,000,000    1,000,000    97,689    121,044       149,533
          7                183,806     1,000,000    1,000,000    1,000,000   112,312    143,614       183,374
          8                215,571     1,000,000    1,000,000    1,000,000   126,486    166,967       220,531
          9                248,925     1,000,000    1,000,000    1,000,000   140,217    191,145       261,368
         10                283,946     1,000,000    1,000,000    1,000,000   153,515    216,197       306,293

         11                320,718     1,000,000    1,000,000    1,000,000   168,117    243,956       357,600
         12                359,329     1,000,000    1,000,000    1,000,000   182,222    272,721       414,109
         13                399,871     1,000,000    1,000,000    1,000,000   195,728    302,454       476,333
         14                442,439     1,000,000    1,000,000    1,000,000   208,459    333,059       544,822
         15                487,136     1,000,000    1,000,000    1,000,000   220,285    364,489       620,277

         20                746,464     1,000,000    1,000,000    1,196,731   259,407    533,557     1,139,744
         25              1,077,439     1,000,000    1,000,000    2,081,538   211,881    708,558     1,982,417
         30              1,499,857             0    1,000,000    3,378,845         0    925,140     3,345,391


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF      SURRENDER
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%     CHARGE
---------------------  --------   --------   ----------   ---------
          1                  0          0             0    25,100
          2              9,415     12,727        16,175    25,100
          3             26,968     33,581        40,740    24,060
          4             44,055     55,094        67,524    23,000
          5             60,646     77,257        96,721    21,960
          6             76,809    100,164       128,653    20,880
          7             92,472    123,774       163,534    19,840
          8            108,846    149,327       202,891    17,640
          9            124,777    175,705       245,928    15,440
         10            140,275    202,957       293,053    13,240
         11            157,097    232,936       346,580    11,020
         12            173,402    263,901       405,289     8,820
         13            189,108    295,834       469,713     6,620
         14            204,039    328,639       540,402     4,420
         15            218,085    362,289       618,077     2,200
         20            259,407    533,557     1,139,744         0
         25            211,881    708,558     1,982,417         0
         30                  0    925,140     3,345,391         0


All Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of current mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year. See "Fund Expenses" at page 6 of this Prospectus.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENT OF ASSETS AND LIABILITY
DECEMBER 31, 1999

                                                    AIM           AIM                      AIM
                                                    V.I.          V.I.         AIM         V.I.           AIM          BARON
                                                    CAPITAL       DIVERSIFIED  V.I.        INTERNATIONAL  V.I.         CAPITAL
                                                    APPRECIATION  INCOME       GROWTH      EQUITY         VALUE        ASSET
                                        COMBINED    SUBACCOUNT    SUBACCOUNT   SUBACCOUNT  SUBACCOUNT     SUBACCOUNT   SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------------------
   ASSETS
     Investments at Market--Affiliated
     (Cost $10,660,427)                 $11,462,859 $        --   $       --   $       --  $         --   $        --  $      --
     Investments at
     Market--Unaffiliated (Cost
     $38,199,966)                       43,749,667    1,443,841      780,164    4,852,254       170,973     5,505,605    222,847
   -----------------------------------  ----------  ------------  ----------   ----------  -------------  -----------  ----------
     Total Investments                  55,212,526    1,443,841      780,164    4,852,254       170,973     5,505,605    222,847
     Dividends Receivable                      366           --           --           --            --            --         --
   TOTAL ASSETS                         55,212,892    1,443,841      780,164    4,852,254       170,973     5,505,605    222,847
   LIABILITY--
   Payable to The Lincoln National
      Life Insurance Company                 1,180           31           17           98             4           118          4
   -----------------------------------  ----------  ------------  ----------   ----------  -------------  -----------  ----------
   NET ASSETS                           $55,211,712 $ 1,443,810   $  780,147   $4,852,156  $    170,969   $ 5,505,487  $ 222,843
   -----------------------------------  ==========  ============  ==========   ==========  =============  ===========  ==========
   Percent of net assets                    100.00%        2.62%        1.41%        8.79%         0.31%         9.97%      0.40%
   -----------------------------------  ==========  ============  ==========   ==========  =============  ===========  ==========
   NET ASSETS ARE REPRESENTED BY:
   SVUL I Policies:
     Units in accumulation period                        91,495       80,631      210,456            --       253,088         --
     Unit value                                     $    15.780   $    9.675   $   15.611  $         --   $    14.991  $      --
   -----------------------------------              ------------  ----------   ----------  -------------  -----------  ----------
                                                      1,443,810      780,147    3,285,427            --     3,793,945         --
   LSVUL Policies:
     Units in accumulation period                            --           --      125,580        11,222       144,470     19,736
     Unit value                                     $        --   $       --   $   12.476  $     15.235   $    11.847  $  11.291
   -----------------------------------              ------------  ----------   ----------  -------------  -----------  ----------
                                                             --           --    1,566,729       170,969     1,711,542    222,843
   -----------------------------------              ------------  ----------   ----------  -------------  -----------  ----------
   NET ASSETS                                       $ 1,443,810   $  780,147   $4,852,156  $    170,969   $ 5,505,487  $ 222,843
   -----------------------------------              ============  ==========   ==========  =============  ===========  ==========


                                        BT                        BT
                                        EAFE          BT EQUITY   SMALL
                                        EQUITY INDEX  500 INDEX   CAP INDEX
                                        SUBACCOUNT    SUBACCOUNT  SUBACCOUNT
   -----------------------------------
   ASSETS
     Investments at Market--Affiliated
     (Cost $10,660,427)                 $        --   $       --  $       --
     Investments at
     Market--Unaffiliated (Cost
     $38,199,966)                           173,327    9,997,669     107,219
   -----------------------------------  ------------  ----------  ----------
     Total Investments                      173,327    9,997,669     107,219
     Dividends Receivable                        --           --          --
   TOTAL ASSETS                             173,327    9,997,669     107,219
   LIABILITY--
   Payable to The Lincoln National
      Life Insurance Company                      4          212           2
   -----------------------------------  ------------  ----------  ----------
   NET ASSETS                           $   173,323   $9,997,457  $  107,217
   -----------------------------------  ============  ==========  ==========
   Percent of net assets                       0.31%       18.12%       0.19%
   -----------------------------------  ============  ==========  ==========
   NET ASSETS ARE REPRESENTED BY:
   SVUL I Policies:
     Units in accumulation period                --      556,772          --
     Unit value                         $        --   $   13.283  $       --
   -----------------------------------  ------------  ----------  ----------
                                                 --    7,395,845          --
   LSVUL Policies:
     Units in accumulation period            13,894      236,119       9,395
     Unit value                         $    12.474   $   11.018  $   11.413
   -----------------------------------  ------------  ----------  ----------
                                            173,323    2,601,612     107,217
   -----------------------------------  ------------  ----------  ----------
   NET ASSETS                           $   173,323   $9,997,457  $  107,217
   -----------------------------------  ============  ==========  ==========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENT OF ASSETS AND LIABILITY (CONTINUED)
DECEMBER 31, 1999

                                                                DELAWARE    DELAWARE                             FIDELITY
                                        DELAWARE    DELAWARE    PREMIUM     PREMIUM     DELAWARE    DELAWARE     VIP
                                        PREMIUM     PREMIUM     EMERGING    SMALL       PREMIUM     PREMIUM      EQUITY-
                                        DELCHESTER  DEVON       MARKETS     CAP VALUE   REIT        TREND        INCOME
                                        SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT   SUBACCOUNT
   -------------------------------------------------------------------------------------------------------------------------
   ASSETS
     Investments at Market--Affiliated
     (Cost $10,660,427)                 $ 171,649   $ 31,477    $ 292,419   $1,152,083  $ 4,105     $ 2,450,120  $        --
     Investments at
     Market--Unaffiliated (Cost
     $38,199,966)                              --         --           --           --       --              --    2,131,776
   -----------------------------------  ----------  ----------  ----------  ----------  ----------  -----------  -----------
     Total Investments                    171,649     31,477      292,419    1,152,083    4,105       2,450,120    2,131,776
     Dividends Receivable                     366         --           --           --       --              --           --
   TOTAL ASSETS                           172,015     31,477      292,419    1,152,083    4,105       2,450,120    2,131,776
   LIABILITY--
   Payable to The Lincoln National
      Life Insurance Company                    4          1            6           25       --              53           46
   -----------------------------------  ----------  ----------  ----------  ----------  ----------  -----------  -----------
   NET ASSETS                           $ 172,011   $ 31,476    $ 292,413   $1,152,058  $ 4,105     $ 2,450,067  $ 2,131,730
   -----------------------------------  ==========  ==========  ==========  ==========  ==========  ===========  ===========
   Percent of net assets                     0.31%      0.06%        0.53%        2.09%    0.01%           4.44%        3.86%
   -----------------------------------  ==========  ==========  ==========  ==========  ==========  ===========  ===========
   NET ASSETS ARE REPRESENTED BY:
   SVUL I Policies:
     Units in accumulation period              --         --       22,036       89,408       --          89,905      197,459
     Unit value                         $      --   $     --    $  11.243   $    9.164  $    --     $    18.641  $    10.796
   -----------------------------------  ----------  ----------  ----------  ----------  ----------  -----------  -----------
                                               --         --      247,739      819,295       --       1,675,877    2,131,730
   LSVUL Policies:
     Units in accumulation period          18,224      3,444        3,692       35,187      446          49,691           --
     Unit value                         $   9.438   $  9.139    $  12.096   $    9.458  $ 9.196     $    15.580  $        --
   -----------------------------------  ----------  ----------  ----------  ----------  ----------  -----------  -----------
                                          172,011     31,476       44,674      332,763    4,105         774,190           --
   -----------------------------------  ----------  ----------  ----------  ----------  ----------  -----------  -----------
   NET ASSETS                           $ 172,011   $ 31,476    $ 292,413   $1,152,058  $ 4,105     $ 2,450,067  $ 2,131,730
   -----------------------------------  ==========  ==========  ==========  ==========  ==========  ===========  ===========

                                        FIDELITY    FIDELITY       FIDELITY
                                        VIP II      VIP II         VIP II
                                        ASSET       CONTRAFUND     INVESTMENT
                                        MANAGER     SERVICE CLASS  GRADE BOND
                                        SUBACCOUNT  SUBACCOUNT     SUBACCOUNT
   -----------------------------------
   ASSETS
     Investments at Market--Affiliated
     (Cost $10,660,427)                 $      --   $         --   $         --
     Investments at
     Market--Unaffiliated (Cost
     $38,199,966)                         534,793        841,733      2,103,802
   -----------------------------------  ----------  -------------  ------------
     Total Investments                    534,793        841,733      2,103,802
     Dividends Receivable                      --             --             --
   TOTAL ASSETS                           534,793        841,733      2,103,802
   LIABILITY--
   Payable to The Lincoln National
      Life Insurance Company                   12             18             46
   -----------------------------------  ----------  -------------  ------------
   NET ASSETS                           $ 534,781   $    841,715   $  2,103,756
   -----------------------------------  ==========  =============  ============
   Percent of net assets                     0.97%          1.52%          3.81%
   -----------------------------------  ==========  =============  ============
   NET ASSETS ARE REPRESENTED BY:
   SVUL I Policies:
     Units in accumulation period          45,700             --        204,605
     Unit value                         $  11.702   $         --   $     10.282
   -----------------------------------  ----------  -------------  ------------
                                          534,781             --      2,103,756
   LSVUL Policies:
     Units in accumulation period              --         73,429             --
     Unit value                         $      --   $     11.463   $         --
   -----------------------------------  ----------  -------------  ------------
                                               --        841,715             --
   -----------------------------------  ----------  -------------  ------------
   NET ASSETS                           $ 534,781   $    841,715   $  2,103,756
   -----------------------------------  ==========  =============  ============

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENT OF ASSETS AND LIABILITY (CONTINUED)
DECEMBER 31, 1999

                                        FIDELITY                     JANUS
                                        VIP III        JANUS         ASPEN                                               LN
                                        GROWTH         ASPEN         SERIES                    LN            LN          GLOBAL
                                        OPPORTUNITIES  SERIES        WORLDWIDE     LN          CAPITAL       EQUITY-     ASSET
                                        SERVICE CLASS  BALANCED      GROWTH        BOND        APPRECIATION  INCOME      ALLOCATION
                                        SUBACCOUNT     SUBACCOUNT    SUBACCOUNT    SUBACCOUNT  SUBACCOUNT    SUBACCOUNT  SUBACCOUNT
   --------------------------------------------------------------------------------------------------------------------------------
   ASSETS
     Investments at Market--Affiliated
     (Cost $10,660,427)                 $        --    $         --  $         --  $ 799,959   $   525,071   $ 161,150   $ 38,992
     Investments at
     Market--Unaffiliated (Cost
     $38,199,966)                           220,244       1,208,164     1,334,584         --            --          --         --
   -----------------------------------  -------------  ------------  ------------  ----------  ------------  ----------  ----------
     Total Investments                      220,244       1,208,164     1,334,584    799,959       525,071     161,150     38,992
     Dividends Receivable                        --              --            --         --            --          --         --
   TOTAL ASSETS                             220,244       1,208,164     1,334,584    799,959       525,071     161,150     38,992
   LIABILITY--
   Payable to The Lincoln National
      Life Insurance Company                      5              25            28         17            11           3          1
   -----------------------------------  -------------  ------------  ------------  ----------  ------------  ----------  ----------
   NET ASSETS                           $   220,239    $  1,208,139  $  1,334,556  $ 799,942   $   525,060   $ 161,147   $ 38,991
   -----------------------------------  =============  ============  ============  ==========  ============  ==========  ==========
   Percent of net assets                       0.40%           2.19%         2.42%      1.45%         0.95%       0.29%      0.07%
   -----------------------------------  =============  ============  ============  ==========  ============  ==========  ==========
   NET ASSETS ARE REPRESENTED BY:
   SVUL I Policies:
     Units in accumulation period                --              --            --         --            --          --         --
     Unit value                         $        --    $         --  $         --  $      --   $        --   $      --   $     --
   -----------------------------------  -------------  ------------  ------------  ----------  ------------  ----------  ----------
                                                 --              --            --         --            --          --         --
   LSVUL Policies:
     Units in accumulation period            21,913         106,218        88,482     81,026        40,651      16,398      3,607
     Unit value                         $    10.050    $     11.374  $     15.083  $   9.873   $    12.916   $   9.827   $ 10.810
   -----------------------------------  -------------  ------------  ------------  ----------  ------------  ----------  ----------
                                            220,239       1,208,139     1,334,556    799,942       525,060     161,147     38,991
   -----------------------------------  -------------  ------------  ------------  ----------  ------------  ----------  ----------
   NET ASSETS                           $   220,239    $  1,208,139  $  1,334,556  $ 799,942   $   525,060   $ 161,147   $ 38,991
   -----------------------------------  =============  ============  ============  ==========  ============  ==========  ==========


                                        LN           LN          MFS
                                        MONEY        SOCIAL      EMERGING
                                        MARKET       AWARENESS   GROWTH
                                        SUBACCOUNT   SUBACCOUNT  SUBACCOUNT
   -----------------------------------
   ASSETS
     Investments at Market--Affiliated
     (Cost $10,660,427)                 $ 5,734,236  $ 101,598   $       --
     Investments at
     Market--Unaffiliated (Cost
     $38,199,966)                                --         --    4,076,388
   -----------------------------------  -----------  ----------  ----------
     Total Investments                    5,734,236    101,598    4,076,388
     Dividends Receivable                        --         --           --
   TOTAL ASSETS                           5,734,236    101,598    4,076,388
   LIABILITY--
   Payable to The Lincoln National
      Life Insurance Company                    126          2           87
   -----------------------------------  -----------  ----------  ----------
   NET ASSETS                           $ 5,734,110  $ 101,596   $4,076,301
   -----------------------------------  ===========  ==========  ==========
   Percent of net assets                      10.39%      0.18%        7.38%
   -----------------------------------  ===========  ==========  ==========
   NET ASSETS ARE REPRESENTED BY:
   SVUL I Policies:
     Units in accumulation period           297,512         --      153,406
     Unit value                         $    10.623  $      --   $   20.052
   -----------------------------------  -----------  ----------  ----------
                                          3,160,610         --    3,076,151
   LSVUL Policies:
     Units in accumulation period           251,134      9,065       60,639
     Unit value                         $    10.248  $  11.207   $   16.493
   -----------------------------------  -----------  ----------  ----------
                                          2,573,500    101,596    1,000,150
   -----------------------------------  -----------  ----------  ----------
   NET ASSETS                           $ 5,734,110  $ 101,596   $4,076,301
   -----------------------------------  ===========  ==========  ==========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENT OF ASSETS AND LIABILITY (CONTINUED)
DECEMBER 31, 1999

                                                                                        OCC
                                        MFS                     AMT                     ACCUMULATION  OCC           TEMPLETON
                                        TOTAL       MFS         MID-CAP     AMT         GLOBAL        ACCUMULATION  ASSET
                                        RETURN      UTILITIES   GROWTH      PARTNERS    EQUITY        MANAGED       ALLOCATION
                                        SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT  SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
   ---------------------------------------------------------------------------------------------------------------------------
   ASSETS
     Investments at Market--Affiliated
     (Cost $10,660,427)                 $      --   $      --   $      --   $     --    $      --     $        --   $      --
     Investments at
     Market--Unaffiliated
     (Cost $38,199,966)                 1,200,068   1,368,036     111,303     59,959      653,337       1,037,980     294,607
   -----------------------------------  ---------   ---------   ----------  ----------  ------------  ------------  ----------
     Total Investments                  1,200,068   1,368,036     111,303     59,959      653,337       1,037,980     294,607
     Dividends Receivable                      --          --          --         --           --              --          --
   TOTAL ASSETS                         1,200,068   1,368,036     111,303     59,959      653,337       1,037,980     294,607
   LIABILITY--
   Payable to The Lincoln National
      Life Insurance Company                   26          30           2          1           14              23           6
   -----------------------------------  ---------   ---------   ----------  ----------  ------------  ------------  ----------
   NET ASSETS                           $1,200,042  $1,368,006  $ 111,301   $ 59,958    $ 653,323     $ 1,037,957   $ 294,601
   -----------------------------------  =========   =========   ==========  ==========  ============  ============  ==========
   Percent of net assets                     2.17%       2.48%       0.20%      0.11%        1.18%           1.88%       0.53%
   -----------------------------------  =========   =========   ==========  ==========  ============  ============  ==========
   NET ASSETS ARE REPRESENTED BY:
   SVUL I Policies:
     Units in accumulation period          72,807      80,427          --         --       53,136         101,945      24,492
     Unit value                         $  10.622   $  14.003   $      --   $     --    $  12.295     $    10.182   $  12.028
   -----------------------------------  ---------   ---------   ----------  ----------  ------------  ------------  ----------
                                          773,365   1,126,208          --         --      653,323       1,037,957     294,601
   LSVUL Policies:
     Units in accumulation period          43,385      19,873       7,387      6,305           --              --          --
     Unit value                         $   9.834   $  12.167   $  15.066   $  9.509    $      --     $        --   $      --
   -----------------------------------  ---------   ---------   ----------  ----------  ------------  ------------  ----------
                                          426,677     241,798     111,301     59,958           --              --          --
   -----------------------------------  ---------   ---------   ----------  ----------  ------------  ------------  ----------
   NET ASSETS                           $1,200,042  $1,368,006  $ 111,301   $ 59,958    $ 653,323     $ 1,037,957   $ 294,601
   -----------------------------------  =========   =========   ==========  ==========  ============  ============  ==========


                                                       TEMPLETON                  TEMPLETON
                                        TEMPLETON      INTERNATIONAL  TEMPLETON   STOCK
                                        INTERNATIONAL  CLASS 2        STOCK       CLASS 2
                                        SUBACCOUNT     SUBACCOUNT     SUBACCOUNT  SUBACCOUNT
   -----------------------------------
   ASSETS
     Investments at Market--Affiliated
     (Cost $10,660,427)                 $         --   $        --    $      --   $       --
     Investments at
     Market--Unaffiliated
     (Cost $38,199,966)                    2,709,708       377,526      175,334       56,426
   -----------------------------------  -------------  -------------  ----------  ----------
     Total Investments                     2,709,708       377,526      175,334       56,426
     Dividends Receivable                         --            --           --           --
   TOTAL ASSETS                            2,709,708       377,526      175,334       56,426
   LIABILITY--
   Payable to The Lincoln National
      Life Insurance Company                      59             8            4            1
   -----------------------------------  -------------  -------------  ----------  ----------
   NET ASSETS                           $  2,709,649   $   377,518    $ 175,330   $   56,425
   -----------------------------------  =============  =============  ==========  ==========
   Percent of net assets                        4.91%         0.68%        0.32%        0.10%
   -----------------------------------  =============  =============  ==========  ==========
   NET ASSETS ARE REPRESENTED BY:
   SVUL I Policies:
     Units in accumulation period            230,299            --       14,786           --
     Unit value                         $     11.766   $        --    $  11.857   $       --
   -----------------------------------  -------------  -------------  ----------  ----------
                                           2,709,649            --      175,330           --
   LSVUL Policies:
     Units in accumulation period                 --        33,516           --        4,890
     Unit value                         $         --   $    11.264    $      --   $   11.538
   -----------------------------------  -------------  -------------  ----------  ----------
                                                  --       377,518           --       56,425
   -----------------------------------  -------------  -------------  ----------  ----------
   NET ASSETS                           $  2,709,649   $   377,518    $ 175,330   $   56,425
   -----------------------------------  =============  =============  ==========  ==========


See accompanying notes.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENTS OF OPERATIONS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1999

                                                                       AIM V.I.        AIM V.I.
                                                                       CAPITAL         DIVERSIFIED     AIM V.I.
                                                                       APPRECIATION    INCOME          GROWTH
                                                       COMBINED        SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO
      DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $       59,265  $         405   $      12,573   $       1,681
   Dividends from net realized gains on investments            89,117          7,166           4,012          31,515
   Mortality and expense guarantees--SVUL I                   (15,398)          (506)           (443)           (837)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                               132,984          7,065          16,142          32,359
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                     20,588          1,131               5             474
   Net change in unrealized appreciation or
      depreciation on investments                             647,779         44,813         (11,427)         81,846
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                             668,367         45,944         (11,422)         82,320
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $      801,351  $      53,009   $       4,720   $     114,679
   --------------------------------------------------  ==============  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $      533,766  $         939   $      46,589   $       7,873
   Dividends from net realized gains on investments           598,007         29,289              --         138,013
   Mortality and expense guarantees:
   SVUL I                                                    (200,572)        (6,113)         (5,638)        (13,644)
   LSVUL                                                      (23,989)            --              --          (1,499)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                               907,212         24,115          40,951         130,743
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                    270,353         15,800         (17,904)         32,609
   Net change in unrealized appreciation or
      depreciation on investments                           5,704,354        365,138         (55,300)        625,753
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                           5,974,707        380,938         (73,204)        658,362
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $    6,881,919  $     405,053   $     (32,253)  $     789,105
   --------------------------------------------------  ==============  ==============  ==============  ==============

                                                       AIM V.I.                        BARON           BT EAFE
                                                       INTERNATIONAL   AIM V.I.        CAPITAL         EQUITY
                                                       EQUITY          VALUE           ASSET           INDEX
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO
      DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $        --     $       2,872   $         --    $         --
   Dividends from net realized gains on investments             --            25,401             --              --
   Mortality and expense guarantees--SVUL I                     --              (993)            --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                 --            27,280             --              --
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                      --             2,596             --              --
   Net change in unrealized appreciation or
      depreciation on investments                               --            83,876             --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                               --            86,472             --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $        --     $     113,752   $         --    $         --
   --------------------------------------------------  ==============  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $       883     $      12,942   $         --    $      2,757
   Dividends from net realized gains on investments          3,707            67,676             11           5,151
   Mortality and expense guarantees:
   SVUL I                                                       --           (16,954)            --              --
   LSVUL                                                      (204)           (1,889)          (236)           (399)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                              4,386            61,775           (225)          7,509
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                     528            25,532          6,139             220
   Net change in unrealized appreciation or
      depreciation on investments                           31,276           685,386         22,579          17,123
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                           31,804           710,918         28,718          17,343
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $    36,190     $     772,693   $     28,493    $     24,852
   --------------------------------------------------  ==============  ==============  ==============  ==============


                                                       BT EQUITY       BT SMALL
                                                       500 INDEX       CAP INDEX
                                                       SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO
      DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $        2,407  $           --
   Dividends from net realized gains on investments            15,403              --
   Mortality and expense guarantees--SVUL I                    (1,229)             --
   --------------------------------------------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                16,581              --
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                      5,733              --
   Net change in unrealized appreciation or
      depreciation on investments                             103,650              --
   --------------------------------------------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                             109,383              --
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $      125,964  $           --
   --------------------------------------------------  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $       62,072  $          960
   Dividends from net realized gains on investments            29,190           2,749
   Mortality and expense guarantees:
   SVUL I                                                     (38,431)             --
   LSVUL                                                       (4,725)           (128)
   --------------------------------------------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                48,106           3,581
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                     72,816             910
   Net change in unrealized appreciation or
      depreciation on investments                             981,969           7,446
   --------------------------------------------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                           1,054,785           8,356
   --------------------------------------------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $    1,102,891  $       11,937
   --------------------------------------------------  ==============  ==============

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENTS OF OPERATIONS (CONTINUED)
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1999

                                                                                       DELAWARE        DELAWARE
                                                       DELAWARE        DELAWARE        PREMIUM         PREMIUM
                                                       PREMIUM         PREMIUM         EMERGING        SMALL CAP
                                                       DELCHESTER      DEVON           MARKETS         VALUE
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $        --     $       --      $         --    $          --
   Dividends from net realized gains on investments             --             --                --               --
   Mortality and expense guarantees--SVUL I                     --             --              (250)            (396)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                 --             --              (250)            (396)
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                      --             --               (11)             344
   Net change in unrealized appreciation or
      depreciation on investments                               --             --             7,148           38,453
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                               --             --             7,137           38,797
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $        --     $       --      $      6,887    $      38,401
   --------------------------------------------------  ==============  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $     1,189     $       --      $      3,238    $       4,144
   Dividends from net realized gains on investments             --             --                --            1,700
   Mortality and expense guarantees:
   SVUL I                                                       --             --            (1,363)          (4,380)
   LSVUL                                                       (86)           (18)              (46)            (478)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                              1,103            (18)            1,829              986
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                    (350)            (4)            2,183            1,695
   Net change in unrealized appreciation or
      depreciation on investments                             (300)           386            74,521          (25,551)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                             (650)           382            76,704          (23,856)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $       453     $      364      $     78,533    $     (22,870)
   --------------------------------------------------  ==============  ==============  ==============  ==============

                                                                                                       FIDELITY
                                                       DELAWARE        DELAWARE        FIDELITY        VIP II
                                                       PREMIUM         PREMIUM         VIP EQUITY-     ASSET
                                                       REIT            TREND           INCOME          MANAGER
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $      --       $          --   $          --   $         --
   Dividends from net realized gains on investments           --                  --              --             --
   Mortality and expense guarantees--SVUL I                   --                (258)           (643)          (217)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                               --                (258)           (643)          (217)
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                    --                (131)          3,229            (21)
   Net change in unrealized appreciation or
      depreciation on investments                             --              30,649          51,071          9,349
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                             --              30,518          54,300          9,328
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $      --       $      30,260   $      53,657   $      9,111
   --------------------------------------------------  ==============  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $      --       $          39   $      11,959   $      8,457
   Dividends from net realized gains on investments           --                  --          26,436         10,712
   Mortality and expense guarantees:
   SVUL I                                                     --              (5,642)        (11,234)        (3,211)
   LSVUL                                                      (8)               (961)             --             --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                               (8)             (6,564)         27,161         15,958
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                    (2)             29,968           4,508            429
   Net change in unrealized appreciation or
      depreciation on investments                             18             646,621           2,110         26,389
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                             16             676,589           6,618         26,818
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $       8       $     670,025   $      33,779   $     42,776
   --------------------------------------------------  ==============  ==============  ==============  ==============

                                                       FIDELITY        FIDELITY
                                                       VIP II          VIP II
                                                       CONTRAFUND      INVESTMENT
                                                       SERVICE CLASS   GRADE BOND
                                                       SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $         --    $           --
   Dividends from net realized gains on investments              --                --
   Mortality and expense guarantees--SVUL I                      --              (856)
   --------------------------------------------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                  --              (856)
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                       --               259
   Net change in unrealized appreciation or
      depreciation on investments                                --             6,838
   --------------------------------------------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                                --             7,097
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $         --    $        6,241
   --------------------------------------------------  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $         --    $       33,693
   Dividends from net realized gains on investments              --            10,570
   Mortality and expense guarantees:
   SVUL I                                                        --           (12,471)
   LSVUL                                                     (1,289)               --
   --------------------------------------------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                              (1,289)           31,792
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                      150           (12,166)
   Net change in unrealized appreciation or
      depreciation on investments                            76,811           (49,719)
   --------------------------------------------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                            76,961           (61,885)
   --------------------------------------------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $     75,672    $      (30,093)
   --------------------------------------------------  ==============  ==============

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENTS OF OPERATIONS (CONTINUED)
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1999

                                                       FIDELITY
                                                       VIP III                         JANUS ASPEN
                                                       GROWTH          JANUS ASPEN     SERIES
                                                       OPPORTUNITIES   SERIES          WORLDWIDE
                                                       SERVICE CLASS   BALANCED        GROWTH          LN BOND
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $       --      $         --    $         --    $          --
   Dividends from net realized gains on investments            --                --              --               --
   Mortality and expense guarantees--SVUL I                    --                --              --               --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                --                --              --               --
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                     --                --              --               --
   Net change in unrealized appreciation or
      depreciation on investments                              --                --              --               --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                              --                --              --               --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $       --      $         --    $         --    $          --
   --------------------------------------------------  ==============  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $       --      $     12,578    $          9    $      30,770
   Dividends from net realized gains on investments            --                --              --               --
   Mortality and expense guarantees:
   SVUL I                                                      --                --              --               --
   LSVUL                                                     (143)           (1,685)         (1,133)          (1,702)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                              (143)           10,893          (1,124)          29,068
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                  2,188             9,778          10,312             (961)
   Net change in unrealized appreciation or
      depreciation on investments                           3,874            84,840         205,233          (28,119)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                           6,062            94,618         215,545          (29,080)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $    5,919      $    105,511    $    214,421    $         (12)
   --------------------------------------------------  ==============  ==============  ==============  ==============


                                                       LN              LN              LN GLOBAL
                                                       CAPITAL         EQUITY-         ASSET           LN MONEY
                                                       APPRECIATION    INCOME          ALLOCATION      MARKET
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $         --    $        --     $        --     $      37,695
   Dividends from net realized gains on investments              --             --              --                --
   Mortality and expense guarantees--SVUL I                      --             --              --            (6,329)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                  --             --              --            31,366
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                       --             --              --                --
   Net change in unrealized appreciation or
      depreciation on investments                                --             --              --                --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                                --             --              --                --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $         --    $        --     $        --     $      31,366
   --------------------------------------------------  ==============  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $         --    $       238     $         8     $     229,922
   Dividends from net realized gains on investments              --             --              --                --
   Mortality and expense guarantees:
   SVUL I                                                        --             --              --           (35,526)
   LSVUL                                                       (499)          (202)            (40)           (4,113)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                (499)            36             (32)          190,283
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                    8,084          1,395               1                --
   Net change in unrealized appreciation or
      depreciation on investments                            44,431          7,515           1,470                --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                            52,515          8,910           1,471                --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $     52,016    $     8,946     $     1,439     $     190,283
   --------------------------------------------------  ==============  ==============  ==============  ==============


                                                                       MFS
                                                       LN SOCIAL       EMERGING
                                                       AWARENESS       GROWTH
                                                       SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $         --    $           --
   Dividends from net realized gains on investments              --                --
   Mortality and expense guarantees--SVUL I                      --              (599)
   --------------------------------------------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                  --              (599)
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                       --             5,876
   Net change in unrealized appreciation or
      depreciation on investments                                --            99,056
   --------------------------------------------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                                --           104,932
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $         --    $      104,333
   --------------------------------------------------  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $        932    $           --
   Dividends from net realized gains on investments              --                --
   Mortality and expense guarantees:
   SVUL I                                                        --           (11,719)
   LSVUL                                                       (103)             (986)
   --------------------------------------------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                 829           (12,705)
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                    4,360            54,037
   Net change in unrealized appreciation or
      depreciation on investments                             5,190         1,352,531
   --------------------------------------------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                             9,550         1,406,568
   --------------------------------------------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $     10,379    $    1,393,863
   --------------------------------------------------  ==============  ==============

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENTS OF OPERATIONS (CONTINUED)
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1999

                                                                                       AMT
                                                       MFS TOTAL       MFS             MID-CAP         AMT
                                                       RETURN          UTILITIES       GROWTH          PARTNERS
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO
      DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $         --    $          --   $         --    $        --
   Dividends from net realized gains on investments              --               --             --             --
   Mortality and expense guarantees--SVUL I                    (200)            (314)            --             --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                (200)            (314)            --             --
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                      103               43             --             --
   Net change in unrealized appreciation or
      depreciation on investments                             6,369           11,452             --             --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                             6,472           11,495             --             --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $      6,272    $      11,181   $         --    $        --
   --------------------------------------------------  ==============  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $      7,732    $       7,132   $         --    $        --
   Dividends from net realized gains on investments          14,339           35,861             --             --
   Mortality and expense guarantees:
   SVUL I                                                    (3,905)          (5,351)            --             --
   LSVUL                                                       (483)            (304)           (54)           (74)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                              17,683           37,338            (54)           (74)
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                      319            9,255             40             64
   Net change in unrealized appreciation or
      depreciation on investments                            (4,094)         209,232         11,917          1,746
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                            (3,775)         218,487         11,957          1,810
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $     13,908    $     255,825   $     11,903    $     1,736
   --------------------------------------------------  ==============  ==============  ==============  ==============

                                                       OCC
                                                       ACCUMULATION    OCC             TEMPLETON
                                                       GLOBAL          ACCUMULATION    ASSET           TEMPLETON
                                                       EQUITY          MANAGED         ALLOCATION      INTERNATIONAL
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO
      DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $     1,632     $       --      $         --    $         --
   Dividends from net realized gains on investments          5,620             --                --              --
   Mortality and expense guarantees--SVUL I                   (267)          (122)             (166)           (703)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                              6,985           (122)             (166)           (703)
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                     280             32               120             402
   Net change in unrealized appreciation or
      depreciation on investments                           13,659          4,507            11,550          53,289
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                           13,939          4,539            11,670          53,691
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $    20,924     $    4,417      $     11,504    $     52,988
   --------------------------------------------------  ==============  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $     8,573     $    5,941      $      3,047    $     28,066
   Dividends from net realized gains on investments         89,807         13,331            16,954          97,494
   Mortality and expense guarantees:
   SVUL I                                                   (3,491)        (5,724)           (1,438)        (13,463)
   LSVUL                                                        --             --                --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                             94,889         13,548            18,563         112,097
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                   3,350            355               977           2,171
   Net change in unrealized appreciation or
      depreciation on investments                            7,284          7,071            19,172         283,148
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                           10,634          7,426            20,149         285,319
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $   105,523     $   20,974      $     38,712    $    397,416
   --------------------------------------------------  ==============  ==============  ==============  ==============


                                                       TEMPLETON                       TEMPLETON
                                                       INTERNATIONAL   TEMPLETON       STOCK
                                                       CLASS 2         STOCK           CLASS 2
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   PERIOD FROM JUNE 18, 1998 TO
      DECEMBER 31, 1998
   Net Investment Income (Loss):
   Dividends from investment income                    $        --     $         --    $           --
   Dividends from net realized gains on investments             --               --                --
   Mortality and expense guarantees--SVUL I                     --              (70)               --
   --------------------------------------------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                                 --              (70)               --
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                      --              124                --
   Net change in unrealized appreciation or
      depreciation on investments                               --            1,631                --
   --------------------------------------------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                               --            1,755                --
   --------------------------------------------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                       $        --     $      1,685    $           --
   --------------------------------------------------  ==============  ==============  ==============
   YEAR ENDED DECEMBER 31, 1999
   Net Investment Income (Loss):
   Dividends from investment income                    $        --     $      1,084    $           --
   Dividends from net realized gains on investments             --            5,017                --
   Mortality and expense guarantees:
   SVUL I                                                       --             (874)               --
   LSVUL                                                      (475)              --               (27)
   --------------------------------------------------  --------------  --------------  --------------
   NET INVESTMENT INCOME (LOSS)                               (475)           5,227               (27)
   Net Realized and Unrealized Gain (Loss) on
      Investments:
   Net realized gain (loss) on investments                     690              875                 2
   Net change in unrealized appreciation or
      depreciation on investments                           31,111           25,689             2,457
   --------------------------------------------------  --------------  --------------  --------------
   NET REALIZED AND UNREALIZED GAIN (LOSS) ON
      INVESTMENTS                                           31,801           26,564             2,459
   --------------------------------------------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                  $    31,326     $     31,791    $        2,432
   --------------------------------------------------  ==============  ==============  ==============

See accompanying notes.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENTS OF CHANGES IN NET ASSETS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1999

                                                                       AIM V.I.        AIM V.I.
                                                                       CAPITAL         DIVERSIFIED     AIM V.I.
                                                                       APPRECIATION    INCOME          GROWTH
                                                       COMBINED        SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $      132,984  $       7,065   $      16,142   $       32,359
     Net realized gain (loss) on investments                   20,588          1,131               5              474
     Net change in unrealized appreciation or
     depreciation on investments                              647,779         44,813         (11,427)          81,846
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                              801,351         53,009           4,720          114,679
   Change From Unit Transactions:
     Participant purchases                                 16,601,606        274,025         388,335          530,958
     Participant withdrawals                               (4,569,117)       (21,505)        (22,806)         (51,518)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                         12,032,489        252,520         365,529          479,440
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                            12,833,840        305,529         370,249          594,119
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                         12,833,840        305,529         370,249          594,119
   --------------------------------------------------  ==============  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                             907,212         24,115          40,951          130,743
     Net realized gain (loss) on investments                  270,353         15,800         (17,904)          32,609
     Net change in unrealized appreciation or
     depreciation on investments                            5,704,354        365,138         (55,300)         625,753
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                       6,881,919        405,053         (32,253)         789,105
   Change From Unit Transactions:
     Participant purchases                                 59,275,780        815,226         497,713        3,707,852
     Participant withdrawals                              (23,779,827)       (81,998)        (55,562)        (238,920)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                         35,495,953        733,228         442,151        3,468,932
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                            42,377,872      1,138,281         409,898        4,258,037
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $   55,211,712  $   1,443,810   $     780,147   $    4,852,156
   --------------------------------------------------  ==============  ==============  ==============  ==============

                                                       AIM V.I.                        BARON           BT EAFE
                                                       INTERNATIONAL   AIM V.I.        CAPITAL         EQUITY
                                                       EQUITY          VALUE           ASSET           INDEX
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $         --    $       27,280  $          --   $          --
     Net realized gain (loss) on investments                     --             2,596             --              --
     Net change in unrealized appreciation or
     depreciation on investments                                 --            83,876             --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                 --           113,752             --              --
   Change From Unit Transactions:
     Participant purchases                                       --           615,727             --              --
     Participant withdrawals                                     --           (48,176)            --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                               --           567,551             --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                  --           681,303             --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                               --           681,303             --              --
   --------------------------------------------------  ==============  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                             4,386            61,775           (225)          7,509
     Net realized gain (loss) on investments                    528            25,532          6,139             220
     Net change in unrealized appreciation or
     depreciation on investments                             31,276           685,386         22,579          17,123
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                        36,190           772,693         28,493          24,852
   Change From Unit Transactions:
     Participant purchases                                  143,720         4,349,013        208,725         155,932
     Participant withdrawals                                 (8,941)         (297,522)       (14,375)         (7,461)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                          134,779         4,051,491        194,350         148,471
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                             170,969         4,824,184        222,843         173,323
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $    170,969    $    5,505,487  $     222,843   $     173,323
   --------------------------------------------------  ==============  ==============  ==============  ==============


                                                       BT EQUITY       BT SMALL
                                                       500 INDEX       CAP INDEX
                                                       SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $       16,581  $           --
     Net realized gain (loss) on investments                    5,733              --
     Net change in unrealized appreciation or
     depreciation on investments                              103,650              --
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                              125,964              --
   Change From Unit Transactions:
     Participant purchases                                  1,356,215              --
     Participant withdrawals                                  (64,871)             --
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                          1,291,344              --
   --------------------------------------------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                             1,417,308              --
   --------------------------------------------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                          1,417,308              --
   --------------------------------------------------  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                              48,106           3,581
     Net realized gain (loss) on investments                   72,816             910
     Net change in unrealized appreciation or
     depreciation on investments                              981,969           7,446
   --------------------------------------------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                       1,102,891          11,937
   Change From Unit Transactions:
     Participant purchases                                  7,967,537         163,391
     Participant withdrawals                                 (490,279)        (68,111)
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                          7,477,258          95,280
   --------------------------------------------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                             8,580,149         107,217
   --------------------------------------------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $    9,997,457  $      107,217
   --------------------------------------------------  ==============  ==============

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1999

                                                                                       DELAWARE        DELAWARE
                                                       DELAWARE        DELAWARE        PREMIUM         PREMIUM
                                                       PREMIUM         PREMIUM         EMERGING        SMALL CAP
                                                       DELCHESTER      DEVON           MARKETS         VALUE
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $          --   $         --    $        (250)  $         (396)
     Net realized gain (loss) on investments                      --             --              (11)             344
     Net change in unrealized appreciation or
     depreciation on investments                                  --             --            7,148           38,453
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                  --             --            6,887           38,401
   Change From Unit Transactions:
     Participant purchases                                        --             --          139,569          270,284
     Participant withdrawals                                      --             --          (12,021)         (16,136)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                                --             --          127,548          254,148
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                   --             --          134,435          292,549
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                                --             --          134,435          292,549
   --------------------------------------------------  ==============  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                              1,103            (18)           1,829              986
     Net realized gain (loss) on investments                    (350)            (4)           2,183            1,695
     Net change in unrealized appreciation or
     depreciation on investments                                (300)           386           74,521          (25,551)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                            453            364           78,533          (22,870)
   Change From Unit Transactions:
     Participant purchases                                   177,779         32,143           90,190          949,742
     Participant withdrawals                                  (6,221)        (1,031)         (10,745)         (67,363)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                           171,558         31,112           79,445          882,379
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                              172,011         31,476          157,978          859,509
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $     172,011   $     31,476    $     292,413   $    1,152,058
   --------------------------------------------------  ==============  ==============  ==============  ==============

                                                                                                       FIDELITY
                                                       DELAWARE        DELAWARE        FIDELITY        VIP II
                                                       PREMIUM         PREMIUM         VIP EQUITY-     ASSET
                                                       REIT            TREND           INCOME          MANAGER
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $          --   $         (258) $        (643)  $        (217)
     Net realized gain (loss) on investments                      --             (131)         3,229             (21)
     Net change in unrealized appreciation or
     depreciation on investments                                  --           30,649         51,071           9,349
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                  --           30,260         53,657           9,111
   Change From Unit Transactions:
     Participant purchases                                        --          359,010        647,390         234,377
     Participant withdrawals                                      --          (12,328)       (33,532)         (6,369)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                                --          346,682        613,858         228,008
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                   --          376,942        667,515         237,119
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                                --          376,942        667,515         237,119
   --------------------------------------------------  ==============  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                                 (8)          (6,564)        27,161          15,958
     Net realized gain (loss) on investments                      (2)          29,968          4,508             429
     Net change in unrealized appreciation or
     depreciation on investments                                  18          646,621          2,110          26,389
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                              8          670,025         33,779          42,776
   Change From Unit Transactions:
     Participant purchases                                     4,509        1,479,071      1,583,764         289,746
     Participant withdrawals                                    (412)         (75,971)      (153,328)        (34,860)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                             4,097        1,403,100      1,430,436         254,886
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                4,105        2,073,125      1,464,215         297,662
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $       4,105   $    2,450,067  $   2,131,730   $     534,781
   --------------------------------------------------  ==============  ==============  ==============  ==============

                                                       FIDELITY        FIDELITY
                                                       VIP II          VIP II
                                                       CONTRAFUND      INVESTMENT
                                                       SERVICE CLASS   GRADE BOND
                                                       SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $          --   $         (856)
     Net realized gain (loss) on investments                      --              259
     Net change in unrealized appreciation or
     depreciation on investments                                  --            6,838
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                  --            6,241
   Change From Unit Transactions:
     Participant purchases                                        --          797,504
     Participant withdrawals                                      --          (35,597)
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                                --          761,907
   --------------------------------------------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                   --          768,148
   --------------------------------------------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                                --          768,148
   --------------------------------------------------  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                             (1,289)          31,792
     Net realized gain (loss) on investments                     150          (12,166)
     Net change in unrealized appreciation or
     depreciation on investments                              76,811          (49,719)
   --------------------------------------------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                         75,672          (30,093)
   Change From Unit Transactions:
     Participant purchases                                   803,479        1,474,805
     Participant withdrawals                                 (37,436)        (109,104)
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                           766,043        1,365,701
   --------------------------------------------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                              841,715        1,335,608
   --------------------------------------------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $     841,715   $    2,103,756
   --------------------------------------------------  ==============  ==============

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1999

                                                       FIDELITY
                                                       VIP III                         JANUS ASPEN
                                                       GROWTH          JANUS ASPEN     SERIES
                                                       OPPORTUNITIES   SERIES          WORLDWIDE
                                                       SERVICE CLASS   BALANCED        GROWTH          LN BOND
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $         --    $          --   $          --   $          --
     Net realized gain (loss) on investments                     --               --              --              --
     Net change in unrealized appreciation or
     depreciation on investments                                 --               --              --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                 --               --              --              --
   Change From Unit Transactions:
     Participant purchases                                       --               --              --              --
     Participant withdrawals                                     --               --              --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                               --               --              --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                  --               --              --              --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                               --               --              --              --
   --------------------------------------------------  ==============  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                              (143)          10,893          (1,124)         29,068
     Net realized gain (loss) on investments                  2,188            9,778          10,312            (961)
     Net change in unrealized appreciation or
     depreciation on investments                              3,874           84,840         205,233         (28,119)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                         5,919          105,511         214,421             (12)
   Change From Unit Transactions:
     Participant purchases                                  227,211        1,156,698       1,168,743         833,214
     Participant withdrawals                                (12,891)         (54,070)        (48,608)        (33,260)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                          214,320        1,102,628       1,120,135         799,954
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                             220,239        1,208,139       1,334,556         799,942
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $    220,239    $   1,208,139   $   1,334,556   $     799,942
   --------------------------------------------------  ==============  ==============  ==============  ==============


                                                       LN              LN              LN GLOBAL
                                                       CAPITAL         EQUITY-         ASSET           LN MONEY
                                                       APPRECIATION    INCOME          ALLOCATION      MARKET
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $          --   $          --   $         --    $       31,366
     Net realized gain (loss) on investments                      --              --             --                --
     Net change in unrealized appreciation or
     depreciation on investments                                  --              --             --                --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                  --              --             --            31,366
   Change From Unit Transactions:
     Participant purchases                                        --              --             --         9,020,245
     Participant withdrawals                                      --              --             --        (4,135,288)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                                --              --             --         4,884,957
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                   --              --             --         4,916,323
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                                --              --             --         4,916,323
   --------------------------------------------------  ==============  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                               (499)             36            (32)          190,283
     Net realized gain (loss) on investments                   8,084           1,395              1                --
     Net change in unrealized appreciation or
     depreciation on investments                              44,431           7,515          1,470                --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                         52,016           8,946          1,439           190,283
   Change From Unit Transactions:
     Participant purchases                                   500,709         160,167         37,764        21,708,528
     Participant withdrawals                                 (27,665)         (7,966)          (212)      (21,081,024)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                           473,044         152,201         37,552           627,504
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                              525,060         161,147         38,991           817,787
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $     525,060   $     161,147   $     38,991    $    5,734,110
   --------------------------------------------------  ==============  ==============  ==============  ==============


                                                                       MFS
                                                       LN SOCIAL       EMERGING
                                                       AWARENESS       GROWTH
                                                       SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $          --   $         (599)
     Net realized gain (loss) on investments                      --            5,876
     Net change in unrealized appreciation or
     depreciation on investments                                  --           99,056
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                  --          104,333
   Change From Unit Transactions:
     Participant purchases                                        --          449,620
     Participant withdrawals                                      --          (31,756)
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                                --          417,864
   --------------------------------------------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                   --          522,197
   --------------------------------------------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                                --          522,197
   --------------------------------------------------  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                                829          (12,705)
     Net realized gain (loss) on investments                   4,360           54,037
     Net change in unrealized appreciation or
     depreciation on investments                               5,190        1,352,531
   --------------------------------------------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                         10,379        1,393,863
   Change From Unit Transactions:
     Participant purchases                                   202,020        2,320,043
     Participant withdrawals                                (110,803)        (159,802)
   --------------------------------------------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                            91,217        2,160,241
   --------------------------------------------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                              101,596        3,554,104
   --------------------------------------------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $     101,596   $    4,076,301
   --------------------------------------------------  ==============  ==============

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R
STATEMENTS OF CHANGES IN NET ASSETS (CONTINUED)
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1999

                                                                                       AMT
                                                       MFS TOTAL       MFS             MID-CAP         AMT
                                                       RETURN          UTILITIES       GROWTH          PARTNERS
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   ------------------------------------------------------------------------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $         (200) $         (314) $          --   $         --
     Net realized gain (loss) on investments                      103              43             --             --
     Net change in unrealized appreciation or
     depreciation on investments                                6,369          11,452             --             --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                6,272          11,181             --             --
   Change From Unit Transactions:
     Participant purchases                                    142,732         220,459             --             --
     Participant withdrawals                                   (8,826)        (11,394)            --             --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                            133,906         209,065             --             --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                               140,178         220,246             --             --
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                            140,178         220,246             --             --
   --------------------------------------------------  ==============  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                              17,683          37,338            (54)           (74)
     Net realized gain (loss) on investments                      319           9,255             40             64
     Net change in unrealized appreciation or
     depreciation on investments                               (4,094)        209,232         11,917          1,746
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                          13,908         255,825         11,903          1,736
   Change From Unit Transactions:
     Participant purchases                                  1,127,962       1,005,547        103,175         62,239
     Participant withdrawals                                  (82,006)       (113,612)        (3,777)        (4,017)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                          1,045,956         891,935         99,398         58,222
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                             1,059,864       1,147,760        111,301         59,958
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $    1,200,042  $    1,368,006  $     111,301   $     59,958
   --------------------------------------------------  ==============  ==============  ==============  ==============

                                                       OCC
                                                       ACCUMULATION    OCC             TEMPLETON
                                                       GLOBAL          ACCUMULATION    ASSET           TEMPLETON
                                                       EQUITY          MANAGED         ALLOCATION      INTERNATIONAL
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $     6,985     $        (122)  $        (166)  $        (703)
     Net realized gain (loss) on investments                   280                32             120             402
     Net change in unrealized appreciation or
     depreciation on investments                            13,659             4,507          11,550          53,289
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                            20,924             4,417          11,504          52,988
   Change From Unit Transactions:
     Participant purchases                                 140,963           104,839          90,655         779,469
     Participant withdrawals                               (13,510)           (7,476)         (1,916)        (30,242)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                         127,453            97,363          88,739         749,227
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                            148,377           101,780         100,243         802,215
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                         148,377           101,780         100,243         802,215
   --------------------------------------------------  ==============  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                           94,889            13,548          18,563         112,097
     Net realized gain (loss) on investments                 3,350               355             977           2,171
     Net change in unrealized appreciation or
     depreciation on investments                             7,284             7,071          19,172         283,148
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                      105,523            20,974          38,712         397,416
   Change From Unit Transactions:
     Participant purchases                                 430,399           966,244         184,054       1,639,823
     Participant withdrawals                               (30,976)          (51,041)        (28,408)       (129,805)
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                         399,423           915,203         155,646       1,510,018
   --------------------------------------------------  --------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                            504,946           936,177         194,358       1,907,434
   --------------------------------------------------  --------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $   653,323     $   1,037,957   $     294,601   $   2,709,649
   --------------------------------------------------  ==============  ==============  ==============  ==============


                                                       TEMPLETON                       TEMPLETON
                                                       INTERNATIONAL   TEMPLETON       STOCK
                                                       CLASS 2         STOCK           CLASS 2
                                                       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
   --------------------------------------------------
   Changes From Operations:
     Net investment income (loss)                      $         --    $         (70)  $           --
     Net realized gain (loss) on investments                     --              124               --
     Net change in unrealized appreciation or
     depreciation on investments                                 --            1,631               --
   --------------------------------------------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM
      OPERATIONS                                                 --            1,685               --
   Change From Unit Transactions:
     Participant purchases                                       --           39,230               --
     Participant withdrawals                                     --           (3,850)              --
   --------------------------------------------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                               --           35,380               --
   --------------------------------------------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                                  --           37,065               --
   --------------------------------------------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1998                               --           37,065               --
   --------------------------------------------------  ==============  ==============  ==============
   Changes From Operations:
     Net investment income (loss)                              (475)           5,227              (27)
     Net realized gain (loss) on investments                    690              875                2
     Net change in unrealized appreciation or
     depreciation on investments                             31,111           25,689            2,457
   --------------------------------------------------  --------------  --------------  --------------
   NET INCREASE (DECREASE) IN NET ASSETS RESULTING
      FROM OPERATIONS                                        31,326           31,791            2,432
   Change From Unit Transactions:
     Participant purchases                                  365,049          126,161           55,693
     Participant withdrawals                                (18,857)         (19,687)          (1,700)
   --------------------------------------------------  --------------  --------------  --------------
   NET INCREASE IN NET ASSETS RESULTING FROM UNIT
      TRANSACTIONS                                          346,192          106,474           53,993
   --------------------------------------------------  --------------  --------------  --------------
   TOTAL INCREASE IN NET ASSETS                             377,518          138,265           56,425
   --------------------------------------------------  --------------  --------------  --------------
   NET ASSETS AT DECEMBER 31, 1999                     $    377,518    $     175,330   $       56,425
   --------------------------------------------------  ==============  ==============  ==============

See accompanying notes.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R



NOTES TO FINANCIAL STATEMENTS



1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION


    THE VARIABLE ACCOUNT:


    Lincoln Life Flexible Premium Variable Life Account R (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (Lincoln Life) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of Lincoln Life. The Variable Account consist of two products which are listed below.



    -SVUL I
    -LSVUL



    The assets of the Variable Account are owned by Lincoln Life. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising from any other business of Lincoln Life.



    BASIS OF PRESENTATION:


    The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.



    INVESTMENTS:


    The assets of the Variable Account are divided into variable subaccounts each of which is invested in shares of one of forty portfolios of thirteen diversified open-end management investment companies, each portfolio with its own investment objective. The variable subaccounts are:



    AIM Variable Insurance Funds, Inc.:


     AIM V.I. Capital Appreciation Fund
     AIM V.I. Diversified Income Fund
     AIM V.I. Growth Fund
     AIM V.I. International Equity Fund
     AIM V.I. Value Fund



    Baron Capital Funds Trust:


     Baron Capital Asset Fund



    BT Insurance Funds Trust:


     EAFE Equity Index Fund
     Equity 500 Index Fund
     Small Cap Index Fund



    Delaware Group Premium Fund, Inc.:


     Delchester Series
     Devon Series
     Emerging Markets Series
     REIT Series
     Small Cap Value Series
     Trend Series



    Fidelity Variable Insurance Products Fund:


     Equity-Income Portfolio



    Fidelity Variable Insurance Products Fund II:


     Asset Manager Portfolio
     Contrafund Service Class Portfolio
     Investment Grade Bond Portfolio

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION (CONTINUED)


    Fidelity Variable Insurance Products Fund III:


     Growth Opportunities Service Class Portfolio



    Janus Aspen Series:


     Janus Aspen Series Balanced Portfolio
     Janus Aspen Series Worldwide Growth Portfolio



    Lincoln National (LN):


     LN Bond Fund, Inc.
     LN Capital Appreciation Fund, Inc.
     LN Equity-Income Fund, Inc.
     LN Global Asset Allocation Fund, Inc.
     LN Money Market Fund, Inc.
     LN Social Awareness Fund, Inc.



    MFS Variable Insurance Trust:


     MFS Emerging Growth Series
     MFS Total Return Series
     MFS Utilities Series



    Neuberger Berman Advisers Management Trust (AMT):


     AMT Mid-Cap Growth Portfolio
     AMT Partners Portfolio



    OCC Accumulation Trust:


     OCC Accumulation Global Equity Portfolio
     OCC Accumulation Managed Portfolio



    Templeton Variable Products Series Fund:


     Templeton Asset Allocation Fund
     Templeton International Fund
     Templeton International Class 2 Fund
     Templeton Stock Fund
     Templeton Stock Class 2 Fund



    Investments in the variable subaccounts are stated at the closing net asset value per share on December 31, 1999, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.



    Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.



    DIVIDENDS:


    Dividends paid to the Variable Account are automatically reinvested in shares of the variable subaccounts on the payable date. Dividend income is recorded on the ex-dividend date.



    FEDERAL INCOME TAXES:


    Operations of the Variable Account form a part of and are taxed with operations of Lincoln Life, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Using current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

2. MORTALITY AND EXPENSE GUARANTEES & OTHER TRANSACTIONS WITH AFFILIATES


    Amounts are paid to Lincoln Life for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The current rate of deduction, stated as an annual percentage, is .80%. The mortality and expense risk charges for each of the variable subaccounts are reported in the statements of operations.



    Prior to the allocation of premiums to the Variable Account, Lincoln Life deducts a premium load of 8% of each premium payment to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life. The premium loads for the year ended
    December 31, 1999 and for the period ended December 31, 1998 amounted to $2,728,737 and $886,635, respectively.



    Lincoln Life charges a monthly administrative fee of $12.50 in the first policy year and $5 in subsequent policy years. In addition, there is a monthly charge of $0.09 per $1,000 of specified amount for the first twenty years of the policy and for the first twenty years following an increase in specified amount. If the no lapse provision is in effect there will also be a monthly charge of $0.01 per $1,000 of specified amount. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports. Administrative fees for the year ended December 31, 1999 and the period ended December 31, 1998 amounted to $1,309,450 and $188,856, respectively.



    Lincoln Life assumes responsibility for providing the insurance benefit included in the policy. Lincoln Life charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately for the value of each variable subaccount and/or fixed account funding options. The fixed account is part of the general account of Lincoln Life and is not included in these financial statements. The cost of insurance charges for the year ended December 31, 1999 and the period ended December 31, 1998 amounted to $245,689 and $19,118, respectively.



    Under certain circumstances, Lincoln Life reserves the right to charge a transfer fee of $25 for each transfer after the twelfth transfer per year between variable subaccounts. For the year ended December 31, 1999 and the period ended December 31, 1998, no transfer fees were deducted from the variable subaccounts.



    Lincoln Life, upon full surrender of a policy, may charge a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the face amount of the policy and the issue age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on a partial surrender, but an administrative fee of $25 is imposed, allocated pro-rata among the variable sub-accounts (and, where applicable, the fixed account) from which the partial surrender proceeds are taken. Full surrender charges and partial surrender administrative charges paid to Lincoln Life attributable to the variable subaccounts for the year ended December 31, 1999 and the period ended December 31, 1998 were $2,725 and $0, respectively.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

3.  NET ASSETS


    The following is a summary of net assets owned at December 31, 1999.


                                                     AIM V.I.        AIM V.I.                     AIM V.I.
                                                     CAPITAL         DIVERSIFIED    AIM V.I.      INTERNATIONAL    AIM V.I.
                                                     APPRECIATION    INCOME         GROWTH        EQUITY           VALUE
                                      COMBINED       SUBACCOUNT      SUBACCOUNT     SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
----------------------------------
Accumulation units                    $47,528,442     $  985,748      $ 807,680     $3,948,372     $   134,779     $4,619,042
----------------------------------    -----------     ----------      ---------     ----------     -----------     ----------
Accumulated net investment income
   (loss)                               1,040,196         31,180         57,093        163,102           4,386         89,055
----------------------------------    -----------     ----------      ---------     ----------     -----------     ----------
Accumulated net realized gain
   (loss) on investments                  290,941         16,931        (17,899)        33,083             528         28,128
----------------------------------    -----------     ----------      ---------     ----------     -----------     ----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON INVESTMENTS        6,352,133        409,951        (66,727)       707,599          31,276        769,262
                                      -----------     ----------      ---------     ----------     -----------     ----------
                                      $55,211,712     $1,443,810      $ 780,147     $4,852,156     $   170,969     $5,505,487
                                      ===========     ==========      =========     ==========     ===========     ==========

                                    BARON         BT EAFE
                                    CAPITAL       EQUITY        BT EQUITY     BT SMALL
                                    ASSET         INDEX         500 INDEX     CAP INDEX
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------
UNIT TRANSACTIONS:
----------------------------------
Accumulation units                  $ 194,350     $ 148,471     $8,768,602    $  95,280
----------------------------------  ---------     ---------     ----------    ---------
Accumulated net investment income
   (loss)                                (225)        7,509         64,687        3,581
----------------------------------  ---------     ---------     ----------    ---------
Accumulated net realized gain
   (loss) on investments                6,139           220         78,549          910
----------------------------------  ---------     ---------     ----------    ---------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON INVESTMENTS       22,579        17,123      1,085,619        7,446
                                    ---------     ---------     ----------    ---------
                                    $ 222,843     $ 173,323     $9,997,457    $ 107,217
                                    =========     =========     ==========    =========


                                                                  DELAWARE      DELAWARE
                                      DELAWARE      DELAWARE      PREMIUM       PREMIUM       DELAWARE      DELAWARE
                                      PREMIUM       PREMIUM       EMERGING      SMALL CAP     PREMIUM       PREMIUM
                                      DELCHESTER    DEVON         MARKETS       VALUE         REIT          TREND
                                      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
----------------------------------
Accumulation units                    $ 171,558     $  31,112     $ 206,993     $1,136,527    $   4,097     $1,749,782
----------------------------------    ---------     ---------     ---------     ----------    ---------     ----------
Accumulated net investment income
   (loss)                                 1,103           (18)        1,579            590           (8)        (6,822)
----------------------------------    ---------     ---------     ---------     ----------    ---------     ----------
Accumulated net realized gain
   (loss) on investments                   (350)           (4)        2,172          2,039           (2)        29,837
----------------------------------    ---------     ---------     ---------     ----------    ---------     ----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON INVESTMENTS           (300)          386        81,669         12,902           18        677,270
                                      ---------     ---------     ---------     ----------    ---------     ----------
                                      $ 172,011     $  31,476     $ 292,413     $1,152,058    $   4,105     $2,450,067
                                      =========     =========     =========     ==========    =========     ==========

                                    FIDELITY      FIDELITY      FIDELITY         FIDELITY
                                    VIP           VIP II        VIP II           VIP II
                                    EQUITY-       ASSET         CONTRAFUND       INVESTMENT
                                    INCOME        MANAGER       SERVICE CLASS    GRADE BOND
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
----------------------------------
UNIT TRANSACTIONS:
----------------------------------
Accumulation units                  $2,044,294    $ 482,894      $  766,043      $2,127,608
----------------------------------  ----------    ---------      ----------      ----------
Accumulated net investment income
   (loss)                               26,518       15,741          (1,289)         30,936
----------------------------------  ----------    ---------      ----------      ----------
Accumulated net realized gain
   (loss) on investments                 7,737          408             150         (11,907)
----------------------------------  ----------    ---------      ----------      ----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON INVESTMENTS        53,181       35,738          76,811         (42,881)
                                    ----------    ---------      ----------      ----------
                                    $2,131,730    $ 534,781      $  841,715      $2,103,756
                                    ==========    =========      ==========      ==========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

3.  NET ASSETS (CONTINUED)


                                      FIDELITY                       JANUS
                                      VIP III          JANUS         ASPEN
                                      GROWTH           ASPEN         SERIES
                                      OPPORTUNITIES    SERIES        WORLDWIDE                   LN CAPITAL      LN EQUITY
                                      SERVICE CLASS    BALANCED      GROWTH        LN BOND       APPRECIATION    INCOME
                                      SUBACCOUNT       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
----------------------------------
Accumulation units                     $   214,320     $1,102,628    $1,120,135    $ 799,954      $  473,044     $ 152,201
----------------------------------     -----------     ----------    ----------    ---------      ----------     ---------
Accumulated net investment income
   (loss)                                     (143)        10,893        (1,124)      29,068            (499)           36
----------------------------------     -----------     ----------    ----------    ---------      ----------     ---------
Accumulated net realized gain
   (loss) on investments                     2,188          9,778        10,312         (961)          8,084         1,395
----------------------------------     -----------     ----------    ----------    ---------      ----------     ---------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON INVESTMENTS             3,874         84,840       205,233      (28,119)         44,431         7,515
                                       -----------     ----------    ----------    ---------      ----------     ---------
                                       $   220,239     $1,208,139    $1,334,556    $ 799,942      $  525,060     $ 161,147
                                       ===========     ==========    ==========    =========      ==========     =========


                                    LN GLOBAL                                 MFS
                                    ASSET         LN MONEY      LN SOCIAL     EMERGING
                                    ALLOCATION    MARKET        AWARENESS     GROWTH
                                    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------
UNIT TRANSACTIONS:
----------------------------------
Accumulation units                  $  37,552     $5,512,461    $  91,217     $2,578,105
----------------------------------  ---------     ----------    ---------     ----------
Accumulated net investment income
   (loss)                                 (32)       221,649          829        (13,304)
----------------------------------  ---------     ----------    ---------     ----------
Accumulated net realized gain
   (loss) on investments                    1              -        4,360         59,913
----------------------------------  ---------     ----------    ---------     ----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON INVESTMENTS        1,470              -        5,190      1,451,587
                                    ---------     ----------    ---------     ----------
                                    $  38,991     $5,734,110    $ 101,596     $4,076,301
                                    =========     ==========    =========     ==========


                                                                                        OCC
                                                            AMT                         ACCUMULATION    OCC             TEMPLETON
                                MFS TOTAL     MFS           MID-CAP       AMT           GLOBAL          ACCUMULATION    ASSET
                                RETURN        UTILITIES     GROWTH        PARTNERS      EQUITY          MANAGED         ALLOCATION
                                SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
----------------------------
Accumulation units              $1,179,862    $1,101,000    $  99,398     $  58,222     $   526,876     $ 1,012,566     $ 244,385
----------------------------    ----------    ----------    ---------     ---------     -----------     -----------     ---------
Accumulated net investment
   income (loss)                    17,483        37,024          (54)          (74)        101,874          13,426        18,397
----------------------------    ----------    ----------    ---------     ---------     -----------     -----------     ---------
Accumulated net realized
   gain (loss) on
   investments                         422         9,298           40            64           3,630             387         1,097
----------------------------    ----------    ----------    ---------     ---------     -----------     -----------     ---------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                       2,275       220,684       11,917         1,746          20,943          11,578        30,722
                                ----------    ----------    ---------     ---------     -----------     -----------     ---------
                                $1,200,042    $1,368,006    $ 111,301     $  59,958     $   653,323     $ 1,037,957     $ 294,601
                                ==========    ==========    =========     =========     ===========     ===========     =========


                                               TEMPLETON                      TEMPLETON
                              TEMPLETON        INTERNATIONAL    TEMPLETON     STOCK
                              INTERNATIONAL    CLASS 2          STOCK         CLASS 2
                              SUBACCOUNT       SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
----------------------------
UNIT TRANSACTIONS:
----------------------------
Accumulation units             $ 2,259,245      $   346,192     $ 141,854     $  53,993
----------------------------   -----------      -----------     ---------     ---------
Accumulated net investment
   income (loss)                   111,394             (475)        5,157           (27)
----------------------------   -----------      -----------     ---------     ---------
Accumulated net realized
   gain (loss) on
   investments                       2,573              690           999             2
----------------------------   -----------      -----------     ---------     ---------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                     336,437           31,111        27,320         2,457
                               -----------      -----------     ---------     ---------
                               $ 2,709,649      $   377,518     $ 175,330     $  56,425
                               ===========      ===========     =========     =========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

4. PURCHASES AND SALES OF INVESTMENTS


    The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 1999.



                                                                                      AGGREGATE
                                                                 AGGREGATE COST       PROCEEDS FROM
                                                                 OF PURCHASES         SALES
                                                                 ----------------------------------
   AIM V.I. Capital Appreciation Fund                             $   898,561          $   141,201
   ------------------------------------------------------------
   AIM V.I. Diversified Income Fund                                 1,034,132              551,038
   ------------------------------------------------------------
   AIM V.I. Growth Fund                                             4,093,892              494,132
   ------------------------------------------------------------
   AIM V.I. International Equity Fund                                 144,758                5,589
   ------------------------------------------------------------
   AIM V.I. Value Fund                                              4,415,189              301,820
   ------------------------------------------------------------
   Baron Capital Asset Fund                                           251,268               57,139
   ------------------------------------------------------------
   BT EAFE Equity Index Fund                                          161,585                5,601
   ------------------------------------------------------------
   BT Equity 500 Index Fund                                         8,667,623            1,142,078
   ------------------------------------------------------------
   BT Small Cap Index Fund                                            243,302              144,439
   ------------------------------------------------------------
   Delaware Premium Delchester Series                                 205,857               33,558
   ------------------------------------------------------------
   Delaware Premium Devon Series                                       31,264                  169
   ------------------------------------------------------------
   Delaware Premium Emerging Markets Series                            98,908               17,637
   ------------------------------------------------------------
   Delaware Premium Small Cap Value Series                            989,552              106,174
   ------------------------------------------------------------
   Delaware Premium REIT Series                                         4,136                   47
   ------------------------------------------------------------
   Delaware Premium Trend Series                                    1,582,829              186,248
   ------------------------------------------------------------
   Fidelity VIP Equity-Income Portfolio                             1,565,652              108,024
   ------------------------------------------------------------
   Fidelity VIP II Asset Manager Portfolio                            335,521               64,680
   ------------------------------------------------------------
   Fidelity VIP II Contrafund Service Class Portfolio                 774,389                9,617
   ------------------------------------------------------------
   Fidelity VIP II Investment Grade Bond Portfolio                  1,820,932              423,427
   ------------------------------------------------------------
   Fidelity VIP III Growth Opportunities Service Class
   Portfolio                                                          369,606              155,424
   ------------------------------------------------------------
   Janus Aspen Series Balanced Portfolio                            1,341,281              227,735
   ------------------------------------------------------------
   Janus Aspen Series Worldwide Growth Portfolio                    1,271,038              151,999
   ------------------------------------------------------------
   LN Bond Fund                                                       864,566               35,527
   ------------------------------------------------------------
   LN Capital Appreciation Fund                                       564,150               91,594
   ------------------------------------------------------------
   LN Equity-Income Fund                                              275,524              123,284
   ------------------------------------------------------------
   LN Global Asset Allocation Fund                                     37,687                  166
   ------------------------------------------------------------
   LN Money Market Fund                                            18,220,298           17,402,502
   ------------------------------------------------------------
   LN Social Awareness Fund                                           380,863              288,815
   ------------------------------------------------------------
   MFS Emerging Growth Series                                       2,617,099              469,487
   ------------------------------------------------------------
   MFS Total Return Series                                          1,170,589              106,927
   ------------------------------------------------------------
   MFS Utilities Series                                             1,149,028              219,739
   ------------------------------------------------------------
   AMT Mid-Cap Growth Portfolio                                        99,935                  589
   ------------------------------------------------------------
   AMT Partners Portfolio                                              63,580                5,431
   ------------------------------------------------------------
   OCC Accumulation Global Equity Portfolio                           525,174               30,854
   ------------------------------------------------------------
   OCC Accumulation Managed Portfolio                               1,008,995               80,228
   ------------------------------------------------------------
   Templeton Asset Allocation Fund                                    199,675               25,479
   ------------------------------------------------------------
   Templeton International Fund                                     1,720,759               98,602
   ------------------------------------------------------------
   Templeton International Class 2 Fund                               357,482               11,757
   ------------------------------------------------------------
   Templeton Stock Fund                                               125,860               14,157
   ------------------------------------------------------------
   Templeton Stock Class 2 Fund                                        54,114                  147
   ------------------------------------------------------------
                                                                  -----------          -----------
                                                                  $59,736,653          $23,333,061
                                                                  ===========          ===========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

5. INVESTMENTS


    The following is a summary of investments owned at December 31, 1999.



                                                                                   NET
                                                                 SHARES            ASSET        VALUE OF
                                                                 OUTSTANDING       VALUE        SHARES            COST OF SHARES
                                                                 ---------------------------------------------------------------
   AIM V.I. Capital Appreciation Fund                               40,580         $35.58       $ 1,443,841        $ 1,033,890
   ------------------------------------------------------------
   AIM V.I. Diversified Income Fund                                 77,551          10.06           780,164            846,891
   ------------------------------------------------------------
   AIM V.I. Growth Fund                                            150,457          32.25         4,852,254          4,144,655
   ------------------------------------------------------------
   AIM V.I. International Equity Fund                                5,837          29.29           170,973            139,697
   ------------------------------------------------------------
   AIM V.I. Value Fund                                             164,346          33.50         5,505,605          4,736,343
   ------------------------------------------------------------
   Baron Capital Asset Fund                                         12,541          17.77           222,847            200,268
   ------------------------------------------------------------
   BT EAFE Equity Index Fund                                        12,744          13.60           173,327            156,204
   ------------------------------------------------------------
   BT Equity 500 Index Fund                                        658,608          15.18         9,997,669          8,912,050
   ------------------------------------------------------------
   BT Small Cap Index Fund                                           9,235          11.61           107,219             99,773
   ------------------------------------------------------------
   Delaware Premium Delchester Series                               23,133           7.42           171,649            171,949
   ------------------------------------------------------------
   Delaware Premium Devon Series                                     2,311          13.62            31,477             31,091
   ------------------------------------------------------------
   Delaware Premium Emerging Markets Series                         34,811           8.40           292,419            210,750
   ------------------------------------------------------------
   Delaware Premium Small Cap Value Series                          75,005          15.36         1,152,083          1,139,181
   ------------------------------------------------------------
   Delaware Premium REIT Series                                        473           8.67             4,105              4,087
   ------------------------------------------------------------
   Delaware Premium Trend Series                                    72,790          33.66         2,450,120          1,772,850
   ------------------------------------------------------------
   Fidelity VIP Equity-Income Portfolio                             82,916          25.71         2,131,776          2,078,595
   ------------------------------------------------------------
   Fidelity VIP II Asset Manager Portfolio                          28,645          18.67           534,793            499,055
   ------------------------------------------------------------
   Fidelity VIP II Contrafund Service Class Portfolio               28,926          29.10           841,733            764,922
   ------------------------------------------------------------
   Fidelity VIP II Investment Grade Bond Portfolio                 173,010          12.16         2,103,802          2,146,683
   ------------------------------------------------------------
   Fidelity VIP III Growth Opportunities Service Class
   Portfolio                                                         9,526          23.12           220,244            216,370
   ------------------------------------------------------------
   Janus Aspen Series Balanced Portfolio                            43,272          27.92         1,208,164          1,123,324
   ------------------------------------------------------------
   Janus Aspen Series Worldwide Growth Portfolio                    27,949          47.75         1,334,584          1,129,351
   ------------------------------------------------------------
   LN Bond Fund                                                     69,953          11.44           799,959            828,078
   ------------------------------------------------------------
   LN Capital Appreciation Fund                                     16,687          31.47           525,071            480,640
   ------------------------------------------------------------
   LN Equity-Income Fund                                             7,310          22.05           161,150            153,635
   ------------------------------------------------------------
   LN Global Asset Allocation Fund                                   2,322          16.79            38,992             37,522
   ------------------------------------------------------------
   LN Money Market Fund                                            573,424          10.00         5,734,236          5,734,236
   ------------------------------------------------------------
   LN Social Awareness Fund                                          2,294          44.29           101,598             96,408
   ------------------------------------------------------------
   MFS Emerging Growth Series                                      107,443          37.94         4,076,388          2,624,801
   ------------------------------------------------------------
   MFS Total Return Series                                          67,610          17.75         1,200,068          1,197,793
   ------------------------------------------------------------
   MFS Utilities Series                                             56,624          24.16         1,368,036          1,147,352
   ------------------------------------------------------------
   AMT Mid-Cap Growth Portfolio                                      4,581          24.30           111,303             99,386
   ------------------------------------------------------------
   AMT Partners Portfolio                                            3,053          19.64            59,959             58,213
   ------------------------------------------------------------
   OCC Accumulation Global Equity Portfolio                         39,454          16.56           653,337            632,394
   ------------------------------------------------------------
   OCC Accumulation Managed Portfolio                               23,780          43.65         1,037,980          1,026,402
   ------------------------------------------------------------
   Templeton Asset Allocation Fund                                  12,606          23.37           294,607            263,885
   ------------------------------------------------------------
   Templeton International Fund                                    121,785          22.25         2,709,708          2,373,271
   ------------------------------------------------------------
   Templeton International Class 2 Fund                             17,059          22.13           377,526            346,415
   ------------------------------------------------------------
   Templeton Stock Fund                                              7,189          24.39           175,334            148,014
   ------------------------------------------------------------
   Templeton Stock Class 2 Fund                                      2,323          24.29            56,426             53,969
   ------------------------------------------------------------                                 -----------        -----------
                                                                                                $55,212,526        $48,860,393
                                                                                                ===========        ===========

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT R

6. NEW INVESTMENT FUNDS


    Effective May 3, 1999, the AIM V.I. International Equity Fund, Baron Capital Asset Fund, BT EAFE Equity Index Fund, BT Small Cap Index Fund, Delaware Premium Delchester Series, Delaware Premium Devon Series, Delaware Premium REIT Series, Fidelity VIP II Contrafund Service Class Portfolio, Fidelity VIP III Growth Opportunities Service Class Portfolio, Janus Aspen Series Balanced Portfolio, Janus Aspen Series Worldwide Growth Portfolio, LN Bond Fund, LN Capital Appreciation Fund, LN Equity-Income Fund, LN Global Asset Allocation Fund, LN Social Awareness Fund, AMT Mid-Cap Growth Portfolio, AMT Partners Portfolio, Templeton International Class 2 Fund and Templeton Stock Class 2 Fund became available as investment options for the Variable Account policyholders.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS



Board of Directors of The Lincoln National Life Insurance
Company
and
Contract Owners of Lincoln Life Flexible Premium Variable Life
Account R



We have audited the accompanying statement of assets and liability of Lincoln Life Flexible Premium Variable Life Account R ("Variable Account") (comprised of the AIM V.I. Capital Appreciation, AIM V.I. Diversified Income, AIM V.I. Growth, AIM V.I. International Equity, AIM V.I. Value, Baron Capital Asset, BT EAFE Equity Index, BT Equity 500 Index, BT Small Cap Index, Delaware Premium Delchester, Delaware Premium Devon, Delaware Premium Emerging Markets, Delaware Premium Small Cap Value, Delaware Premium REIT, Delaware Premium Trend, Fidelity VIP Equity-Income, Fidelity VIP II Asset Manager, Fidelity VIP II Contrafund Service Class, Fidelity VIP II Investment Grade Bond, Fidelity VIP III Growth Opportunities Service Class, Janus Aspen Series Balanced, Janus Aspen Series Worldwide Growth, Lincoln National Bond, Lincoln National Capital Appreciation, Lincoln National Equity-Income, Lincoln National Global Asset Allocation, Lincoln National Money Market, Lincoln National Social Awareness, MFS Emerging Growth, MFS Total Return, MFS Utilities, Neuberger Berman Advisers Management Trust (AMT) Mid-Cap Growth, Neuberger Berman Advisers Management Trust (AMT) Partners, OCC Accumulation Global Equity, OCC Accumulation Managed, Templeton Variable Products Asset Allocation, Templeton Variable Products International, Templeton Variable Products International Class 2, Templeton Variable Products Stock and Templeton Variable Products Stock Class 2 subaccounts), as of December 31, 1999 and the related statements of operations and changes in net assets for the year ended December 31, 1999 and the period from June 18, 1998 to December 31, 1998. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1999, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Lincoln Life Flexible Premium Variable Life Account R at December 31, 1999, and the results of their operations and the changes in their net assets for the year ended December 31, 1999 and for the period from June 18, 1998 to December 31, 1998, in conformity with accounting principles generally accepted in the United States.


                                                           [SIG]

Fort Wayne, Indiana


March 24, 2000

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY



BALANCE SHEETS -- STATUTORY BASIS



                                                              DECEMBER 31
                                                              1999        1998
                                                              ---------   ---------
                                                              (IN MILLIONS)
                                                              ---------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                         $22,985.0   $23,830.9
------------------------------------------------------------
Preferred stocks                                                  253.8       236.0
------------------------------------------------------------
Unaffiliated common stocks                                        166.9       259.3
------------------------------------------------------------
Affiliated common stocks                                          604.7       322.1
------------------------------------------------------------
Mortgage loans on real estate                                   4,211.5     3,932.9
------------------------------------------------------------
Real estate                                                       254.0       473.8
------------------------------------------------------------
Policy loans                                                    1,652.9     1,606.0
------------------------------------------------------------
Other investments                                                 426.6       434.4
------------------------------------------------------------
Cash and short-term investments                                 1,409.2     1,725.4
------------------------------------------------------------  ---------   ---------
Total cash and investments                                     31,964.6    32,820.8
------------------------------------------------------------
Premiums and fees in course of collection                         115.8        33.3
------------------------------------------------------------
Accrued investment income                                         435.3       432.8
------------------------------------------------------------
Reinsurance recoverable                                           199.0       171.6
------------------------------------------------------------
Funds withheld by ceding companies                                 73.5        53.7
------------------------------------------------------------
Federal income taxes recoverable from parent company               61.6        64.7
------------------------------------------------------------
Goodwill                                                           43.1        49.5
------------------------------------------------------------
Other admitted assets                                              66.7        89.3
------------------------------------------------------------
Separate account assets                                        46,105.1    36,907.0
------------------------------------------------------------  ---------   ---------
Total admitted assets                                         $79,064.7   $70,622.7
------------------------------------------------------------  =========   =========

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                             $12,184.0   $12,310.6
------------------------------------------------------------
Other policyholder funds                                       16,589.5    16,647.5
------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee       364.0       897.6
------------------------------------------------------------
Funds held under reinsurance treaties                             796.9       795.8
------------------------------------------------------------
Asset valuation reserve                                           490.9       484.5
------------------------------------------------------------
Interest maintenance reserve                                       72.3       159.7
------------------------------------------------------------
Other liabilities                                                 627.0       504.5
------------------------------------------------------------
Short-term loan payable to parent company                         205.0       140.0
------------------------------------------------------------
Net transfers due from separate accounts                         (896.5)     (789.0)
------------------------------------------------------------
Separate account liabilities                                   46,105.1    36,907.0
------------------------------------------------------------  ---------   ---------
Total liabilities                                              76,538.2    68,058.2
------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million
  (owned by Lincoln National Corporation)                          25.0        25.0
------------------------------------------------------------
Surplus notes due to Lincoln National Corporation               1,250.0     1,250.0
------------------------------------------------------------
Paid-in surplus                                                 1,942.6     1,930.1
------------------------------------------------------------
Unassigned surplus -- deficit                                    (691.1)     (640.6)
------------------------------------------------------------  ---------   ---------
Total capital and surplus                                       2,526.5     2,564.5
------------------------------------------------------------  ---------   ---------
Total liabilities and capital and surplus                     $79,064.7   $70,622.7
------------------------------------------------------------  =========   =========


See accompanying notes.                                                      S-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY



STATEMENTS OF OPERATIONS -- STATUTORY BASIS



                                                              YEAR ENDED DECEMBER 31
                                                              1999        1998        1997
                                                              ---------   ---------   --------
                                                              (IN MILLIONS)
                                                              --------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                         $ 7,273.6   $12,737.6   $5,589.0
------------------------------------------------------------
Net investment income                                           2,203.2     2,107.2    1,847.1
------------------------------------------------------------
Amortization of interest maintenance reserve                       29.1        26.4       41.5
------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded           472.3       179.9       99.7
------------------------------------------------------------
Expense charges on deposit funds                                  146.5       134.6      119.3
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      473.9       396.3      325.5
------------------------------------------------------------
Other income                                                       88.8        31.3       21.3
------------------------------------------------------------  ---------   ---------   --------
Total revenues                                                 10,687.4    15,613.3    8,043.4
------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                8,504.9    13,964.1    4,522.1
------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses         1,618.3     2,919.4    3,053.9
------------------------------------------------------------  ---------   ---------   --------
Total benefits and expenses                                    10,123.2    16,883.5    7,576.0
------------------------------------------------------------  ---------   ---------   --------
Gain (loss) from operations before dividends to
policyholders, income taxes and net realized gain on
investments                                                       564.2    (1,270.2)     467.4
------------------------------------------------------------
Dividends to policyholders                                         80.3        67.9       27.5
------------------------------------------------------------  ---------   ---------   --------
Gain (loss) from operations before federal income taxes and
net realized gain on investments                                  483.9    (1,338.1)     439.9
------------------------------------------------------------
Federal income taxes (credit)                                      85.4      (141.0)      78.3
------------------------------------------------------------  ---------   ---------   --------
Gain (loss) from operations before net realized gain on
investments                                                       398.5    (1,197.1)     361.6
------------------------------------------------------------
Net realized gain on investments, net of income tax expense
and excluding net transfers to the interest maintenance
reserve                                                           114.4        46.8       31.3
------------------------------------------------------------  ---------   ---------   --------
Net income (loss)                                             $   512.9   $(1,150.3)  $  392.9
------------------------------------------------------------  =========   =========   ========


See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY



STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS



                                                              YEAR ENDED DECEMBER 31
                                                              1999       1998       1997
                                                              --------   --------   --------
                                                              (IN MILLIONS)
                                                              ------------------------------
Capital and surplus at beginning of year                      $2,564.5   $2,968.4   $1,868.0
------------------------------------------------------------

CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income (loss)                                                512.9   (1,150.3)     392.9
------------------------------------------------------------
Difference in cost and admitted investment amounts              (101.9)    (304.8)     (36.2)
------------------------------------------------------------
Nonadmitted assets                                               (22.9)     (17.1)      (0.4)
------------------------------------------------------------
Regulatory liability for reinsurance                              26.0      (35.2)      (3.9)
------------------------------------------------------------
Gain on reinsurance of disability income business                 71.8         --         --
------------------------------------------------------------
Life policy reserve valuation basis                                 --       (0.4)      (0.9)
------------------------------------------------------------
Asset valuation reserve                                           (6.4)     (34.5)     (36.9)
------------------------------------------------------------
Proceeds from surplus notes from shareholder                        --    1,250.0         --
------------------------------------------------------------
Paid-in surplus, including contribution of common stock of
affiliated company in 1997                                        12.5      108.4      938.4
------------------------------------------------------------
Separate account receivable due to change in valuation              --         --       (2.6)
------------------------------------------------------------
Dividends to shareholder                                        (530.0)    (220.0)    (150.0)
------------------------------------------------------------  --------   --------   --------
Capital and surplus at end of year                            $2,526.5   $2,564.5   $2,968.4
------------------------------------------------------------  ========   ========   ========


See accompanying notes.                                                      S-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              1999        1998         1997
                                                              ---------   ----------   ---------
                                                              (IN MILLIONS)
                                                              ----------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received   $ 7,671.1   $ 13,495.2   $ 6,364.3
------------------------------------------------------------
Allowances and reserve adjustments paid on reinsurance ceded      (19.9)      (632.4)     (649.2)
------------------------------------------------------------
Investment income received                                      2,168.6      2,003.9     1,798.8
------------------------------------------------------------
Separate account investment management and administration
service fees                                                      470.6        396.3       325.5
------------------------------------------------------------
Benefits paid                                                  (8,699.4)    (7,395.8)   (5,345.2)
------------------------------------------------------------
Insurance expenses paid                                        (1,734.5)    (2,909.7)   (3,193.0)
------------------------------------------------------------
Proceeds related to sale of disability income business             71.8           --          --
------------------------------------------------------------
Federal income taxes recovered (paid)                             (81.2)        84.2       (87.0)
------------------------------------------------------------
Dividends to policyholders                                        (82.8)       (12.9)      (28.4)
------------------------------------------------------------
Other income received and expenses paid, net                      252.1        207.0        (8.7)
------------------------------------------------------------  ---------   ----------   ---------
Net cash provided by (used in) operating activities                16.4      5,235.8      (822.9)
------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                      6,557.7     10,926.5    12,142.6
------------------------------------------------------------
Purchase of investments                                        (5,940.8)   (16,950.0)  (10,345.0)
------------------------------------------------------------
Other sources (uses) including reinsured policy loans            (497.0)      (778.3)      529.1
------------------------------------------------------------  ---------   ----------   ---------
Net cash provided by (used in) investing activities               119.9     (6,801.8)    2,326.7
------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                    12.5        108.4          --
------------------------------------------------------------
Proceeds from surplus notes from shareholder                         --      1,250.0          --
------------------------------------------------------------
Proceeds from borrowings from shareholder                         205.0        140.0       120.0
------------------------------------------------------------
Repayment of borrowings from shareholder                         (140.0)      (120.0)     (100.0)
------------------------------------------------------------
Dividends paid to shareholder                                    (530.0)      (220.0)     (150.0)
------------------------------------------------------------  ---------   ----------   ---------
Net cash provided by (used in) financing activities              (452.5)     1,158.4      (130.0)
------------------------------------------------------------  ---------   ----------   ---------
Net increase (decrease) in cash and short-term investments       (316.2)      (407.6)    1,373.8
------------------------------------------------------------
Cash and short-term investments at beginning of year            1,725.4      2,133.0       759.2
------------------------------------------------------------  ---------   ----------   ---------
Cash and short-term investments at end of year                $ 1,409.2   $  1,725.4   $ 2,133.0
------------------------------------------------------------  =========   ==========   =========

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY



NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS



1. SUMMARY OF SIGNIFICANT ACCOUNTING
  POLICIES



    ORGANIZATION AND OPERATIONS


    The Lincoln National Life Insurance Company (the "Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 1999, the Company owned 100% of the outstanding common stock of four insurance company subsidiaries and four non-insurance subsidiaries. The Company also owned 85% of the common stock of an Internet distributor of variable annuities.



    The Company's principal businesses consist of underwriting annuities, deposit-type contracts and life and health insurance through multiple distribution channels and the reinsurance of individual and group life and health business. The Company is licensed and sells its products in 49 states, Canada and several U.S. territories.



    USE OF ESTIMATES


    The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from those estimates.



    BASIS OF PRESENTATION


    The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Insurance Department"), which practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:



    INVESTMENTS


    Bonds and preferred stocks are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds and preferred stocks are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.



    Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is classified as a real estate investment rather than reported as an operating asset, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.



    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. The asset valuation reserve ("AVR") is determined by a NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pre-tax basis in the period in which the asset giving rise to the gain or loss is sold and writedowns are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.



    SUBSIDIARIES


    The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP. Under statutory accounting principles, the Company's insurance subsidiaries are carried at their statutory-basis net equity and the non-insurance subsidiaries are carried at their GAAP-basis net equity, adjusted for certain items which would be non-admitted under statutory accounting principles. Both insurance subsidiaries and non-insurance subsidiaries are presented in the balance sheet as investments in affiliated common stocks.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING
  POLICIES (CONTINUED)


    POLICY ACQUISITION COSTS


    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.



    NONADMITTED ASSETS


    Certain assets designated as "nonadmitted," principally furniture and equipment and certain receivables, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.



    PREMIUMS


    Revenues for universal life policies consist of the entire premium received. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue.



    Premiums and deposits with respect to annuity and other investment-type contracts are reported as premium revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.



    BENEFIT RESERVES


    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.



    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits represent the excess of benefits paid over the policy account value and interest credited to the account values.



    REINSURANCE


    Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.



    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Insurance Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.



    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill. On a statutory-basis, the ceding commission is expensed when paid and reinsurance premiums and benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.



    Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting; whereas, such contracts are accounted for using deposit accounting under GAAP.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING
  POLICIES (CONTINUED)


    INCOME TAXES


    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.



    POLICYHOLDER DIVIDENDS


    Policyholder dividends are recognized when declared rather than over the term of the related policies.



    SURPLUS NOTES DUE TO LNC


    Surplus notes due to LNC are reported as surplus rather than as liabilities. On a statutory-basis, interest on surplus notes is not accrued until approval is received from the Indiana Insurance Commissioner; whereas, under GAAP, interest would be accrued periodically based on the outstanding principal and the interest rate.



    STATEMENTS OF CASH FLOWS


    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.



    A reconciliation of the Company's net income (loss) and capital and surplus determined on a statutory-basis with amounts determined in accordance with GAAP is as follows:



                                              CAPITAL AND SURPLUS             NET INCOME (LOSS)
                                              ----------------------------------------------------------------------
                                              DECEMBER 31                     YEAR ENDED DECEMBER 31
                                              1999            1998            1999            1998            1997
                                              ----------------------------------------------------------------------
                                              (IN MILLIONS)
                                              ----------------------------------------------------------------------
   Amounts reported on a statutory-basis      $ 2,526.5       $ 2,564.5       $   512.9       $(1,150.3)      $392.9
   -----------------------------------------
   GAAP adjustments:
     Deferred policy acquisition costs,
       present value of future profits and
       non-admitted goodwill                    3,628.2         3,085.2           135.0            48.5        (98.9)
      --------------------------------------
     Policy and contract reserves              (1,943.1)       (2,299.9)          (97.9)        1,743.4        (48.6)
      --------------------------------------
     Interest maintenance reserve                  72.3           159.7           (86.6)           24.4         58.7
      --------------------------------------
     Deferred income taxes                        244.5           181.6          (117.4)         (218.6)        70.3
      --------------------------------------
     Policyholders' share of earnings and
       surplus on participating business         (122.7)         (132.8)           (1.8)            3.2          5.3
      --------------------------------------
     Asset valuation reserve                      490.9           484.5              --              --           --
      --------------------------------------
     Net realized gain (loss) on investments     (186.4)         (174.1)          (32.4)         (116.7)       (20.4)
      --------------------------------------
     Unrealized gain (loss) on investments       (555.2)        1,335.1              --              --           --
      --------------------------------------
     Nonadmitted assets, including
       nonadmitted investments                    139.6           119.1              --              --           --
      --------------------------------------
     Investments in subsidiary companies          460.9           490.4            39.1            41.3        (80.5)
      --------------------------------------
     Surplus notes and related interest        (1,250.0)       (1,251.5)            1.5            (1.5)          --
      --------------------------------------
     Other, net                                   (61.0)         (120.1)          129.8           103.6        (35.0)
      --------------------------------------  ---------       ---------       ---------       ---------       ------
   Net increase (decrease)                        918.0         1,877.2           (30.7)        1,627.6       (149.1)
   -----------------------------------------  ---------       ---------       ---------       ---------       ------
   Amounts on a GAAP basis                    $ 3,444.5       $ 4,441.7       $   482.2       $   477.3       $243.8
   -----------------------------------------  =========       =========       =========       =========       ======

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING
  POLICIES (CONTINUED)


    Other significant accounting practices are as follows:



    INVESTMENTS


    Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the interest method.



    Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.



    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values.



    Preferred stocks are reported at cost or amortized cost.



    Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized gains (losses) are reported in unassigned surplus without adjustment for federal income taxes.



    Policy loans are reported at unpaid balances.



    The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments on a basis consistent with that of the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items or deferred in IMR, where applicable, and are amortized over the remaining lives of the hedged items as adjustments to investment income. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The premiums paid for interest rate caps and swaptions are deferred and amortized to net investment income on a straight-line basis over the term of the respective derivative.



    Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. government obligations and foreign exchange risk. Moreover, the derivatives used are designated as a hedge and reduce the indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items are sold, terminated or matured, the change in value of the derivatives is included in net income.



    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. Real estate is reported at depreciated cost.



    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly in unassigned surplus.



    LOANED SECURITIES


    Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the cash collateral received which is typically greater than the market value of the related securities loaned. In other instances, the Company will hold as collateral securities with a market value at least equal to the securities loaned. Securities held as collateral are not recorded in the Company's balance sheet in accordance with accounting guidance for secured borrowings and collateral. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.



    GOODWILL


    Goodwill, which represents the excess, subject to certain limitations, of the ceding commission over statutory-basis net assets of business purchased

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING
  POLICIES (CONTINUED)


    under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years.



    PREMIUMS


    Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.



    BENEFITS


    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Insurance Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenerios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.



    The tabular interest, tabular less actual reserves released and tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.



    Liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.



    CLAIMS AND CLAIM ADJUSTMENT EXPENSES


    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.



    REINSURANCE CEDED AND ASSUMED


    Reinsurance premiums, benefits and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on investments managed by the Company are reported in net investment income.



    PENSION BENEFITS


    Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.



    INCOME TAXES


    The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.



    STOCK OPTIONS


    The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. SUMMARY OF SIGNIFICANT ACCOUNTING
  POLICIES (CONTINUED)


    LNC's common stock at the grant date, or other measurement date, over the amount an employee or agent must pay to acquire the stock.



    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS


    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for variable life and variable annuity contracts and for which the contractholder, rather than the Company, bears the investment risk. Separate account assets are reported at fair value. The operations of the separate accounts are not included in the accompanying financial statements. Policy administration and investment management fees charged on separate account policyholder deposits are included in income from separate account investment management and administration service fees. Mortality charges on variable universal life contracts are included in income from expense charges on deposit funds. Fees charged relative to variable annuity and variable universal life administration agreements for separate account products sold by other insurance companies and not recorded on the Company's financial statements are included in income from separate account investment management and administration service fees.



2. PERMITTED STATUTORY ACCOUNTING PRACTICES


    The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department. "Prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the NAIC's ACCOUNTING PRACTICES AND PROCEDURES MANUAL and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.



    In 1998, the NAIC adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory-basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of Indiana must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is anticipated that Indiana will adopt Codification, however, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS


    The major categories of net investment income are as follows:



                                                                 YEAR ENDED DECEMBER 31
                                                                 1999           1998           1997
                                                                 --------------------------------------
                                                                 (IN MILLIONS)
                                                                 --------------------------------------
   Income:
     Bonds                                                       $1,840.6       $1,714.3       $1,524.4
   ------------------------------------------------------------
     Preferred stocks                                                20.3           19.7           23.5
   ------------------------------------------------------------
     Unaffiliated common stocks                                       6.3           10.6            8.3
   ------------------------------------------------------------
     Affiliated common stocks                                         7.8            5.2           15.0
   ------------------------------------------------------------
     Mortgage loans on real estate                                  321.0          323.6          257.2
   ------------------------------------------------------------
     Real estate                                                     57.8           81.4           92.2
   ------------------------------------------------------------
     Policy loans                                                   101.7           86.5           37.5
   ------------------------------------------------------------
     Other investments                                               50.6           26.5           28.2
   ------------------------------------------------------------
     Cash and short-term investments                                 95.9          104.7           70.3
   ------------------------------------------------------------  --------       --------       --------
   Total investment income                                        2,502.0        2,372.5        2,056.6
   ------------------------------------------------------------
   Expenses:
     Depreciation                                                    14.4           19.3           21.0
   ------------------------------------------------------------
     Other                                                          284.4          246.0          188.5
   ------------------------------------------------------------  --------       --------       --------
   Total investment expenses                                        298.8          265.3          209.5
   ------------------------------------------------------------  --------       --------       --------
   Net investment income                                         $2,203.2       $2,107.2       $1,847.1
   ------------------------------------------------------------  ========       ========       ========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS (CONTINUED)


    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:



                                                        COST OR         GROSS            GROSS
                                                        AMORTIZED       UNREALIZED       UNREALIZED       FAIR
                                                        COST            GAINS            LOSSES           VALUE
                                                        -----------------------------------------------------------
                                                        (IN MILLIONS)
                                                        -----------------------------------------------------------
   At December 31, 1999:
     Corporate                                          $17,758.4        $  229.6          $763.0         $17,225.0
      ------------------------------------------------
     U.S. government                                        316.8            29.6            21.5             324.9
      ------------------------------------------------
     Foreign government                                     984.5            49.8            39.9             994.4
      ------------------------------------------------
     Mortgage-backed                                      3,913.7            46.2           139.0           3,820.9
      ------------------------------------------------
     State and municipal                                     11.6              --              .5              11.1
      ------------------------------------------------  ---------        --------          ------         ---------
                                                        $22,985.0        $  355.2          $963.9         $22,376.3
                                                        =========        ========          ======         =========

   At December 31, 1998:
     Corporate                                          $17,658.4        $1,159.8          $148.2         $18,670.0
      ------------------------------------------------
     U.S. government                                        900.7            88.8             3.4             986.1
      ------------------------------------------------
     Foreign government                                     947.8            59.9            61.2             946.5
      ------------------------------------------------
     Mortgage-backed                                      4,312.1           171.6            33.4           4,450.3
      ------------------------------------------------
     State and municipal                                     11.9              .7              --              12.6
      ------------------------------------------------  ---------        --------          ------         ---------
                                                        $23,830.9        $1,480.8          $246.2         $25,065.5
                                                        =========        ========          ======         =========



    The carrying amounts of bonds in the balance sheets at December 31, 1999 and 1998 reflect adjustments of $38,900,000 and $11,800,000, respectively, to decrease amortized cost as a result of the Securities Valuation Office of the NAIC ("SVO") designating certain investments as in or near default.



    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1999, by contractual maturity, is as follows:



                                                                 COST OR
                                                                 AMORTIZED       FAIR
                                                                 COST            VALUE
                                                                 -------------------------
                                                                 (IN MILLIONS)
                                                                 -------------------------
   Maturity:
     In 2000                                                     $   598.0       $   599.2
   ------------------------------------------------------------
     In 2001-2004                                                  4,359.8         4,313.4
   ------------------------------------------------------------
     In 2005-2009                                                  6,636.0         6,392.9
   ------------------------------------------------------------
     After 2009                                                    7,477.5         7,249.9
   ------------------------------------------------------------
     Mortgage-backed securities                                    3,913.7         3,820.9
   ------------------------------------------------------------  ---------       ---------
   Total                                                         $22,985.0       $22,376.3
   ------------------------------------------------------------  =========       =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS (CONTINUED)


    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



    Proceeds from sales of investments in bonds during 1999, 1998 and 1997 were $5,351,400,000, $9,395,000,000 and
    $9,715,000,000, respectively. Gross gains during 1999, 1998 and 1997 of $95,400,000, $186,300,000 and $218,100,000,
    respectively, and gross losses of $195,500,000, $138,000,000 and $78,000,000, respectively, were realized on those sales.



    At December 31, 1999 and 1998, investments in bonds, with an admitted asset value of $116,500,000 and $97,800,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.



    Unrealized gains and losses on investments in unaffiliated common stocks are reported directly in unassigned surplus and are not reported in the statutory-basis Statements of Operations. The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in unaffiliated common stocks and preferred stocks are as follows:



                                             COST OR    GROSS       GROSS
                                             AMORTIZED  UNREALIZED  UNREALIZED  FAIR
                                             COST       GAINS       LOSSES      VALUE
                                             -----------------------------------------
                                             (IN MILLIONS)
                                             -----------------------------------------
   At December 31, 1999:
     Preferred stocks                         $253.8      $ 1.3       $31.5     $223.6
   ----------------------------------------
     Unaffiliated common stocks                150.4       34.2        17.7      166.9
   ----------------------------------------
   At December 31, 1998:
     Preferred stocks                         $236.0      $ 8.9       $ 2.4     $242.5
   ----------------------------------------
     Unaffiliated common stocks                223.3       62.0        26.0      259.3
   ----------------------------------------



    The carrying amount of preferred stocks in the balance sheets at December 31, 1999 and 1998 reflects adjustments of $4,100,000 and $5,800,000, respectively, to decrease amortized cost as a result of the SVO designating certain investments as low or lower quality.



    During 1999, the minimum and maximum lending rates for mortgage loans were 6.5% and 11.5%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3. INVESTMENTS (CONTINUED)


    Components of the Company's investments in real estate are summarized as follows:



                                                                 DECEMBER 31
                                                                 1999         1998
                                                                 -------------------
                                                                 (IN MILLIONS)
                                                                 -------------------
   Occupied by the Company:
     Land                                                        $  2.5       $  2.5
   ------------------------------------------------------------
     Buildings                                                     11.1          9.0
   ------------------------------------------------------------
     Less accumulated depreciation                                 (2.2)        (1.7)
   ------------------------------------------------------------  ------       ------
   Net real estate occupied by the Company                         11.4          9.8
   ------------------------------------------------------------
   Other:
     Land                                                          46.2         93.2
   ------------------------------------------------------------
     Buildings                                                    226.8        413.0
   ------------------------------------------------------------
     Other                                                          4.7          7.9
   ------------------------------------------------------------
     Less accumulated depreciation                                (35.1)       (50.1)
   ------------------------------------------------------------  ------       ------
   Net other real estate                                          242.6        464.0
   ------------------------------------------------------------  ------       ------
   Net real estate                                               $254.0       $473.8
   ------------------------------------------------------------  ======       ======



    Net realized capital gains are reported net of federal income taxes and amounts transferred to the IMR as follows:



                                                                 1999         1998         1997
                                                                 --------------------------------
                                                                 (IN MILLIONS)
                                                                 --------------------------------
   Net realized capital gains                                    $ 20.8       $179.7       $209.3
   ------------------------------------------------------------
   Less amount transferred to IMR (net of related taxes
   (credits) of ($31.4), $27.3 and $54.0 in 1999, 1998 and
   1997, respectively)                                            (58.3)        50.8        100.2
   ------------------------------------------------------------  ------       ------       ------
                                                                   79.1        128.9        109.1
   Less federal income taxes (credits) on realized gains          (35.3)        82.1         77.8
   ------------------------------------------------------------  ------       ------       ------
   Net realized capital gains after transfer to IMR and taxes
   (credits)                                                     $114.4       $ 46.8       $ 31.3
   ------------------------------------------------------------  ======       ======       ======



4. SUBSIDIARIES


    The Company owns 100% of the outstanding common stock of four insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn"), Lincoln National Health & Casualty Insurance Company ("LNH&C"), Lincoln National Reassurance Company ("LNRAC") and Lincoln Life & Annuity Company of New York ("LNY"). The Company also owns 100% of the outstanding common stock of four non-insurance company subsidiaries: Lincoln National Insurance Associates ("LNIA"), Sagemark Consulting, Inc. ("Sagemark"), Wakefield Tower Alpha Limited ("Wakefield"), and Lincoln Realty Capital

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4. SUBSIDIARIES (CONTINUED)


    Corporation ("LRCC"). The Company also owns 85% of one non-insurance company subsidiary, AnnuityNet, Inc.
    (AnnuityNet). Statutory-basis financial information related to the insurance subsidiaries is summarized as follows (in millions):



                                                              DECEMBER 31, 1999
                                                              ----------------------------------
                                                              FIRST
                                                              PENN      LNH&C   LNRAC   LNY
                                                              ----------------------------------
   Cash and invested assets                                   $1,318.7  $434.6  $443.6  $1,888.6
   ---------------------------------------------------------
   Other assets                                                   40.6   55.5    492.6     403.1
   ---------------------------------------------------------  --------  ------  ------  --------
   Total admitted assets                                      $1,359.3  $490.1  $936.2  $2,291.7
   ---------------------------------------------------------  ========  ======  ======  ========

   Insurance reserves                                         $1,242.2  $394.4  $261.4  $1,802.4
   ---------------------------------------------------------
   Other liabilities                                              44.3   27.9    614.4      25.6
   ---------------------------------------------------------
   Liabilities related to separate accounts                         --     --       --     328.8
   ---------------------------------------------------------
   Capital and surplus                                            72.8   67.8     60.4     134.9
   ---------------------------------------------------------  --------  ------  ------  --------
   Total liabilities and capital and surplus                  $1,359.3  $490.1  $936.2  $2,291.7
   ---------------------------------------------------------  ========  ======  ======  ========



                                                                YEAR ENDED DECEMBER 31, 1999
                                                                -----------------------------------------------
                                                                FIRST
                                                                PENN         LNH&C        LNRAC        LNY
                                                                -----------------------------------------------
   Revenues                                                     $332.7       $263.3       $ 88.4       $  313.3
   -----------------------------------------------------------
   Expenses                                                      329.0       346.9          75.4          291.4
   -----------------------------------------------------------
   Net realized gains (losses)                                      --          --            .2           (2.0)
   -----------------------------------------------------------  ------       ------       ------       --------
   Net income (loss)                                            $  3.7       $(83.6)      $ 13.2       $   19.9
   -----------------------------------------------------------  ======       ======       ======       ========



                                                               DECEMBER 31, 1998
                                                               ----------------------------------
                                                               FIRST
                                                               PENN      LNH&C   LNRAC   LNY
                                                               ----------------------------------
   Cash and invested assets                                    $1,221.1  $333.9  $403.6  $1,938.0
   ----------------------------------------------------------
   Other assets                                                    40.3   31.3   490.0      270.2
   ----------------------------------------------------------  --------  ------  ------  --------
   Total admitted assets                                       $1,261.4  $365.2  $893.6  $2,208.2
   ----------------------------------------------------------  ========  ======  ======  ========

   Insurance reserves                                          $1,149.8  $266.3  $281.8  $1,814.5
   ----------------------------------------------------------
   Other liabilities                                               42.0   24.0   553.7       45.1
   ----------------------------------------------------------
   Liabilities related to separate accounts                          --     --      --      236.9
   ----------------------------------------------------------
   Capital and surplus                                             69.6   74.9    58.1      111.7
   ----------------------------------------------------------  --------  ------  ------  --------
   Total liabilities and capital and surplus                   $1,261.4  $365.2  $893.6  $2,208.2
   ----------------------------------------------------------  ========  ======  ======  ========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4. SUBSIDIARIES (CONTINUED)



                                                                YEAR ENDED DECEMBER 31, 1998
                                                                ---------------------------------
                                                                FIRST
                                                                PENN    LNH&C    LNRAC   LNY
                                                                ---------------------------------
   Revenues                                                     $310.4  $ 165.0  $150.3  $1,402.6
   -----------------------------------------------------------
   Expenses                                                      310.6    164.4  139.5    1,656.1
   -----------------------------------------------------------
   Net realized gains (losses)                                    (0.3)     0.9   (0.1)      (0.7)
   -----------------------------------------------------------  ------  -------  ------  --------
   Net income (loss)                                            $ (0.5) $   1.5  $10.7   $ (254.2)
   -----------------------------------------------------------  ======  =======  ======  ========



    AnnuityNet was formed in 1998 for the distribution of variable annuities over the Internet and is valued on the equity method (at 85% of GAAP equity) with an admitted asset value of $2,400,000 at December 31, 1999. LNIA was purchased in 1998 for $600,000 and is valued on the equity method with an admitted asset value of $800,000 at December 31, 1999. Sagemark is a broker dealer and was acquired in connection with a reinsurance transaction completed in 1998. Sagemark is valued on the equity method with an admitted asset value of $6,400,000 at December 31, 1999. Wakefield was formed in 1999 to engage in the ownership and management of investments and is valued on the equity method with an admitted asset value of $248,300,000. Wakefield's assets as of December 31, 1999 consist entirely of investments in bonds. LRCC was formed in 1999 to engage in the management of certain real estate investments. It was capitalized with cash and three real estate investments of $12,700,000 and is valued on the equity method with an admitted asset value of $10,900,000.



    The carrying value of all affiliated common stocks, was $604,700,000 and $322,100,000 at December 31, 1999 and 1998,
    respectively. The insurance affiliates are carried at statutory-basis net equity while other affiliates are recorded at GAAP-basis net equity, adjusted for certain items which would be non-admitted under statutory accounting principles. The cost basis of investments in subsidiaries as of December 31, 1999 and 1998 was $970,700,000 and
    $631,100,000, respectively.



    During 1999, 1998 and 1997 the Company's insurance subsidiaries paid dividends of $5,200,000, $5,200,000 and $15,000,000, respectively.



5. FEDERAL INCOME TAXES


    The effective federal income tax rate in the accompanying Statements of Operations differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends received tax deductions and differences between statutory accounting and tax return recognition relative to policy acquisition costs, policy and contract liabilities and reinsurance ceding commissions.



    In 1999, 1998 and 1997, federal income tax expense (benefit) incurred totaled $85,400,000, ($141,000,000) and
    $78,300,000, respectively. In 1999, capital losses of $151,700,000 were incurred, and carried back to recover taxes paid in prior years.



    The Company paid $45,300,000, $2,300,000 and $164,500,000 to
    LNC in 1999, 1998 and 1997, respectively, in federal income taxes.



    Under prior income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." The Company has approximately $187,000,000 of untaxed "Policyholders' Surplus" on which no payment of federal

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5. FEDERAL INCOME TAXES (CONTINUED)


    income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future and no related tax liability has been recognized. If the entire balance of the account became taxable under the current federal income tax rate, the tax would be approximately $65,500,000.



6. SUPPLEMENTAL FINANCIAL DATA


    The balance sheet caption "Reinsurance recoverable" includes amounts recoverable from other insurers for claims paid by the Company. The balance sheet caption, "Future policy benefits and claims," and the balance sheet caption "Other policyholder funds" have been reduced for insurance ceded as follows:



                                                                 DECEMBER 31
                                                                 1999           1998
                                                                 -----------------------
                                                                 (IN MILLIONS)
                                                                 -----------------------
   Insurance ceded                                               $5,340.0       $4,081.8
   ------------------------------------------------------------
   Amounts recoverable from other insurers                           81.2           79.9
   ------------------------------------------------------------



    Reinsurance transactions, excluding assumption reinsurance, included in the income statement caption, "Premiums and deposits," are as follows:



                                                                 YEAR ENDED DECEMBER 31
                                                                 1999           1998           1997
                                                                 ------------------------------------
                                                                 (IN MILLIONS)
                                                                 ------------------------------------
   Insurance assumed                                             $2,606.5       $9,018.9       $727.2
   ------------------------------------------------------------
   Insurance ceded                                                1,675.1          877.1        302.9
   ------------------------------------------------------------  --------       --------       ------
   Net amount included in premiums                               $  931.4       $8,141.8       $424.3
   ------------------------------------------------------------  ========       ========       ======



    The income statement caption, "Benefits and settlement expenses," is net of reinsurance recoveries of $2,609,000,000, $2,098,800,000 and $1,240,500,000 for 1999,
    1998 and 1997, respectively.



    Details underlying the balance sheet caption "Other policyholder funds" are as follows:



                                                                 DECEMBER 31
                                                                 1999            1998
                                                                 -------------------------
                                                                 (IN MILLIONS)
                                                                 -------------------------
   Premium deposit funds                                         $16,208.3       $16,285.2
   ------------------------------------------------------------
   Undistributed earnings on participating business                  346.9           348.4
   ------------------------------------------------------------
   Other                                                              34.3            13.9
   ------------------------------------------------------------  ---------       ---------
                                                                 $16,589.5       $16,647.5
                                                                 =========       =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

6. SUPPLEMENTAL FINANCIAL DATA (CONTINUED)


    Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and fees in course of collection," are as follows:



                                                                 DECEMBER 31, 1999
                                                                 ---------------------------------
                                                                                           NET OF
                                                                 GROSS       LOADING       LOADING
                                                                 ---------------------------------
                                                                 (IN MILLIONS)
                                                                 ---------------------------------
   Ordinary new business                                         $10.8        $ 7.3         $ 3.5
   ------------------------------------------------------------
   Ordinary renewal                                               54.2          6.8          47.4
   ------------------------------------------------------------
   Group life                                                     13.7           .1          13.6
   ------------------------------------------------------------  -----        -----         -----
                                                                 $78.7        $14.2         $64.5
                                                                 =====        =====         =====



                                                                 DECEMBER 31, 1998
                                                                 ---------------------------------
                                                                                           NET OF
                                                                 GROSS       LOADING       LOADING
                                                                 ---------------------------------
                                                                 (IN MILLIONS)
                                                                 ---------------------------------
   Ordinary new business                                         $ 9.5        $ 3.4         $ 6.1
   ------------------------------------------------------------
   Ordinary renewal                                              (13.7)        11.3         (25.0)
   ------------------------------------------------------------
   Group life                                                     14.2           .2          14.0
   ------------------------------------------------------------  -----        -----         -----
                                                                 $10.0        $14.9         $(4.9)
                                                                 =====        =====         =====



7. ANNUITY RESERVES


    At December 31, 1999, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:



                                                                 AMOUNT          PERCENT
                                                                 -----------------------
                                                                 (IN MILLIONS)
                                                                 -----------------------
   Subject to discretionary withdrawal with adjustment:
     With market value adjustment                                $ 2,427.7           4%
   ------------------------------------------------------------
     At book value, less surrender charge                          2,237.3           3
   ------------------------------------------------------------
     At market value                                              44,076.2          68
   ------------------------------------------------------------  ---------         ---
                                                                  48,741.2          75
   Subject to discretionary withdrawal without adjustment at
   book value with minimal or no charge or adjustment             13,486.5          21
   ------------------------------------------------------------
   Not subject to discretionary withdrawal                         2,622.4           4
   ------------------------------------------------------------  ---------         ---
   Total annuity reserves and deposit fund                        64,850.1         100%
   ------------------------------------------------------------                    ===
   Less reinsurance                                                1,548.0
   ------------------------------------------------------------  ---------
   Net annuity reserves and deposit fund liabilities, including
   separate accounts                                             $63,302.1
   ------------------------------------------------------------  =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

8. CAPITAL AND SURPLUS


    In 1998, the Company issued two surplus notes to LNC in return for cash of $1,250,000,000. The first note for $500,000,000 was issued to LNC in connection with the CIGNA Corporation ("CIGNA")indemnity reinsurance transaction on January 5, 1998. This note calls for the Company to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before January 5, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,315,700,000 at December 31, 1999), and subject to approval by the Indiana Insurance Commissioner.



    The second note for $750,000,000 was issued on December 18, 1998 to LNC in connection with the Aetna, Inc. ("Aetna") indemnity reinsurance transaction. This note calls for the Company to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before December 18, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,379,600,000 at December 31, 1999), and subject to approval by the Indiana Insurance Commissioner.



    A summary of the terms of these surplus notes follows (in millions):



                                                     PRINCIPAL                     INCEPTION       ACCRUED
                                                   OUTSTANDING AT                   TO DATE      INTEREST AT
                                     PRINCIPAL      DECEMBER 31,   CURRENT YEAR    INTEREST     DECEMBER 31,
  DATE ISSUED                      AMOUNT OF NOTE       1999       INTEREST PAID     PAID           1999
  -----------                      --------------  --------------  -------------  -----------  ---------------
  January 5, 1998                   $     500.0      $     500.0    $     32.8    $     65.1   $            --
  -------------------------------
  December 18, 1998                       750.0            750.0          46.7          46.7                --
  -------------------------------



    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1999, the Company exceeds the RBC requirements.



    The payment of dividends by the Company is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Indiana Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations. In January 1998, the Company assumed a block of individual life insurance and annuity business from CIGNA and in October 1998, the Company assumed a block of individual life insurance business from Aetna (SEE NOTE 10). The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related ceding commission was expensed in the accompanying Statement of Operations and resulted in the reduction of unassigned surplus. As a result of these transactions, the Company's statutory-basis unassigned surplus is negative as of December 31, 1999 and it will be necessary for the Company to obtain prior approval of the Indiana Insurance Commissioner before paying any dividends to LNC until such time as statutory-basis unassigned surplus is positive. The time frame for unassigned surplus to return to a positive position is dependent upon future statutory earnings and dividends paid to LNC. Although no assurance can be given, management believes that the approvals for the payment of such dividends in amounts consistent with those paid in the past can be obtained.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

9. EMPLOYEE BENEFIT PLANS


    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). Effective July 1, 1999, the agents' postretirement plan was changed to require agents retiring on or after that date to pay the full premium costs. This change to the plan resulted in a one-time curtailment gain of $1,400,000 in 1999. The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis financial Statements of Operations or financial position for any of the periods shown.



    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Options issued subsequent to 1991 are exercisable in 25% increments on the option issuance anniversary in the four years following issuance.



    As of December 31, 1999, there were 2,072,087 and 1,397,005 shares of LNC common stock subject to options granted to Company employees and agents, respectively, under the stock option incentive plans of which 919,749 and 241,097, respectively, were exercisable on that date. The exercise prices of the outstanding options range from $12.50 to $56.75. During 1999, 1998 and 1997, there were 318,421, 136,469 and 170,789 options exercised, respectively, and 82,024, 18,288 and 1,846 options forfeited, respectively.



10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES


    DISABILITY INCOME CLAIMS


    The liability for disability income claims net of the related asset for amounts recoverable from reinsurers at December 31, 1999 and 1998 is $221,600,000 and $670,100,000, respectively. This liability is based on the assumption that the recent experience will continue in the future. If incidence levels and/or claim termination rates fluctuate significantly from the assumptions underlying reserves, adjustments to reserves could be required in the future. Accordingly, this liability may prove to be deficient or excessive. The Company reviews reserve levels on an ongoing basis. However, it is management's opinion that such future development will not materially affect the financial position of the Company.



    During 1997, the Company conducted an in-depth review of loss experience on its disability income business. As a result of this study, the reserve level was deemed to be inadequate to meet future obligations if current incident levels were to continue in the future. In order to address this situation, the Company strengthened its disability income reserves by $80,000,000 in 1997.



    PERSONAL ACCIDENT PROGRAMS


    In the past, the Company and its wholly owned subsidiary, LNH&C, accepted personal accident reinsurance programs from other insurance companies. Most of these programs were presented by independent brokers who represented the ceding companies. Certain excess-of-loss personal accident reinsurance programs created in the London market during 1993 through 1996 have produced and have potential to produce significant losses. The liabilities for these programs, net of related assets recoverable from reinsurers, were $174,700,000 and $177,400,000 at December 31, 1999 and 1998, respectively.



    Settlement activities relating to the Company's participation in workers' compensation carve-out (i.e., life and health risks associated with workers' compensation coverage) programs managed by Unicover Managers, Inc. have allowed the Company to evaluate the possibility of settlements and to estimate its potential costs to settle Unicover-related exposures. As of December 31, 1999, a liability of $62,200,000 has been established for the

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


    settlement of the Company's exposure to the Unicover programs.



    These amounts are based on various estimates that are subject to considerable uncertainty. Accordingly, the liabilities may prove to be deficient or excessive. However, it is management's opinion that future developments in these programs will not materially affect the financial position of the Company.



    HMO EXCESS-OF-LOSS REINSURANCE PROGRAMS


    In light of the continued volatility in the HMO excess-of-loss line of business, LNH&C discontinued writing new HMO excess-of-loss reinsurance programs in the third quarter of 1999. The liability for HMO claims, net of the related assets for amounts recoverable from reinsurers, was $101,900,000 and $55,900,000 at December 31, 1999 and 1998, respectively. LNH&C reviews reserve levels on an ongoing basis. The liability is based on the assumption that recent experience will continue in the future. If claims and loss ratios fluctuate significantly from the assumptions underlying the reserves, adjustments to reserves could be required in the future. Accordingly, the liability may prove to be deficient or excessive. However, it is management's opinion that such future developments will not materially affect the financial position of the Company.



    MARKETING AND COMPLIANCE MATTERS


    Regulators continue to focus on market conduct and compliance issues. Under certain circumstances, companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.



    GROUP PENSION ANNUITIES


    The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio. Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.



    LEASES


    The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25 year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods.



    Total rental expense on operating leases in 1999, 1998 and 1997 was $38,900,000, $34,000,000 and $29,300,000, respectively. Future minimum rental commitments are as follows (in millions):



   2000                              $ 28.7
   --------------------------------
   2001                                28.8
   --------------------------------
   2002                                27.5
   --------------------------------
   2003                                26.2
   --------------------------------
   2004                                26.5
   --------------------------------
   Thereafter                         123.5
   --------------------------------  ------
                                     $261.2
                                     ======



    INFORMATION TECHNOLOGY COMMITMENT


    In February 1998, the Company signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


    operations. Total costs incurred in 1999 and 1998 were $67,400,000 and $54,800,000, respectively. Future minimum annual costs range from $33,600,000 to $56,800,000, however future costs are dependent on usage and could exceed these amounts.



    INSURANCE CEDED AND ASSUMED


    The Company cedes insurance to other companies, including certain affiliates. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. The Company limits its maximum coverage that it retains on an individual to $10,000,000. Portions of the Company's deferred annuity business have also been coinsured with other companies to limit its exposure to interest rate risks. At December 31, 1999, the reserves associated with these reinsurance arrangements totaled $1,422,800,000. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.



    Proceeds from the sale of common stock of American States Financial Corporation ("American States") and proceeds from the January 5, 1998 surplus note, were used to finance an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance and annuity business from CIGNA. The Company paid $1,264,400,000 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $1,127,700,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $4,780,300,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities.



    In connection with the completion of the CIGNA reinsurance transaction, the Company recorded a charge of $31,000,000 to cover certain costs of integrating the existing operations with the new block of business.



    In 1999, the Company and CIGNA reached an agreement through arbitration on the final statutory-basis values of the assets and liabilities reinsured. As a result, the Company's ceding commission for this transaction was reduced by $58.6 million.



    Subsequent to this transaction, the Company and LNY announced that they had reached an agreement to sell the administration rights to a variable annuity portfolio that had been acquired as part of the block of business assumed on January 2, 1998. This sale closed on October 12, 1998 with an effective date of September 1, 1998.



    On October 1, 1998, the Company and LNY entered into an indemnity reinsurance transaction whereby the Company and LNY reinsured 100% of a block of individual life insurance business from Aetna. The Company paid $856,300,000 to Aetna on October 1, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $815,300,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $2,813,800,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities. The Company financed this reinsurance transaction with proceeds from short-term debt borrowings from LNC until the December 18, 1998 surplus note was approved by the Insurance Department. Subsequent to the Aetna transaction, the Company and LNY announced that they had reached an agreement to retrocede the sponsored life business assumed for $87,600,000. The retrocession agreement closed on October 14, 1998 with an effective date of October 1, 1998.



    On November 1, 1999, the Company closed its previously announced agreement to transfer a block of disability income business to MetLife. Under this indemnity reinsurance agreement, the Company transferred $490,800,000 of cash to MetLife representing the statutory reserves transferred on this business less $17,800,000 of purchase price consideration. A gain on the reinsurance transaction of $71,800,000 was recorded directly in unassigned

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


    surplus and will be recognized in statutory earnings over the life of the business.



    The Company assumes insurance from other companies, including certain affiliates. At December 31, 1999, the Company provided $270,000,000 of statutory-basis surplus relief to other insurance companies under reinsurance transactions. The Company retroceded 100% of this accepted surplus relief to its off-shore reinsurance affiliates. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.



    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $17,300,000 and $43,400,000 at December 31, 1999 and 1998, respectively.



    VULNERABILITY FROM CONCENTRATIONS


    At December 31, 1999, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 1999, 29% of such mortgages ($1,212,700,000) involved properties located in Texas and California. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $70,000,000.



    At December 31, 1999, the Company did not have a concentration of:
    1) business transactions with a particular customer, lender or distributor;
    2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.



    OTHER CONTINGENCY MATTERS


    The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for certain claims in excess of $5,000,000. The degree of applicability of this coverage will depend on the specific facts of each proceeding. In some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these proceedings will not have a material adverse affect on the financial position of the Company.



    With the recent filing of a lawsuit alleging fraud in the sale of interest sensitive universal and whole life insurance policies, the Company now has several such actions pending. While each of these lawsuits seeks class action status, the court has not certified a class in any of them. In each of these lawsuits, plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. While relief sought in these lawsuits is substantial, they are in the discovery stages of litigation, and it is premature to make assessments about potential loss, if any. Management intends to defend these lawsuits vigorously. The amount of liability, if any, which may arise as a result of these lawsuits cannot be reasonably estimated at this time. In another lawsuit, a settlement has been preliminarily approved by the court, and a class has been conditionally certified for settlement purposes. Two other similar lawsuits previously have been resolved and dismissed.



    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.



    GUARANTEES


    The Company has guarantees with off-balance-sheet risks whose contractual amounts represent

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


    credit exposure. Outstanding guarantees with off-balance-sheet risks at December 31, 1999 relate to mortgage loan pass-through certificates. The Company has sold commercial mortgage loans through grantor trusts that issued pass-through certificates. The Company has agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. The outstanding guarantees as of December 31, 1999 and 1998 were $25,900,000 and $30,900,000, respectively.
    It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default the impact would not be material to the Company. Accordingly, both the carrying value and fair value of these guarantees is zero at December 31, 1999 and 1998.



    DERIVATIVES


    The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. government obligations, commodity risk, credit risk and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items being hedged by such contracts.



    Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:



                                                                 ASSETS (LIABILITIES)
                                                                 ---------------------------------
                                             NOTIONAL OR         CARRYING  FAIR    CARRYING  FAIR
                                             CONTRACT AMOUNTS    VALUE     VALUE   VALUE     VALUE
                                             -----------------------------------------------------
                                             DECEMBER 31         DECEMBER 31       DECEMBER 31
                                             1999      1998      1999      1999    1998      1998
                                             -----------------------------------------------------
                                             (IN MILLIONS)
                                             -----------------------------------------------------
   Interest rate derivatives:
     Interest rate cap agreements            $2,508.8  $4,108.8   $ 5.2    $  3.2   $ 9.3    $  .9
          ---------------------------------
     Swaptions                                1,837.5   1,899.5    12.2      10.8    16.2      2.5
          ---------------------------------
     Interest rate swaps                        630.9     258.3      --     (19.5)     --      9.9
          ---------------------------------
     Put options                                 21.3      21.3      --       1.9      --      2.2
          ---------------------------------  --------  --------   -----    ------   -----    -----
                                              4,998.5   6,287.9    17.4      (3.6)   25.5     15.5
   Foreign currency derivatives:
     Forward contracts                             --       1.5      --        --      --       --
          ---------------------------------
     Foreign currency swaps                      44.2      47.2      --       (.4)     --       .3
          ---------------------------------  --------  --------   -----    ------   -----    -----
                                                 44.2      48.7      --       (.4)     --       .3
   Commodity derivatives:
     Commodity swaps                               --       8.1      --        --      --      2.4
          ---------------------------------  --------  --------   -----    ------   -----    -----
                                             $5,042.7  $6,344.7   $17.4    $ (4.0)  $25.5    $18.2
                                             ========  ========   =====    ======   =====    =====

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


    A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is as follows:



                                                            INTEREST RATE CAPS            SWAPTIONS
                                                            -----------------------------------------------------
                                                            1999           1998           1999           1998
                                                            -----------------------------------------------------
                                                            (IN MILLIONS)
                                                            -----------------------------------------------------
   Balance at beginning of year                             $4,108.8       $4,900.0       $1,899.5       $1,752.0
   -------------------------------------------------------
   New contracts                                                  --          708.8             --          218.3
   -------------------------------------------------------
   Terminations and maturities                              (1,600.0)      (1,500.0)         (62.0)         (70.8)
   -------------------------------------------------------  --------       --------       --------       --------
   Balance at end of year                                   $2,508.8       $4,108.8       $1,837.5       $1,899.5
   -------------------------------------------------------  ========       ========       ========       ========



                                                                      INTEREST RATE SWAPS
                                                                      -----------------------
                                                                      1999          1998
                                                                      -----------------------
   Balance at beginning of year                                       $ 258.3       $    10.0
   ------------------------------------------------------------
   New contracts                                                        482.4         2,226.6
   ------------------------------------------------------------
   Terminations and maturities                                         (109.8)       (1,978.3)
   ------------------------------------------------------------       -------       ---------
   Balance at end of year                                             $ 630.9       $   258.3
   ------------------------------------------------------------       =======       =========



                                                                                         COMMODITY
                                                                 PUT OPTIONS             SWAPS
                                                                 ----------------------------------------
                                                                 1999        1998        1999        1998
                                                                 ----------------------------------------
   Balance at beginning of year                                  $21.3       $  --       $ 8.1       $ --
   ------------------------------------------------------------
   New contracts                                                    --        21.3          --        8.1
   ------------------------------------------------------------
   Terminations and maturities                                      --          --        (8.1)        --
   ------------------------------------------------------------  -----       -----       -----       ----
   Balance at end of year                                        $21.3       $21.3       $  --       $8.1
   ------------------------------------------------------------  =====       =====       =====       ====



                                                                 FOREIGN CURRENCY DERIVATIVES
                                                                 (FOREIGN INVESTMENTS)
                                                                 -------------------------------------------
                                                                 FOREIGN EXCHANGE          FOREIGN CURRENCY
                                                                 FORWARD CONTRACTS         SWAPS
                                                                 -------------------------------------------
                                                                 1999        1998          1999        1998
                                                                 -------------------------------------------
                                                                 (IN MILLIONS)
                                                                 -------------------------------------------
   Balance at beginning of year                                  $ 1.5       $ 163.1       $47.2       $15.0
   ------------------------------------------------------------
   New contracts                                                   2.7         419.8          --        39.2
   ------------------------------------------------------------
   Terminations and maturities                                    (4.2)       (581.4)       (3.0)       (7.0)
   ------------------------------------------------------------  -----       -------       -----       -----
   Balance at end of year                                        $  --       $   1.5       $44.2       $47.2
   ------------------------------------------------------------  =====       =======       =====       =====



    INTEREST RATE CAP AGREEMENTS


    The interest rate cap agreements, which expire in 2000 through 2006, entitle the Company to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of the Company's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


    premium paid for the interest rate caps is included in other investments (amortized costs of $5.2 million as of December 31, 1999) and is being amortized over the terms of the agreements. This amortization is included in net investment income.


    SWAPTIONS


    Swaptions, which expire in 2000 through 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of the Company's swaption program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the swaptions is included in other investments (amortized cost of $12.2 million as of December 31, 1999) and is being amortized over the terms of the agreements. This amortization is included in net investment income.


    SPREAD LOCK AGREEMENTS


    Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified government security is larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock program is to protect a portion of its fixed maturity securities against widening of spreads. While spreadlocks are used periodically, there are no spreadlock agreements outstanding at December 31, 1999.


    INTEREST RATE SWAP AGREEMENTS


    The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price, level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty to the agreement the stream of variable interest payments based on the coupon payments hedged bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net receipts/payments from interest rate swaps are recorded in net investment income. The Company also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the anticipated purchase of assets to support newly acquired blocks of business or to extend the duration of certain portfolios of assets. Once the assets are purchased the gains (losses) resulting from the termination of the swap agreements will be applied to the basis of the assets. The gains (losses) will be recognized in earnings over the life of the assets. The anticipated purchase of assets related to extending the duration of certain portfolios of assets is expected to be completed in 2000.


    PUT OPTIONS


    The Company uses put options, combined with various perpetual fixed income securities, and interest rate swaps to replicate fixed income, fixed maturity investments. The risk being hedged is a drop in bond prices due to credit concerns with international bond issuers. The put options allow the Company to put the bonds back to the counterparties at original par.


    FOREIGN CURRENCY DERIVATIVES


    The Company uses a combination of foreign exchange forward contracts and foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. The foreign currency forward contracts obligate the Company to deliver a specified amount of currency at a future date at a specified exchange rate. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a fixed rate of exchange in the future.


    COMMODITY SWAPS


    The Company used a commodity swap to hedge its exposure to fluctuations in the price of gold. A commodity swap is a contractual agreement to exchange a certain amount of a particular commodity for a fixed amount of cash. The Company owned a fixed income security that met its coupon

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)


    payment obligations in gold bullion. The Company is obligated to pay to the counterparty the gold bullion, and in return, receives from the counterparty a stream of fixed income payments. The fixed income payments were the product of the swap notional multiplied by the fixed rate stated in the swap agreement. The net receipts or payments from commodity swaps were recorded in net investment income. The fixed income security was called in the third quarter of 1999 and the commodity swap expired.


    ADDITIONAL DERIVATIVE INFORMATION


    Expenses for the agreements and contracts described above amounted to $6,200,000, $10,000,000 and $7,000,000 in 1999, 1998 and 1997, respectively.
    Deferred gains of $100,000 as of December 31, 1999, were the result of terminated interest rate swaps. These gains are included with the related fixed maturity securities to which the hedge applied or as deferred liabilities and are being amortized over the life of such securities.


    The Company is exposed to credit loss in the event of nonperformance by counterparties on various derivative contracts. However, the Company does not anticipate nonperformance by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in the Company's favor. At
    December 31, 1999, the exposure was $8,500,000.


11. FAIR VALUE OF FINANCIAL INSTRUMENTS


    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.


    BONDS AND UNAFFILIATED COMMON STOCK


    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of unaffiliated common stocks are based on quoted market prices.


    PREFERRED STOCK


    Fair values of preferred stock are based on quoted market prices, where available. For preferred stock not actively traded, fair values are based on values of issues of comparable yield and quality.


    MORTGAGE LOANS ON REAL ESTATE


    The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.


    POLICY LOANS


    The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using
    Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.


    OTHER INVESTMENTS AND CASH AND SHORT-TERM INVESTMENTS


    The carrying values for assets classified as other investments and cash and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.


    INVESTMENT-TYPE INSURANCE CONTRACTS


    The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," include investment type insurance contracts (i.e.,

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


    deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.


    The remainder of the balance sheet captions "Future policy benefits and claims" and "Other policyholder funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed.


    SHORT-TERM DEBT


    For short-term debt, the carrying value approximates fair value.


    SURPLUS NOTES DUE TO LNC


    Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.


    GUARANTEES


    The Company's guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status, which indicates none of the loans are delinquent, the fair value liability for the guarantees related to the mortgage loan pass-through certificates is zero.


    DERIVATIVES


    The Company employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the foreign currency exchange contracts and industry standard models that are commercially available for interest rate cap agreements, swaptions, spread lock agreements, interest rate swaps, commodity swaps and put options.


    INVESTMENT COMMITMENTS


    Fair values for commitments to make investment in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.


    SEPARATE ACCOUNTS


    Assets held in separate accounts are reported in the accompanying statutory-basis balance sheets at fair value.
    The related liabilities are also reported at fair value in amounts equal to the separate account assets.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


    The carrying values and estimated fair values of the Company's financial instruments are as follows:



                                                    DECEMBER 31
                                                    -------------------------------------------------------------
                                                    1999                              1998
                                                    -------------------------------------------------------------
                                                    CARRYING                          CARRYING
   ASSETS (LIABILITIES)                             VALUE            FAIR VALUE       VALUE            FAIR VALUE
   --------------------------------------------------------------------------------------------------------------
                                                    (IN MILLIONS)
                                                    -------------------------------------------------------------
   Bonds                                            $ 22,985.0       $ 22,376.3       $ 23,830.9       $ 25,065.5
   -----------------------------------------------
   Preferred stocks                                      253.8            223.6            236.0            242.5
   -----------------------------------------------
   Unaffiliated common stocks                            166.9            166.9            259.3            259.3
   -----------------------------------------------
   Mortgage loans on real estate                       4,211.5          4,104.0          3,932.9          4,100.1
   -----------------------------------------------
   Policy loans                                        1,652.9          1,770.5          1,606.0          1,685.9
   -----------------------------------------------
   Other investments                                     426.6            426.6            434.4            434.4
   -----------------------------------------------
   Cash and short-term investments                     1,409.2          1,409.2          1,725.4          1,725.4
   -----------------------------------------------
   Investment-type insurance contracts:
     Deposit contracts and certain guaranteed
       interest contracts                            (17,730.4)       (17,364.3)       (17,845.8)       (17,486.4)
      --------------------------------------------
     Remaining guaranteed interest and similar
       contracts                                        (454.7)          (465.1)          (714.4)          (738.2)
      --------------------------------------------
   Short-term debt                                      (205.0)          (205.0)          (140.0)          (140.0)
   -----------------------------------------------
   Surplus notes due to LNC                           (1,250.0)        (1,022.1)        (1,250.0)        (1,335.1)
   -----------------------------------------------
   Derivatives                                            17.4             (4.0)            25.5             18.2
   -----------------------------------------------
   Investment commitments                                   --             (0.8)              --              (.6)
   -----------------------------------------------
   Separate account assets                            46,105.1         46,105.1         36,907.0         36,907.0
   -----------------------------------------------
   Separate account liabilities                      (46,105.1)       (46,105.1)       (36,907.0)       (36,907.0)
   -----------------------------------------------



12. ACQUISITIONS AND SALES OF SUBSIDIARIES


    In 1997, LNC contributed 25,000,000 shares of common stock of American States to the Company. American States is a property casualty insurance holding company of which LNC owned 83.3%. The contributed common stock was accounted for as a capital contribution equal to the fair value of the common stock received by the Company. Subsequently, the American States common stock owned by the Company, along with all other American States common stock owned by LNC and its affiliates, was sold. The Company received proceeds from the sale in the amount of $1,175,000,000. The Company recognized no gain or loss on the sale of its portion of the common stock due to the receipt of the stock at fair value. The proceeds from this sale of stock were used to partially finance the CIGNA indemnity reinsurance transaction.


13. TRANSACTIONS WITH AFFILIATES


    A wholly owned subsidiary of LNC, Lincoln Life and Annuity
    Distributors, Inc. ("LLAD"), has a nearly exclusive general agent's contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LLAD override commissions of $60,400,000 and $76,700,000 in 1999 and 1998, respectively, and override commissions and operating expense allowances of $61,600,000 in 1997. LLAD incurred

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

13. TRANSACTIONS WITH AFFILIATES (CONTINUED)


    expenses of $113,400,000, $102,400,000 and $5,500,000 in 1999, 1998 and
    1997, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse. Effective in January 1998, the Company and LLAD agreed to increase the override commission expense and eliminate the operating expense allowance.


    Cash and short-term investments at December 31, 1999 and 1998 include the Company's participation in a short-term investment pool with LNC of $390,300,000 and $383,600,000, respectively. Related investment income amounted to $16,700,000, $16,800,000 and $15,500,000 in 1999, 1998 and 1997,
    respectively. Short-term loan payable to parent company at December 31, 1999 and 1998 represent notes payable to LNC.


    The Company provides services to and receives services from affiliated companies which resulted in a net payment of $49,400,000, $92,100,000 and $48,500,000 in 1999, 1998 and 1997, respectively.


    The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:



                           YEAR ENDED DECEMBER 31
                           1999     1998     1997
                           ------------------------
                           (IN MILLIONS)
                           ------------------------
   Insurance assumed       $ 19.7   $ 13.7   $ 11.9
   ----------------------
   Insurance ceded          777.6    290.1    100.3



    The balance sheets include reinsurance balances with affiliated companies as follows:



                             DECEMBER 31
                             1999           1998
                             -----------------------
                             (IN MILLIONS)
                             -----------------------
   Future policy benefits
   and claims assumed
                             $  413.7       $  197.3
   ------------------------
   Future policy benefits
   and claims ceded           1,680.4        1,125.0
   ------------------------
   Amounts recoverable on
   paid and unpaid losses       146.4           84.2
   ------------------------
   Reinsurance payable on
   paid losses                    8.8            6.0
   ------------------------
   Funds held under
   reinsurance treaties --
   net liability              2,106.4        1,375.4
   ------------------------



    Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $917,300,000 and $318,300,000 at December 31, 1999 and 1998,
    respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 1999 and 1998, LNC had guaranteed $818,900,000 and $237,000,000, respectively, of these letters of credit. At December 31, 1999 and 1998, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $118,800,000 and $122,400,000, respectively, for statutory surplus relief received under financial reinsurance ceded agreements.


14. SEPARATE ACCOUNTS


    Separate account assets held by the Company consist primarily of long-term bonds, common stocks, short-term investments and mutual funds and are carried at market value. Substantially none of the separate accounts have any minimum guarantees and the investment risks associated with market

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

14. SEPARATE ACCOUNTS (CONTINUED)


    value changes are borne entirely by the policyholder.


    Separate account premiums, deposits and other considerations amounted to $4,572,600,000, $3,953,300,000 and $4,821,800,000 in 1999, 1998 and 1997,
    respectively. Reserves for separate accounts with assets at fair value were $45,198,900,000 and $36,145,900,000 at December 31, 1999 and 1998,
    respectively. All reserves are subject to discretionary withdrawal at market value.



    A reconciliation of transfers to (from) separate accounts is as follows:



                                                                 YEAR ENDED DECEMBER 31
                                                                 1999       1998           1997
                                                                 -----------------------------------
                                                                 (IN MILLIONS)
                                                                 -----------------------------------
   Transfers as reported in the Summary of Operations of the
   various separate accounts:
     Transfers to separate accounts                              $ 4,573.2  $ 3,954.9      $ 4,824.0
   ------------------------------------------------------------
     Transfers from separate accounts                             (4,933.8)  (4,069.8)      (2,943.8)
   ------------------------------------------------------------  ---------  ---------      ---------
   Net transfers to (from) separate accounts as reported in the
   Summary of Operations                                         $  (360.6) $  (114.9)     $ 1,880.2
   ------------------------------------------------------------  =========  =========      =========



15. CENTURY COMPLIANCE (UNAUDITED)


    The Year 2000 issue was complex and affected many aspects of the Company's business. The Company was particularly concerned with Year 2000 issues that related to the Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners. From 1996 through 1999 the Company and its operating subsidiaries redirected a large portion of internal Information Technology ("IT") efforts and contracted with outside consultants to update systems to address Year 2000 issues. Experts were engaged to assist in developing work plans and cost estimates and to complete remediation activities.


    For the year ended December 31, 1999, the Company identified expenditures of $39,500,000 to address this issue. This brings the expenditures for 1996 through 1999 to $75,300,000. Because updating systems and procedures is an integral part of the Company's on-going operations, most of the expenditures shown above are expected to continue after all Year 2000 issues have been resolved. All Year 2000 expenditures have been funded from operating cash flows.


    The scope of the overall Year 2000 program included the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and local area network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT); 3) addressing the readiness of key business partners and 4) establishing Year 2000 contingency plans. The Company completed these projects prior to year-end.


    The Company's businesses have not identified any major problems in their business processing. Minor problems have been resolved quickly. The Company's businesses have not experienced any significant interruption in service to clients or business partners or in reporting to regulators.

REPORT OF INDEPENDENT AUDITORS



Board of Directors
The Lincoln National Life Insurance Company



We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (the "Company"), a wholly owned subsidiary of Lincoln National Corporation, as of December 31, 1999 and 1998, and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are also described in Note 1.



In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of The Lincoln National Life Insurance Company at December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.



However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.



                                         /s/ Ernst & Young LLP



Fort Wayne, Indiana
January 31, 2000

                                    PART II

FEES AND CHARGES REPRESENTATION

                    Lincoln Life represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

UNDERTAKING TO FILE REPORTS

                    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

INDEMNIFICATION

                    (A)Brief description of indemnification provisions.

                       In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

                       In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

                       Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

                    (B)Undertaking pursuant to Rule 484 of Regulation C under
                       the Securities Act of 1933.

                       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT


                    This Pre-Effective Amendment No. 1 to this Registration Statement comprises the following papers and documents:



                    The facing sheet; A cross-reference sheet (reconciliation and tie); The Prospectus consisting of 103 pages, The undertaking to file reports; The fees and charges representation; Statements regarding indemnification; The signatures.



                    The written consents of the following persons:
                    Robert A. Picarello, Esq.
                    Vaughn W. Robbins, FSA
                    Ernst & Young LLP (Independent Auditors)

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
      (1)  Resolution of the Board of Directors of The Lincoln National Life
           Insurance Company and related documents authorizing establishment of the Account.(1)
      (2)  Not applicable.
      (3)  (a)  Selling Agreement between The Lincoln National Life
                Insurance Company and Lincoln Financial Advisors Corp.(12)
           (b)  Commission Schedule for Variable Life Policies.(5)
      (4)  Not applicable.
      (5)  (a)  Form of Policy and Application.(1)
           (b)  Riders.(1)
           (c)  Form of Contract LN 655, Form of Application B10409(10)
      (6)  (a)  Articles of Incorporation of The Lincoln National Life
                Insurance Company.(7)
           (b)  Bylaws of The Lincoln National Life Insurance Company.(7)
      (7)  Not applicable.
      (8)  Fund Participation Agreements.
           Forms of Agreements between The Lincoln National Life Insurance
           Company and:
           (a)  AIM Variable Insurance Funds, Inc.(8)
           (b)  Baron Capital Funds Trust.(9)
           (c)  BT Insurance Funds Trust.(6)
           (d)  Delaware Group Premium Fund, Inc.(3)
           (e)  Fidelity Variable Insurance Products Fund.(4)
           (f)  Fidelity Variable Insurance Products Fund II.(4)
           (g)  Fidelity Variable Insurance Products Fund III.(9)
           (h)  Janus Aspen Series.(9)
           (i)  Lincoln National Funds.(8)
           (j)  MFS-Registered Trademark- Variable Insurance Trust.(5)
           (k)  Neuberger Berman Advisers Management Trust.(9)
           (l)  Templeton Variable Products Series Fund.(8)
           (m)  OCC Accumulation Trust.(6)
           (n)  American Variable Insurance Series.(11)
      (9)  Services Agreement between The Lincoln National Life Insurance
           Co. and Delaware Management Co.(2)
     (10)  See Exhibit 1(5).
2.         See Exhibit 1(5).
3.         Opinion and Consent of Counsel.
4.         Not applicable.
5.         Not applicable.
6.         Opinion and consent of Actuary.
7.         Consent of Independent Auditors.
8.         Not applicable.


--------------------------
 (1) Incorporated by reference to Registrant's registration statement on Form S-6 (File No. 333-43107) filed on December 23, 1997
 (2) Incorporated by reference to Registration Statement on Form S-6 (File
     No. 33-40745) filed on November 21, 1997.
 (3) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-25990) filed on April 22, 1998.
 (4) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-04999) filed on September 26, 1996.
 (5) Incorporated by reference to Registration Statement on Form S-6 (File
     No. 333-42479) filed on April 28, 1998.

 (6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-42479) filed on May 12, 1998.

 (7) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) filed on December 5, 1996.

 (8) Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form S-6 (File No. 333-40937) filed on April 29, 1999.


 (9) Incorporated by reference to Post-Effective Amendment No. 3 on on Form N-4 (File No. 333-50817) filed on April 23, 1999.


(10) Incorporated by Reference to Registration Statement on Form S-6 (File 33-XXXXX) filed on March 30, 2000.


(11) Incorporated by reference to Post-Effective Amendment No. 1 on Form S-6 (File No. 333-72875) filed on October 15, 1999.


(12) Incorporated by reference to Post-Effective Amendment No. 1 on Form S-6 (File No. 333-82663) filed on April 13, 2000.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life Flexible Premium Variable Life Separate Account R (File
No. 333-33782), has caused this Pre-Effective Amendment No. 1 to this Initial Registration Statement to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut on the 20th day of April, 2000.


                                          LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE
                                          LIFE SEPARATE ACCOUNT R (Registrant)


                                          By:         /s/ GARY W. PARKER

                                             -----------------------------------

                                                       Gary W. Parker


                                             SENIOR VICE PRESIDENT, THE LINCOLN
                                               NATIONAL LIFE INSURANCE COMPANY


                                          By:      THE LINCOLN NATIONAL LIFE
                                                      INSURANCE COMPANY
                                                         (DEPOSITOR)


                                          By:         /s/ GARY W. PARKER

                                             -----------------------------------

                                                       Gary W. Parker
                                                    SENIOR VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to this Registration Statement (File
No. 333-33782) has been signed below on April 20, 2000 by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                   SIGNATURE                                             TITLE
                   ---------                                             -----
               /s/ JON A. BOSCIA*                 President and Director (Principal Executive
     --------------------------------------        Officer)
                 Jon A. Boscia

               /s/ JOHN H. GOTTA*                 Chief Executive Officer of Life Insurance, Senior
     --------------------------------------        Vice President, Assistant Secretary, and Director
                 John H. Gotta

             /s/ STEPHEN H. LEWIS*                Interim Chief Executive Officer of Annuities,
     --------------------------------------        Senior Vice President and Director
                Stephen H. Lewis

            /s/ LAWRENCE T. ROWLAND*
     --------------------------------------       Executive Vice President and Director
              Lawrence T. Rowland

            /s/ TODD R. STEPHENSON*               Senior Vice President, Chief Financial Officer and
     --------------------------------------        Assistant Treasurer (Principal Financial Officer)
               Todd R. Stephenson

               /s/ KEITH J. RYAN*                 Vice President, Controller, and Chief Accounting
     --------------------------------------        Officer (Principal Accounting Officer)
                 Keith J. Ryan

            /s/ H. THOMAS MCMEEKIN*
     --------------------------------------       Director
               H. Thomas McMeekin

            /s/ RICHARD C. VAUGHAN*
     --------------------------------------       Director
               Richard C. Vaughan



                                          *By:         /s/ GARY W. PARKER

                                              ----------------------------------

                                                Gary W. Parker, pursuant to a
                                               Power of Attorney filed with this
                                               Pre-Effective Amendment No. 1 to
                                                  the Registration Statement.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 28th day of January, 2000.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
               /s/ JON A. BOSCIA
     --------------------------------------       President and Director
                 Jon A. Boscia

               /s/ JOHN H. GOTTA                  Chief Executive Officer of Life Insurance, Senior
     --------------------------------------        Vice President, Assistant Secretary, and Director
                 John H. Gotta

             /s/ STEPHEN H. LEWIS*                Interim Chief Executive Officer of Annuities,
     --------------------------------------        Senior Vice President and Director
                Stephen H. Lewis

            /s/ TODD R. STEPHENSON*               Senior Vice President, Chief Financial Officer and
     --------------------------------------        Assistant Treasurer
               Todd R. Stephenson

             /s/ H. THOMAS MCMEEKIN
     --------------------------------------       Director
               H. Thomas McMeekin

             /s/ RICHARD C. VAUGHAN
     --------------------------------------       Director
               Richard C. Vaughan

* For Stephen H. Lewis and Todd R. Stephenson
STATE OF             )
INDIANA
                     )SS:
COUNTY OF ALLEN      )

                                  Subscribed and sworn to before me this
                                  28th day of January, 2000
                                  /s/ Janet L. Lindenberg
                                  -------------------------------
                                  Janet L. Lindenberg
                                  Notary Public
                                  Commission Expires: 7-10-2001

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6, Form N-8B-2 and/or Form N-6, or any successors to these Forms, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to any such Registration Statement or amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individual for this specific purpose.

    WITNESS our hands and common seal on this 31st day of January, 2000.

                   SIGNATURE                                             TITLE
                   ---------                                             -----
            /s/ LAWRENCE T. ROWLAND*
     --------------------------------------       Executive Vice President and Director
              Lawrence T. Rowland

               /s/ KEITH J. RYAN*                 Vice President, Controller and Chief Accounting
     --------------------------------------        Officer
                 Keith J. Ryan


*For: Lawrence T. Rowland and Keith J. Ryan
STATE OF             )
INDIANA
                     )SS:
COUNTY OF ALLEN      )

                                  Subscribed and sworn to before me this
                                  31st day of January, 2000
                                  /s/ Janet L. Lindenberg
                                  -------------------------------
                                  Janet L. Lindenberg
                                  Notary Public
                                  Commission Expires: 7-10-2001